

2024 Annual Report



VICTORIA PLACE, WARD VILLAGE

Contents

A Letter from the CEO

2024 Year in Review: Building America's Premier Communities

To my fellow shareholders,

2024 was another outstanding year for Howard Hughes. Our steadfast commitment to creating exceptional communities once again yielded record results across all segments of our business, including MPC EBT, Operating Assets NOI, and condo sales. The year highlighted why Howard Hughes is the nation's leading community builder—our legacy of successful and sustainable growth, our forward-looking vision for innovative development, and our unique ability to anticipate and act nimbly to meet market demand.

In July, we launched a new chapter for HHH with the completion of the spinoff of our Seaport Entertainment division into its own separate publicly traded company. Howard Hughes moves forward as a pure-play real estate company dedicated solely to building America's premier communities—with a refined focus, streamlined efficiency, and strengthened balance sheet.

Throughout the year we continued to do what we have always done: grow and enhance our communities and the high-quality lifestyle they offer, while maintaining a disciplined approach to capital allocation and working to achieve the highest risk-adjusted returns. The scope and expanse of our national portfolio of award-winning assets provides us meaningful opportunity to partner and collaborate with industry leaders and civic stakeholders to shape the evolving nature of our country's urban landscape for generations to come.

Record Results Across All Business Segments

Our Master Planned Communities (MPC) segment delivered an impressive year, achieving record-breaking milestones despite the housing market being overshadowed by national headlines about mortgage rates and affordability. Across our communities, new home sales remained robust—earning Summerlin and Bridgeland the #5 and #7 rankings, respectively, in RCLCO's best-selling MPCs for 2024. Bridgeland, was also named Master Planned Community of the Year by The National Association of Home Builders.

Strong consumer demand, coupled with low inventories of vacant developed lots in our MPCs, led our homebuilder partners to purchase significant residential acreage at the highest prices ever achieved in Summerlin, Bridgeland, and The Woodlands Hills. Overall, we sold 445 residential acres at an average price of $990,000 and delivered record EBT of $349 million—16% above our initial guidance target and 2% higher than our record-breaking performance in 2023.

Our communities continue to set the standard for both long-term value and sustainable growth. Howard Hughes once again earned the top ranking from GRESB in our peer group of Americas Diversified Listed real estate companies for our proven commitment to sustainability and industry leadership across our national portfolio. Our company was also recognized for our ongoing commitment to advancing sustainability, resilience, equity, and the health and well-being of our communities by the USGBC in the Texas region with a 2024 Community Impact Award.

Throughout the year, we continued to streamline our Operating Assets portfolio and sharpen our focus on core properties that we believe add value to our business, delivering record Net Operating Income (NOI)—including the contribution from unconsolidated ventures—of $257 million. This represented a 6% year-over-year increase and exceeded our initial 2024 guidance by $7 million. Growth was realized in each of our core property types, with the most significant percentage increase in multifamily, resulting from strong leasing momentum at our newest developments.

We also benefited from significant growth in office, as rent abatements from our strong leasing success over the past few years began to expire. With another 473,000 square feet leased during the year, we closed out 2024 with our stabilized office portfolio 89% leased, setting the stage for continued growth in the coming years.

Our Strategic Developments segment also had another impressive year, with the pinnacle being the delivery and sell-out of every condominium at Victoria Place—our seventh completed tower in Ward Village—generating record condominium revenue of $778 million and gross profit of $212 million.

We launched tremendously successful pre-sales at two new condominium developments including The Launiu in Ward Village and The Ritz-Carlton Residences, The Woodlands. In total, our sales teams pre-sold 394 additional condominiums during the year which represented incremental future condo revenues of $870 million, bringing the total value of future condo sales revenue which will be recognized between 2025 and 2028 to $2.6 billion.

In our commercial development pipeline, construction progressed on seven projects during the year. Together, these projects are expected to provide nearly $24 million of incremental stabilized NOI to our Operating Assets segment in the coming years.

A Legacy of Leadership

Our success is the result of the hard work and dedication of our talented Howard Hughes team. During the year, we welcomed new executive leaders whose expertise has helped us implement innovative new initiatives and drive positive impact throughout our organization and the communities in which we build.

Joseph Valane joined HHH as General Counsel in March, and Bhupesh Arora was appointed Chief Technology Officer in July. We also welcomed two new regional leaders, with Charley Freericks becoming President of the Phoenix Region in August, and Jose Bustamante joining the team as President of the Nevada Region in November.

In April, long-time Howard Hughes board member Scot Sellers was named Chairman of our Board of Directors, succeeding Bill Ackman, who retired from the board after serving as its chairman since founding Howard Hughes in 2010. We also welcomed Pershing Square Partner Ben Hakim and veteran C-suite executive Dana Hamilton to the board.

Achievements, Milestones, and Groundwork for Growth

As we deliver today's most sought-after places to live and work, we also continue to lay the groundwork for future growth and long-term success. We are dedicated to building upon our strategic partnerships and critical collaborations with key stakeholders, policy makers, and innovators to advance impactful projects. In 2024, we laid significant groundwork for unlocking value and opportunities for growth across the Howard Hughes portfolio.

Throughout 2024, we celebrated the 50th anniversary of The Woodlands, continually ranked as one of the best communities to live in America, with an unprecedented 35% of its acreage permanently dedicated to open green space. We also focused



THE RITZ-CARLTON RESIDENCES, THE WOODLANDS GROUNDBREAKING

ahead on a vision for the next 50 years, including setting new standards for luxury living with 1 Riva Row, our new multifamily development on The Waterway, as well as with the first Ritz-Carlton-branded stand-alone condominiums in Texas which broke ground in October. The Ritz-Carlton Residences, The Woodlands reported unprecedented pre-sales of over $335 million in future revenue—selling out 50% of units in just one week. We are currently 70% sold, with only a limited number of units remaining for this project—designed by Robert A.M. Stern Architects and located on the last available large-scale residential site on Lake Woodlands.

In Bridgeland, we broke ground on the 70-acre Village Green at Bridgeland Central in February, a significant

milestone in the development of Bridgeland Central, the 925-acre emerging urban district set to transform the Northwest Houston region. Bridgeland Central is set to drive decades of future commercial development that will deliver significant growth and value creation for the company and greatly improve the lives of our residents in the years ahead.

In Downtown Columbia, we continued to lay the groundwork for the revitalization of the Lakefront District, including the completion of 10285 Lakefront—an 85,000-square-foot medical office building which will set a new standard for healthcare in the community.

At Ward Village, we announced in March a joint venture partnership with Discovery Land Company for the development of a new residential tower, 'Ilima Ward Village. With a premier location and design set to deliver an unrivaled island living experience, 'Ilima, as well as its companion tower Melia Ward Village, are being designed by celebrated architecture firm Robert A.M. Stern Architects. During the year we also continued development of Victoria Ward Park Makai which opened in February 2025 and coincided with the amended HCDA Mauka Area Rules which became effective during January 2025. These new guidelines represent the potential for an estimated 2.5 to 3.5 million gross square feet of additional residential development in Ward Village, while supporting a balanced mix of homes, public spaces, restaurants, and retail experiences to bring greater public benefit to the neighborhood.

In our newest Howard Hughes community, Teravalis, which is being built from the ground up in the Phoenix West Valley, we announced the roster of seven national and regional homebuilders that will be building homes in the community's first village of Floreo. In 2024, we sold over 800 lots amounting to 115 acres at an impressive average price of $777,000 per acre—which is an outstanding achievement in anticipation of Floreo's grand opening in late 2025.

Now in its 35th year of development, Summerlin is continuing its remarkable trajectory as one of the country's most successful master plans. The community continues to grow and evolve, and more than a dozen new neighborhoods are being added in 2025—along with three new parks which are projected to open and add to the already plentiful opportunities to live an active and outdoor lifestyle in the natural environment of the Red Rock Canyon. In 2024, we also worked to lay the groundwork for the passage of a tax incentive bill that will create over $40 billion in economic output and tens of thousands of new jobs with the establishment of Summerlin Studios—a shovel-ready project set to reshape Nevada's economic landscape with the delivery of a thriving film industry.

Looking Ahead

Howard Hughes has been steadily gaining momentum over the years, and our achievements in 2024 have us firmly positioned for another strong year in 2025, with mid-point guidance in both our MPC and Operating Assets segments that imply new full-year records. As we continue to master plan and build the places where people and businesses want to be, we have a robust pipeline of development opportunities ahead for many decades to come.

I am incredibly proud of our team and our commitment to excellence that drives us forward and am excited for the opportunities that lie ahead.





David R. O'Reilly
CHIEF EXECUTIVE OFFICER

2024 Financial Results & Highlights

During 2024, we achieved significant milestones across our portfolio, including record MPC EBT, operating assets NOI, and condo sales.

Our MPC segment saw record residential land sales revenues achieved at an all-time average high price per acre despite market challenges. Our Operating Assets delivered impressive financial results, with a 6% year-over-year increase in NOI driven by record results in office and multifamily. In Strategic Developments, the sell-out of Victoria Place in Ward Village generated record revenue and profit. Additionally, we made strong progress in commercial development with the advancement of seven new projects—including office, multifamily, and retail developments—further strengthening our pipeline for future growth.

Our 2024 achievements placed Howard Hughes in a notable position of financial strength. We ended the year with $596 million in cash and approximately

$315 million of additional liquidity from undrawn loan commitments, with a remaining equity contribution needed to fund our current projects of $237 million. Our capital markets team had a tremendous year, closing $862 million of financings, including $680 million of condominium construction loans and $168 million of key refinancings for debt maturing in 2024 and 2025. At the end of the year, our weighted average debt maturity was five years—with 82% of our debt maturing in 2027 or later.

With a forward-looking vision, strong balance sheet, and self-funding business model, we are meeting the growing demand for masterfully planned living and working environments in the places where people and businesses want to be.

MASTER PLANNED COMMUNITIES

$349M
RECORD EARNINGS BEFORE TAX

$453M
LAND SALES

445
RESIDENTIAL ACRES SOLD

$990K
RECORD RESIDENTIAL PRICE PER ACRE



SUMMERLIN

OPERATING ASSETS

$257M
RECORD NET OPERATING INCOME (NOI)

6%
NOI GROWTH (VS. 2023)

473K SF
NEW OR EXPANDED OFFICES LEASES

$59M
RECORD MULTIFAMILY NOI

THE LAUNIU WARD VILLAGE

STRATEGIC DEVELOPMENTS

394
CONDOS SOLD

$779M
CONDO SALES REVENUE

$211M
ADJUSTED CONDO GROSS PROFIT

$870M
FUTURE CONDO REVENUE CONTRACTED



MARLOW, DOWNTOWN COLUMBIA

Portfolio Highlights

At Howard Hughes, we are dedicated to creating sustainable communities that positively impact the lives of over 387,000 residents across 118,000 acres in five regions.

Our expansive portfolio provides us with a unique opportunity to remain a trusted partner in responsible development and long-term growth, actively adapting to meet evolving needs and market demands.

As we continue to unlock the value inherent in our award-winning assets, we are not just building for today—we are laying the foundations for a thriving future, investing in the evolution and multi-generational success of our communities.



VICTORIA PLACE, WARD VILLAGE



TERAVALIS



10285 LAKEFRONT, DOWNTOWN COLUMBIA



THE RITZ-CARLTON RESIDENCES, THE WOODLANDS



BRIDGELAND CENTRAL



THE WOODLANDS HILLS



DOWNTOWN SUMMERLIN

Ward Village

Ward Village, our award-winning 60-acre community in the heart of Honolulu, blends urban sophistication with island living.



$6B[1]
IN TOTAL SALES

7
DELIVERED TOWERS — 100% SOLD

93%
LEASED — WARD VILLAGE STABILIZED RETAIL

90%
NATIVE PLANTS IN VICTORIA WARD PARK

[1] Includes pre-sales for future towers.



Seamlessly integrating modern residences, vibrant retail, dining, and cultural experiences with lush green spaces and oceanfront access, the LEED-certified community redefines sustainable urban living while delivering lasting value. Ward Village continues to enhance the Howard Hughes portfolio while setting a benchmark for sustainable, community-driven development on a global scale.

Ward Village had one of the most successful years in its history during 2024, outperforming the market and expectations. The highlight of the year was the delivery of Victoria Place—our seventh condominium tower—which generated record condo sales revenue of $778 million with strong gross profit margins of 27%. We also pre-sold 316 condominiums at our other condo developments during the year, representing future revenue of $533 million. Despite the uncertainty in the housing market, our strong results underscore the appeal of Ward Village and demonstrate continued market confidence in our residential condo projects.

At the other condo developments in our pipeline, construction on Ulana Ward Village continued to progress, and we celebrated its topping-off ceremony during the third quarter. We are on track to deliver this workforce housing tower consisting of 696 reserved housing units in late-2025. The Park Ward Village—our next market-rate tower, expected to be completed in 2026—is also progressing nicely. This 545-unit

premium condo development is now 97% pre-sold, with only 18 units remaining to sell. At Kalae, we closed on a construction loan during 2024, enabling construction to commence on this 329-unit luxury front row tower across from Kewalo Harbor. At year end, this tower was already 93% pre-sold with completion expected in 2027.

In the first quarter, we launched pre-sales at The Launiu—our eleventh condo project in Ward Village—with tremendous success. At year end, 58% of this development's 485 residences were already pre-sold, representing future condo revenue of $477 million. With this strong pace of pre-sales, we expect to start construction during 2025 with delivery in 2028.

Also in the first quarter, we announced a new joint venture partnership with Discovery Land Company for the development of a new residential tower, 'Ilima Ward Village. 'Ilima is designed to deliver an unrivaled island living experience with a refined aesthetic, expansive amenities, and sweeping views of the ocean and Diamond Head. 'Ilima, along with its companion tower Melia Ward Village, is being designed by celebrated architecture firm Robert A.M. Stern Architects.

Ward Village retail, which comprises more than 850,000 square feet, performed well in 2024, delivering approximately $17 million of NOI and closing the year with its stabilized assets 93% leased.



DEAN & DELUCA
KŌʻULA

During the year, the ground floor retail at Kōʻula—Ward Village's sixth condo tower—welcomed its first tenants with the grand openings of Dean & DeLuca, Onkee Korean Grill House, Nori Bar, and more.

Ward Village continues to achieve significant milestones in responsible urban design, including its recent LEED Gold certification for Kōʻula residences. Additionally, the Makai portion of Victoria Ward Park opened, enhancing connectivity and pedestrian safety, and adding an acre and a half of open space. Anticipating the community's first SITES certification, this milestone debuts the initial phase of a two-part green space designed to enhance Ward Village's livability and value.

LOOKING AHEAD TO 2025

- Ongoing partnership with Discovery Land
- Pre-sales for Melia and ʻIlima
- Start construction on The Launiu
- Completion and opening of Ulana
- Opening of second phase of Victoria Ward Park

ULANA WARD VILLAGE

Summerlin

Now in its 35th year, Summerlin spans over 22,500 acres and offers more amenities than any other community in Southern Nevada.

#5
ON RCLCO'S LIST OF NATION'S TOP-SELLING MPCS

$261M
RECORD MPC EBT

1,055
NEW HOMES SOLD

220
ACRES SOLD

$1.4M
RECORD RESIDENTIAL PRICE PER ACRE

$23M
DOWNTOWN SUMMERLIN RETAIL NOI

99%
LEASE RATE — DOWNTOWN SUMMERLIN



1700 PAVILION

Summerlin drives sustainable growth and blends natural beauty with modern convenience, providing diverse housing options, renowned schools, parks, and trails, while Downtown Summerlin thrives as a hub for business and leisure. Summerlin will continue fostering residential, commercial, and cultural growth, enhancing its reputation as one of the most desirable places to live and work in the Las Vegas area.

With Nevada ranking among the nation's top states for growth and in-migration, homebuilder demand for new residential acreage in Summerlin remained elevated. 2024 saw the opening of six new neighborhoods within the community's residential sector, offering dozens of new floor plans, the completion of three community parks, and the close-out of nine neighborhoods.

During the year, our homebuilder partners sold 1,038 new homes. Including new homes sold in The Summit—our joint venture with Discovery Land Company—Summerlin sold 1,055 homes, earning the community the prestigious ranking of the #5 top-selling MPC in the country on RCLCO's national best-selling MPC list. Summerlin continues to lead all ranked communities in total appearances in this national list of top-selling MPCs, with 28 years in the top 25.

With this strong demand, we sold 220 residential acres at a record average price of $1.4 million per acre.

In the fourth quarter, we opened Astra—Summerlin's newest custom home neighborhood—selling the first six custom homesites, or approximately four acres, for an impressive average price of $6 million per acre. Overall, Summerlin achieved record MPC EBT of $261 million, representing 75% of our total MPC earnings in 2024 and a 15% year-over-year increase.

Tanager Echo, our newest multifamily development in Downtown Summerlin, contributed to a significant increase in NOI in 2024. This 294-unit property closed the year with 79% of its units leased, up from 21% at the end of 2023. Our stabilized properties—Tanager and Constellation—also performed well, closing the year 96% and 99% leased, respectively.

Summerlin's stabilized office portfolio continued to see strong demand in 2024, delivering significant growth in NOI, most notably from the successful lease-up of 1700 Pavilion, which was completed at the end of 2022. With combined space totaling 802,000 square feet— these premier office properties were remarkably 95% leased at year end.

Downtown Summerlin—our premier walkable urban core with 1.2 million square feet of upscale retail and dining—continued to deliver exceptional financial performance with approximately $23 million of NOI in 2024. Downtown Summerlin also celebrated the grand opening of several new tenants, with the most


Sur la table
Sur la table

ONE SUMMERLIN



REDPOINT ARROYO PARK



TANAGER ECHO

notable being Lego Store in June. Together with new leases announced with CHANEL Fragrance and Beauty boutique and MUNICIPAL GYM, we continue to upgrade the tenant mix, making Downtown Summerlin one of Las Vegas's premier and vibrant shopping and dining destinations. At year end, Downtown Summerlin's retail was 99% leased.

On the southeast corner of Downtown Summerlin, we also completed construction on an additional 67,000-square-foot retail development which will be anchored by a new Whole Foods Market and a standalone Starbucks. With a prime location adjacent to our Tanager and Tanager Echo multifamily developments—this retail center will be an important amenity for our tenants and all who visit Downtown Summerlin. At year end, 77% of this retail center was leased, with the remainder in LOI or lease negotiations.

In the south Summerlin commercial core, we completed construction of Meridian—a 148,000-square-foot office project. This new office campus has seen solid interest since its mid-year completion, and at year end, Meridian was 17% leased with another 23% in lease negotiations.

During the year, Summerlin made history as Nevada's first master planned community to earn LEED Precertification, highlighting our dedication to sustainability and environmental responsibility. We also introduced Summerlin's newest trail type—an urban trail that expands access for cyclists and pedestrians, connecting them to future commercial areas west of the 215 Beltway.

LOOKING AHEAD TO 2025

- Grand opening of the Whole Foods Market retail center in Downtown Summerlin
- Addition of 12+ new neighborhoods to diversify home offerings
- 3 new parks to enhance community amenities
- Development of proposed Summerlin Studios and thousands of new jobs for Nevadans in partnership with Sony Pictures Entertainment and Warner Bros. Discovery

Teravalis

Teravalis, our newest visionary 37,000-acre community underway in Buckeye, Arizona, exemplifies our commitment to creating vibrant, sustainable destinations.

115
ACRES SOLD

811
LOTS

$777K
AVERAGE RESIDENTIAL
PRICE PER ACRE

7
HOMEBUILDERS



Seamlessly blending modern living with the natural beauty of the High Sonoran Desert, Teravalis will feature thoughtfully designed residential, commercial, and recreational spaces. Over the long term, Teravalis will be an industry-leading community focused on sustainable development and technological advancement, which will help serve and drive the growth that is taking place in the Phoenix metro area. As one of the fastest-growing regions in the country, Phoenix is projected to add nearly 92,000 residents annually over the next 10 years, with 55% of this growth anticipated to be in the West Valley.

In 2024, we made considerable progress in Floreo—the first village in Teravalis—which encompasses 3,029 acres and is expected to consist of approximately 5,000 residential lots, commercial sites, and the Floreo Commons business district upon completion.

We continued to develop Floreo's first 330 residential acres and install critical water, sewer, electrical, fiber, and roadway infrastructure. Our progress led to the contracting of our first residential lots to homebuilders in the first quarter. By year's end, we had successfully closed on the sale of more than 800 lots to seven acclaimed homebuilders, representing 115 acres at an impressive average price of $777,000 per acre.



Through secured partnerships with Brightland Homes, Century Communities, Courtland Communities, KB Home, Lennar, Meritage Homes, and New Home Co., we are delivering a diverse range of thoughtfully designed homes to meet the needs of every resident. We expect the first model homes in Floreo to open in mid-2025 and will welcome our first residents by year end.



LOOKING AHEAD TO 2025

Grand opening of the first village at Floreo and developer Welcome House

First delivery of completed lots to homebuilders

Builder model homes opening mid-year

Initial amenities delivered including two beautifully designed neighborhood parks

The Woodlands

The Woodlands has spent the past 50 years evolving into a model for master planned communities—seamlessly integrating nature, modern urban living, and world-class amenities into what is consistently ranked one of the best communities to live in America.

Home to next-generation companies, vibrant mixed-use developments, and premier entertainment, The Woodlands continues to shape the future of community design. Our 50th anniversary celebrations honored this legacy and commitment to vision, innovation, and excellence while focusing on the future. With a strong foundation and a forward-thinking vision, The Woodlands demonstrates the long-term value of intentional placemaking, sustainable development, and economic vitality—ensuring its position as a dynamic destination for generations to come.

The Woodlands office portfolio achieved a record NOI of $83 million in 2024, with its stabilized properties ending the year 91% leased. A key driver of this success was the lease-up of 9950 Woodloch Forest, our 601,000-square-foot flagship Class AAA office building. Acquired vacant in late 2019, the property was impressively 99% leased at the end of 2024.

In June, we purchased Waterway Plaza II—a 142,000-square-foot Class A office building located on more than three acres in The Woodlands Town Center—for $19 million. With the Company's office portfolio in The Woodlands Town Center 94% leased, this asset has added much needed inventory which is expected to achieve double-digit returns upon stabilization. Long-term, the site is an unparalleled covered land play with significant opportunities for value creation through its potential redevelopment.

The Woodlands multifamily portfolio—which includes seven upscale properties comprising approximately 2,300 units—delivered strong NOI of $32 million in 2024. With premier locations in the heart of The Woodlands, these properties experienced solid demand and closed the year 95% leased.

We commenced pre-sales for The Ritz-Carlton Residences, The Woodlands—Howard Hughes' first condominium project outside of Hawai'i. The demand for this ultra-luxury, first stand-alone Ritz-Carlton-branded condo development in Texas located on the shores of Lake Woodlands, has been unprecedented. In the first week of pre-sales during March, we pre-sold 50% of the residences at prices per square foot never achieved in the Houston market. By year end, 70% of the development was already pre-sold, representing $337 million of future revenue. Construction commenced in October, and we expect it will be completed in 2027.

We continued to progress construction at 1 Riva Row—a 268-unit, high-rise multifamily development along The Woodlands Waterway—and celebrated its topping-off ceremony during the summer. This much-anticipated project, our eighth multifamily residence in the community, will set a new standard for luxury in The Woodlands and contribute meaningful annual NOI of nearly $10 million upon stabilization. We expect to complete this project in late 2025.



THE WOODLANDS WATERWAY



1 RIVA ROW

The Woodlands Hills

The Woodlands Hills offers a community centered around nature, sustainability, and family-friendly living.

$83M
NOI – OFFICE PORTFOLIO

91%
LEASE RATE – STABILIZED OFFICE PORTFOLIO

$32M
NOI – MULTIFAMILY PORTFOLIO

95%
LEASE RATE - MULTIFAMILY PORTFOLIO

In the third quarter, we started construction on the redevelopment of Grogan's Mill Village Center—the first retail center built in The Woodlands during the 1970's. Our efforts will include the modernization of more than 38,000 square feet of retail space, as well as the construction of a new 54,000-square-foot, state-of-the-art library and community center. Upon its completion during 2025, the library and community center will be deeded to Montgomery County in exchange for a 5.3-acre site located along The Woodlands Waterway which the Company expects to redevelop in the future.

LOOKING AHEAD TO 2025

Completion and opening of 1 Riva Row

Completion of Grogan's Mill Village Center redevelopment, including the revitalization of retail space and the construction of a new library and community center



249
NEW HOMES SOLD

9%
INCREASE IN NEW HOME SALES VS. 2023

47
RESIDENTIAL ACRES SOLD

$458K
RECORD RESIDENTIAL PRICE PER ACRE

$16M
MPC EBT

This young development provides a mix of beautifully designed homes from respected builders, complemented by ample amenities like parks, trails, and schools. As part of our broader vision, The Woodlands Hills enhances our portfolio by offering an evolving community in a rapidly growing area, ensuring long-term residential and commercial growth that aligns with our commitment to creating high-quality, sustainable environments.

In The Woodlands Hills, demand for new homes improved 9% year-over-year with the sale of 249 homes. For the year, we sold 47 acres at a record average price of $458,000, contributing to total EBT of $16 million, or a 33% improvement compared to 2023.

LOOKING AHEAD TO 2025

The Woodlands Hills Community Church groundbreaking

New developments underway in both the City of Willis and City of Conroe portions of The Woodlands Hills

Bridgeland

Bridgeland is a top-selling master planned community that blends nature, innovation, and thoughtful design to create a premier living environment.

#7
ON RCLCO'S LIST OF NATION'S TOP-SELLING MPCS

938
NEW HOMES SOLD

$591K
RECORD RESIDENTIAL PRICE PER ACRE

$78M
MPC EBT DELIVERED

178
ACRES SOLD

NAMED MASTER PLANNED COMMUNITY OF THE YEAR FOR 2024 BY THE NATIONAL ASSOCIATION OF HOME BUILDERS



WINGSPAN

Spanning 11,500 acres, this award-winning, dynamic mixed-use destination is poised for significant commercial growth and enhanced connectivity. With strong residential demand, appreciating land values, and a strategic location near Houston's major employment hubs, Bridgeland demonstrates the long-term value of integrated development. As the community evolves, its balance of residential, commercial, and natural spaces will continue to drive economic vitality and attract businesses, retailers, and residents alike.

In 2024, Bridgeland continued to grow at a solid pace with 938 new home sales, achieving accolades as the #7 top-selling community in the nation and the #2 top-selling community in Texas by RCLCO. This elevated demand for new homes and tight supply of vacant lots across Northwest Houston contributed to record residential land sales in Bridgeland, with 178 acres sold at a record average price of $591,000 per acre. In total, Bridgeland delivered $78 million of MPC EBT in 2024.

Demand for our stabilized multifamily developments—Starling at Bridgeland and Lakeside Row—remained strong, with both properties closing the year 96% leased.

Construction at Wingspan—our new single-family build-to-rent neighborhood which opened in late-2023—was fully completed in the summer. This



ONE BRIDGELAND GREEN



VILLAGE GREEN AT BRIDGELAND CENTRAL

first-of-its-kind development for Howard Hughes encompasses 263 homes which offer one- to three-bedroom floorplans with private outdoor spaces, garages, and all the benefits of a single-family home. At year end, 52% of its units were leased, up from 15% at the end of 2023.

In the fourth quarter, we sold Lakeland Village Center at Bridgeland, a retail asset spanning 68,000 square feet, for $28 million, resulting in a gain on sale of $11 million.

In Bridgeland Central, the community's premier emerging 925-acre mixed-use urban district, we advanced development on Village Green—Bridgeland Central's first mixed-use commercial project. Anchored by a 128,000-square-foot H-E-B that opened in October, the development includes 28,000 square feet of in-line retail and stand-alone restaurants, along with Greater Houston's first mass timber office building, which spans 50,000 square feet. With this being the first large-scale retail development in Bridgeland, we have experienced high demand from prospective tenants. At year end, 100% of the in-line retail and restaurant space was leased or in advanced negotiations.

Construction commenced on the mass timber office development—One Bridgeland Green—in May with its topping out celebrated in December. This project was

already 80% pre-leased at year end and will serve as the home for the Bridgeland Welcome Center and the Company's Bridgeland team. We expect to complete construction in the summer of 2025.

LOOKING AHEAD TO 2025

Grand opening of One Bridgeland Green, Greater Houston's first mass timber office development

Grand opening of Village Green at Bridgeland Central

Continued development of Bridgeland Central with the opening of a diverse selection of retailers and restaurants

Launch of new residential neighborhoods and a new model home park in Prairieland Village to meet growing demand

Downtown Columbia

Downtown Columbia is a vibrant, mixed-use community that offers the best of both worlds—urban amenities and walkability integrated into a natural setting with expansive open green space.



96%
LEASE RATE AT CLASS A OFFICE PROPERTIES

100%
LEASED – STABILIZED RETAIL

97%
LEASED – STABILIZED MULTIFAMILY PROPERTIES


LEED PLATINUM - MARLOW


JUNIPER


MERRIWEATHER ROW

Spanning 400 acres, Downtown Columbia is designed to attract residents and businesses looking for a dynamic lifestyle and is a highly desirable alternative to urban congestion and long commutes, with a safer, more accessible environment. With premier retail, dining, and entertainment options, it exemplifies sustainable development and modern placemaking as it continues to grow as a destination that fosters connectivity, work-life balance, and a thriving economy.

Our premier Class A office properties—6100 Merriweather, One Merriweather, and Two Merriweather—delivered improved NOI year-over-year with 96% of their combined square footage leased at year end.

We completed construction on 10285 Lakefront, our new 85,000-square-foot medical office building along the lakefront. This LEED Gold and Fitwel certified development—which will set a new standard for healthcare in the community—was 48% leased by the end of the year.

In our retail portfolio, nine new tenants opened during 2024, resulting in a 77% improvement in NOI compared to 2023. The most significant improvement in occupancy was in the ground floor retail at Juniper, where occupancy increased from 59% to 81%, driven in part by the opening of Game On Bar + Arcade, Medium Rare, and The Angry Jerk. We also had new

tenants—including Smashing Grapes and Salon Lofts—celebrate their grand openings at Marlow, improving occupancy in its 33,000 square feet of ground floor retail to 50% by the end of the year with 69% of the space leased.

Marlow also contributed to a significant increase in multifamily NOI during 2024. This 472-unit property—which is the newest multifamily development in Downtown Columbia—closed the year with 72% of its multifamily units leased. In addition, we achieved LEED Platinum certification for Marlow, bolstered by the installation of solar panels—a significant step toward renewable energy integration.

LOOKING AHEAD TO 2025

Continue leasing momentum for 10285 Lakefront and Merriweather Row, along with the remainder of the portfolio

Focus on placemaking and activating the area, as well as opening additional retail tenants

Further plans for the next phases of development

2024 Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 001-41779

HOWARD HUGHES HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**93-1869991**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9950 Woodloch Forest Drive, Suite 1100, The Woodlands, Texas 77380

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code **(281) 719-6100**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Trading Symbol(s)**	**Name of each exchange on which registered:**
Common stock, par value $0.01 per share	HHH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Emerging growth company ☐   Non-accelerated filer ☐   Smaller reporting company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $2.0 billion based on the closing sale price as reported on the New York Stock Exchange on June 28, 2024, the last trading day of the registrant's second quarter.

The number of shares of common stock, $0.01 par value, outstanding as of February 19, 2025 was 50,405,101.

DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant's Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K. The registrant intends to file its Proxy Statement with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Throughout this Annual Report on Form 10-K (Annual Report), references to the "Company," "HHH," "we," "us," and "our" refer to Howard Hughes Holdings Inc. and its consolidated subsidiaries, unless the context requires otherwise. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act). All statements other than statements of historical fact included in this Annual Report are forward-looking statements. We claim the protection of the Safe Harbor contained in the Private Securities Litigation Reform Act of 1995 for forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance, or business. You can identify forward-looking statements by the fact that they do not relate strictly to current or historical facts. These statements may include words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "likely," "may," "plan," "project," "realize," "should," "transform," "will," "would," and other statements of similar expression. Forward-looking statements should not be relied upon. They give our expectations about the future and are not guarantees. We acknowledge that in the event that a transaction contemplated by the unsolicited proposals by Pershing Square Capital Management LP (Pershing Square) to acquire additional shares of our common stock (collectively, the Pershing Square Proposals) take the form of a tender offer, Safe Harbor protections would not apply to statements made in connection to the Pershing Square Proposals.

Forward-looking statements include:

– accelerated growth in our core Master Planned Communities assets
– expected performance of our stabilized, income-producing properties and the performance and stabilization timing of properties that we have recently placed into service or are under construction
– forecasts of our future economic performance
– expected capital required for our operations and development opportunities for our properties
– impact of technology on our operations and business
– expected performance of our segments
– expected commencement and completion for property developments and timing of sales or rentals of certain properties
– estimates of our future liquidity, development opportunities, development spending and management plans; and
– descriptions of assumptions underlying or relating to any of the foregoing

These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

– our ability to realize the anticipated benefits of the spinoff of Seaport Entertainment Group Inc. that we completed in 2024, as well as other effects the spinoff may have on our ongoing business
– the effects of the Pershing Square Proposals, and our response thereto, upon our business and personnel
– macroeconomic conditions such as volatility in capital markets, unstable economic and political conditions within the U.S. and foreign jurisdictions, geopolitical conflicts, and changes in trade policies (including with respect to tariffs), and a prolonged recession in the national economy, including any adverse business or economic conditions in the homebuilding, condominium-development, retail, and office sectors
– our inability to obtain operating and development capital for our properties, including our inability to obtain or refinance debt capital from lenders and the capital markets
– interest rate volatility and inflation
– the availability of debt and equity capital
– our ability to compete effectively, including the potential impact of heightened competition for tenants and potential decreases in occupancy at our properties
– general inflation, including core and wage inflation; commodity and energy price and currency volatility; as well as monetary, fiscal and policy interventions in anticipation of our reaction to such events, including increases in interest rates
– mismatch of supply and demand, including interruptions of supply lines
– extreme weather conditions or climate change, including natural disasters, that may cause property damage or interrupt business
– the impact of water and electricity shortages
– contamination of our property by hazardous or toxic substances
– terrorist activity, acts of violence, or breaches of our or our vendors' data security
– losses that are not insured or exceed the applicable insurance limits
– our ability to lease new or redeveloped space

– our ability to obtain the necessary governmental permits for the development of our properties and necessary regulatory approvals pursuant to an extensive entitlement process involving multiple and overlapping regulatory jurisdictions, which often require discretionary action by local governments

– increased construction costs exceeding our original estimates, delays or overruns, claims for construction defects, or other factors affecting our ability to develop, redevelop or construct our properties

– regulation of the portion of our business that is dedicated to the formation and sale of condominiums, including regulatory filings to state agencies, additional entitlement processes, and requirements to transfer control to a condominium association's board of directors in certain situations, as well as potential defaults by purchasers on their obligations to purchase condominiums

– fluctuations in regional and local economies, the impact of changes in interest rates on residential housing and condominium markets, local real estate conditions, tenant rental rates, and competition from competing retail properties and the internet

– inherent risks related to disruption of information technology networks and related systems, including cyber security attacks

– our ability to attract and retain key personnel

– our ability to collect rent and attract tenants

– our indebtedness, including our $750,000,000 5.375% Senior Notes due 2028, $650,000,000 4.125% Senior Notes due 2029 and $650,000,000 4.375% Senior Notes due 2031, contain restrictions that may limit our ability to operate our business

– our directors' involvement or interests in other businesses, including real estate activities and investments

– our inability to control certain of our properties due to the joint ownership of such property and our inability to successfully attract desirable strategic partners

– our dependence on the operations and funds of our subsidiaries, including The Howard Hughes Corporation

– catastrophic events or geopolitical conditions, such as international armed conflicts, or the occurrence of epidemics or pandemics; and

– the other risks described in Item 1. *Business*, Item 1A. *Risk Factors* and Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report

Any factor could, by itself, or together with one or more other factors, adversely affect our business, results of operations, plans, objectives, future performance, or financial condition. Other factors not described in this Annual Report also could cause results to differ from our expectations. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements present our estimates and assumptions only as of the date of this Annual Report. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

**PART I**

Item 1. Business

OVERVIEW

General On August 11, 2023, Howard Hughes Holdings Inc. (HHH or the Company), a new holding company, replaced The Howard Hughes Corporation (HHC) as the public company trading on the New York Stock Exchange. Existing shares of common stock of HHC were automatically converted, on a one-for-one basis, into shares of common stock of HHH, with the same designations, rights, powers, and preferences, and the same qualifications, limitations, and restrictions, as the shares of HHC common stock immediately prior to the reorganization. HHH became the successor issuer to HHC pursuant to Rule 12g-3 (a) under the Exchange Act and replaced HHC as the public company trading on the New York Stock Exchange under the ticker symbol "HHH."

Seaport Entertainment Spinoff On July 31, 2024, the spinoff of Seaport Entertainment Group Inc. and its subsidiaries (Seaport Entertainment or SEG) was completed. SEG included HHH's entertainment-related assets in New York and Las Vegas, including the Seaport in Lower Manhattan, the Las Vegas Aviators Triple-A Minor League Baseball team and the Las Vegas Ballpark, as well as the Company's ownership stake in Jean-Georges Restaurants and other partnerships, and an interest in and to 80% of the air rights above the Fashion Show Mall in Las Vegas.

Under the terms of the separation, each stockholder who held HHH common stock as of the close of business on July 29, 2024, the record date for the distribution, received one share of SEG common stock for every nine shares of HHH common stock held as of the close of business on such date. SEG common stock began trading on the NYSE American stock exchange on August 1, 2024, under the symbol "SEG".

As the spinoff of SEG represents a strategic shift in the Company's operations, the results of SEG are presented as discontinued operations for all periods throughout this Annual Report. See Note 2 - *Discontinued Operations* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.

Business Overview The Company's award-winning assets include one of the nation's largest portfolios of master planned communities (MPCs), spanning approximately 101,000 gross acres, as well as operating properties, strategic developments, and other assets across five states. We create some of the most sought-after communities in the country by curating an environment tailored to meet the needs of our residents and tenants. Our unique business model allows us to seek attractive risk-adjusted returns while maintaining a sharp focus on sustainability to ensure our communities are equipped with the resources to last several decades.

We operate through three business segments: Operating Assets, MPCs, and Strategic Developments. We create a continuous value-creation cycle through operational and financial synergies associated with these three business segments. In our MPC segment, we plan, develop, and manage small cities and large-scale, mixed-use communities, in markets with strong long-term growth fundamentals. This business focuses on the horizontal development of residential land. The improved acreage is then sold to homebuilders who build and sell homes to new residents. New homeowners create demand for commercial developments, such as retail, office, multifamily, and hospitality offerings. We build these commercial properties through our Strategic Developments business at the appropriate times, which helps mitigate development risk, using the cash flow harvested from the sale of land to homebuilders. Once the commercial developments are completed, the assets transition to our Operating Assets segment, which increases recurring Net Operating Income (NOI), further funding our Strategic Developments. New office, retail, and other commercial amenities make our MPC residential land more appealing to buyers and increase the velocity of land sales at premiums that typically exceed the broader market. This increased demand for residential land generates more cash flow from MPCs, thus continuing the value-creation cycle.

Our assets are located across the United States, with the vast majority of the assets in our Operating Assets segment located within our MPCs. This helps us achieve scale and, in most cases, critical mass, which leads to pricing power in lease and vendor negotiations; increased ability to attract, hire, and retain the best local leadership and leasing teams; flexibility to meet changing customer demands; and enhanced ability to identify and capitalize on emerging opportunities. Our MPCs, including Floreo, our unconsolidated joint venture, span approximately 101,000 gross acres, with approximately 21,000 residential acres of land remaining to be developed and sold in high-demand geographic areas. In addition to the residential land, our MPC segment contains approximately 14,000 acres designated for commercial development or sale to non-competing users such as hospitals. This land is held in our MPC segment until we identify demand for a new commercial development, at which point the land is transitioned into our Strategic Developments segment.

HHH was incorporated in Delaware on August 11, 2023, and its predecessor, The Howard Hughes Corporation (HHC), was incorporated in Delaware on July 1, 2010. Financial information about each of our segments is presented in Note 18 - *Segments* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

Our Competitive Strengths

We distinguish ourselves from other real estate companies through the following competitive strengths:
– *Track Record of Value Creation*. We have completed the development of 7.8 million square feet of office and retail operating properties, 5,194 multifamily units, and 909 hospitality keys since 2011. Excluding the value of land that we own, we have invested approximately $3.4 billion in these developments, which is projected to generate a 8.9% yield on cost, a significant spread over market cap rates which, in turn, has generated meaningful value for our stockholders. These investments and returns exclude condominium development as well as projects under construction. We exclude condominium developments since they do not result in recurring NOI, and we exclude projects under development due to the wider range of NOI they are expected to generate upon stabilization. In Ward Village, we have either opened or started construction on 4,727 condominium units, with approximately 98.4% of these units sold or presold as of December 31, 2024.

– *Unique, Diverse Portfolio*. We own a portfolio with many diverse market-leading assets with a combination of steady cash flow and longer-term value creation opportunities.

– *Significant Value Creation Opportunity*. We have an exceptional development pipeline with over 100 million square feet of vertical entitlements remaining across our portfolio. This represents approximately 13 times the 7.8 million square feet we have delivered in the last 14 years without having to acquire another development site or external asset, which we believe is a significant competitive advantage over other real estate development corporations.

– *Flexible Balance Sheet*. We ended the year with $596.1 million of cash on hand. As of December 31, 2024, our total debt equaled approximately 55.7% of the book value of our total assets, which we believe is significantly less than our market value. Our net debt, which includes our share of debt of unconsolidated ventures less cash and Special Improvement District and Municipal Utility District receivables, equaled approximately 48.8% of our total enterprise value. Unconsolidated ventures refer to partnerships or joint ventures primarily for the development and operation of real estate assets. Our strong balance sheet provides substantial insulation against potential downturns and provides us with the flexibility to evaluate new real estate project opportunities.

– *Self-Funded Business Plan*. One of our key differentiators is our ability to self-fund significant portions of our new development without having to dispose of our recently completed developments. Our residential land sales, recurring NOI, and profits on the sales of condominium units generate substantial amounts of free cash flow, which is used to fund the equity required to execute our many development opportunities. Furthermore, we are not required to pay dividends, nor are we restricted from investing in any asset type, amenity, or service, unlike many other real estate companies, which are limited in their activities because they have elected to be taxed as a real estate investment trust (REIT). We believe our structure currently provides us with significant financial and operating flexibility to maximize the value of our real estate portfolio.

Competition

The nature and extent of our competition depends on the type of property involved. With respect to our Operating Assets segment, we primarily compete for retail, office, and multifamily tenants. We believe the principal factors that retailers consider in making their leasing decisions include: (1) consumer demographics; (2) age, quality, design, and location of properties; (3) neighboring real estate projects that have been developed or that we, or others, may develop in the future; (4) diversity of retailers and anchor tenants at shopping center locations; (5) management and operational expertise; and (6) rental rates. The principal factors influencing tenant leasing decisions for our office space include: (1) rental rates; (2) attractive views; (3) amenities; (4) walkable retail; (5) commute time; (6) efficiency of space; and (7) demographics of the available workforce. For residential tenants of our multifamily properties in our Operating Assets segment, we believe the principal factors that impact their decision of where to live are: (1) walkability/proximity to work; (2) amenities; and (3) the best value for their money.

With respect to our MPC segment, we compete with other landholders and residential and commercial property developers primarily in the development of properties within Las Vegas, Nevada; the greater Houston, Texas area; and Phoenix, Arizona markets. Significant factors that we believe allow us to compete effectively in this business include:
  – the size and scope of our MPCs
  – our strong reputation within the industry and years of experience serving our communities
  – the recreational and cultural amenities available within our communities
  – the commercial centers in our communities, including the properties that we own and/or operate or may develop
  – our relationships with homebuilders
  – the proximity of our developments to major metropolitan areas

With respect to our Strategic Developments segment, our direct competitors include other commercial property developers and other owners of commercial real estate that engage in similar businesses. We also compete with residential condominium developers. With significant existing entitlements, we hold an advantage over many of our competitors in our markets in that we already own or have significant influence over, substantial acreage for development. We also own the majority of square feet of each product type in many of our markets.

Available Information

Our website address is www.howardhughes.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other publicly filed documents, including all exhibits filed therewith, are available and may be accessed free of charge through the Investors section of our website under the Securities and Exchange Commission (SEC) Filings subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC at www.sec.gov. Also available through the Investors section of our website are reports filed by our directors and executive officers on Forms 3, 4, and 5, and amendments to those reports. Our website and included or linked information on the website are not incorporated into this Annual Report on Form 10-K. From time to time, we use our website as an additional means of disclosing public information to investors, the media, and others interested in us.

BUSINESS SEGMENTS

The following further describes our three business segments and provides a general description of the assets comprising these segments. Refer to Item 2. *Properties* for additional detail on individual properties, including assets by reportable segment, geographic location, and predominant use at December 31, 2024. This section should be referred to when reading Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which contains information about our financial results and operating performance for our business segments.

Operating Assets

We have developed many of the assets in our Operating Assets segment since the Company's inception in 2010. As of December 31, 2024, we have 74 Operating Assets, including our investments in unconsolidated ventures, consisting of 12 retail properties, 36 office properties, 17 multifamily properties, and 9 other operating properties or investments. Excluding our projects under construction, we own approximately 9.2 million square feet of retail and office space and 5,587 multifamily units.

We believe that the long-term value of our Operating Assets is driven by their concentration in our MPCs, where we believe we have a competitive advantage. We believe that these assets have the potential for future growth by increasing rental rates, absorbing remaining vacancy, and changing the tenant mix in retail centers to improve gross sales revenue of our tenants, thereby increasing rents. Revenue is primarily generated through rental services and is directly impacted by trends in rental rates and operating costs.

We will also occasionally sell an operating asset when it does not complement our existing properties or no longer fits within our current strategy. In 2024, the Company completed the sale of four non-core ground leases and a medical office building in The Woodlands, and a retail property in Bridgeland for total proceeds of $51.6 million.

For certain assets, we believe there are opportunities to improve operating performance through redevelopment or repositioning. Redevelopment plans for these assets may include office, retail, or residential space, shopping centers, movie theaters, parking complexes, or open space. The redevelopment plans may require that we obtain permits, licenses, consents, and/or waivers from various parties. These opportunities will require new capital investment and vary in complexity and scale. The redevelopment opportunities range from those that would have minimal disruption to the property to those requiring partial or full demolition of existing structures for new construction. Factors we evaluate in determining whether to redevelop or reposition an asset include the following: (1) existing and forecasted demographics surrounding the property; (2) competition related to existing and/or alternative uses; (3) existing entitlements of the property and our ability to change them; (4) compatibility of the physical site with proposed uses; and (5) environmental considerations, traffic patterns, and access to the properties.

We generally transfer an operating asset that is being repositioned or redeveloped into our Strategic Developments segment when we close operations at a property and/or begin construction on the redevelopment project. Upon completion of construction or renovation of a development or redevelopment, the asset is fully or partially placed in service and transferred back into our Operating Assets segment.

Master Planned Communities

As of December 31, 2024, our portfolio of MPCs was comprised of Summerlin in Las Vegas; The Woodlands, The Woodlands Hills and Bridgeland in the Houston region; and Teravalis in the Phoenix region. Our MPC segment includes the development and sale of residential and commercial land, primarily in large-scale, long-term projects. These developments often require decades of investment and continued focus on the changing market dynamics surrounding these communities. We believe that the long-term value of our MPCs remains strong because of their competitive positioning in their respective markets, our in-depth experience in diverse land-use planning, and the fact that we have substantially completed the entitlement processes within the majority of our communities.

Our MPCs have won numerous awards for design excellence and for community contribution. Summerlin and Bridgeland were again ranked by Robert Charles Lesser & Co., LLC (RCLCO), capturing fifth and seventh top-selling master planned communities in the nation, respectively, for the year ended December 31, 2024.

We expect the competitive position, desirable locations, and land development expertise to drive the long-term growth of our MPCs. As of December 31, 2024, our MPCs, including Floreo, our unconsolidated joint venture, encompassed approximately 101,000 gross acres of land and include approximately 35,000 acres of land available for sale or development. Residential sales, which are generated primarily from the sale of finished lots and undeveloped superpads to residential homebuilders and developers, include standard and custom parcels designated for detached and attached single-family homes and range from entry-level to luxury homes. Superpad sites are generally 10- to 25-acre parcels of unimproved land where we develop and construct the major utilities (water, sewer, and storm drainage) and roads to the borders of the parcel, and the homebuilder completes the on-site utilities, roads, and finished lots. Revenue is also generated through builder price participation with homebuilders.

We also occasionally sell or lease land for commercial development when we deem its use will not compete with our existing properties or our development strategy. Commercial sales include land parcels designated for retail, office, hospitality, high-density residential projects (condominiums and apartments), services, and other for-profit activities, as well as those parcels designated for use by government, schools, and other not-for-profit entities.

Strategic Developments

Our Strategic Developments segment consists of 15 development or redevelopment projects, including developments within our MPCs that will transition to Operating Assets upon completion and condominium towers at Ward Village in Hawaiʻi and The Woodlands. Many of these developments require extensive planning and expertise in large-scale and long-range development to maximize their highest and best uses. The strategic process is complex and unique to each asset and requires ongoing assessment of the changing market dynamics prior to the commencement of construction. We must study each local market, determine the highest and best use of the land and necessary improvements to the area, obtain entitlements and permits, complete architectural design and construction drawings, secure tenant commitments, and obtain and commit sources of capital.

We are in various stages of predevelopment or execution of our strategic plans for many of these assets based on market conditions. As of December 31, 2024, eight properties were under construction and not yet placed into service. We generally obtain construction financing to fund a significant amount of the costs associated with developing these assets.

Ward Village We continue to transform Ward Village into a vibrant neighborhood offering unique retail experiences, dining, and entertainment, along with exceptional residences and workforce housing set among open public spaces and pedestrian-friendly streets. We believe we have found the optimal mix of price point and product in the Honolulu market for condominium development as evidenced by the demand for our condominium projects. In January 2025, the State of Hawaiʻi approved amendments to the local development rules to include updated guidelines for smart growth in areas including Ward Village. The Company estimates this amendment increases its potential residential entitlements in Ward Village between 2.5 to 3.5 million gross square feet, which could be used for the development of additional condominium towers in future years.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Howard Hughes communities are rooted with a deep respect for the natural environment and provide an exceptional lifestyle that has made them among the most sought-after places to live and work in the country. Today, our portfolio includes approximately 101,000 gross acres in five states. The migration into The Woodlands, Bridgeland, and Summerlin reinforces that thoughtful planning is highly attractive as residents, CEOs, and commercial tenants are seeking and expecting a committed approach to sustainability and community health and wellness.

The strong demand for homes in amenity-rich, business-friendly environments that offer a high quality of life is driving relocation to our communities, and companies are following to take advantage of this talent pool. Through purposeful planning and advanced design of homes, offices, retail, mixed-use commercial areas, as well as public gathering spaces, we promote energy efficiency and conservation of resources, provide access to nature and walkable downtowns, and offer short commutes that foster community engagement and connectivity. We understand the value of having access to the natural environment, which is why we have dedicated at least 20% of our communities across the country to parks, lakes, trails, and nature preserves.

Our program is overseen by our Chief Executive Officer, President, and Board of Directors. Additional details on our sustainable, inclusive, and transparent approach are available in our most recent annual Communities Report, which can be found on the Company's website (https://www.howardhughes.com/communities/). This annual report, published in October 2024, looks at the collective efforts of our team in 2023. Our disclosure is in reference to the most recent Global Reporting Initiative's 2021 Standards , includes indices aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board Real Estate Standard. Prior to this report, our most recent Communities Report was published in October 2023, and covered calendar year 2022.

Environmental Strategy and Performance

In the planning and development of our award-winning master planned communities, we take meaningful and measurable action to be more efficient and resilient, as we promote access to green spaces, reduce energy use and carbon emissions, conserve water resources, protect biodiversity, and support healthy living. Our approach starts by embedding industry leading sustainable strategies from the beginning as part of our horizontal land use planning and vertical development process. Best practices are then carried into the construction phase and through the ongoing maintenance and operations of our portfolio. We leverage independent reporting frameworks, third-party certifications, and globally adopted guidance to ensure we are in alignment with industry-recognized standards. Voluntary and industry leadership frameworks pursued in our portfolio currently exceed U.S. regulations and supplement our ambition to be best in class.

We pursue sustainability certifications for all applicable assets, and target a minimum of Leadership in Energy and Environmental Design (LEED) Silver for all new strategic developments to promote third-party verification and reinforce our trusted commitment to sustainable growth. Sustainability certifications require suppliers to align with common goals of energy and water efficiency, environmentally responsible material use, and occupational health. Our suppliers and vendors are strongly encouraged to follow the same ethical standards with respect to environmental impact, social responsibility, and corporate governance principles that guide our business. The Supplier Code of Conduct is available under Governance Documents on the Company's website.

Each community manages and addresses its unique context through resilient planning, green building design, high operational performance, and ongoing risk management. We continue to monitor and refine our approach as developments transition into operating assets in order to ensure continued support for the responsible use of resources, conservation, and efficiency measures. From an operational standpoint, we measure energy, water, emissions, and waste performance and proactively pursue efforts to reduce our impact across our portfolio. These efforts align with UN Sustainable Development Goals, which focus on climate health and responsible resource stewardship. We complement this holistic approach with programs and actions customized for the age, asset type, and regional considerations of our diverse properties. Data-driven analysis, engineering insights, and occupant feedback drive unique strategies for each of our buildings.

With a goal of transparency, we proactively discuss milestones in quarterly investor videos, earnings calls, investor presentations, and on social channels. Furthermore, we voluntarily report on the program through the annual Global Real Estate Sustainability Benchmark (GRESB) and S&P Global Corporate Sustainability Assessment, helping the company benchmark its performance against peers and determine improvement areas. Using TCFD as a framework, Howard Hughes communicates the environmental impact of its business. To provide useful information to investors, we monitor sustainability ratings from various institutions.

As we continue to manage and measure our portfolio's environmental performance through independent verification, we seek ways to accelerate progress. In 2024, Howard Hughes conducted a comprehensive carbon inventory in alignment with greenhouse gas protocol and received validation of targets by Science Based Targets initiative (SBTi). SBTi, a nonprofit organization, helps businesses set reduction targets aligned with the latest climate science and the Paris Agreement to limit global warming to 1.5 degrees Celsius. The targets are noted on page 99 of the 2023 Communities Report on the Company's website. The inventory covered energy use, refrigerants, corporate activities, and all business segments. The analysis developed carbon targets and a decarbonization roadmap through 2030. The targets will guide the company's overall decarbonization efforts, manage regulatory risks, drive efficiency, and deliver resilience across the portfolio.

In 2024, Howard Hughes was recognized by GRESB for its proven commitment to sustainability and industry leadership across its national portfolio, once again earning the top ranking in the peer group of Americas Diversified Listed real estate companies.

Also in 2024, the entire community of Summerlin in Las Vegas achieved LEED precertification by the U.S. Green Building Council (USGBC), becoming Nevada's first master planned community to achieve this distinction. Summerlin joins an elite global group of entities, including our communities of The Woodlands, Bridgeland, Merriweather District in Downtown Columbia, and Ward Village, that are recognized by USGBC for their dedication to making their communities healthy, resilient, inclusive, and inherently sustainable for residents. With this addition, Howard Hughes now boasts one of the largest LEED precertified or certified community portfolios in the U.S., covering more than 62,000 acres.

Social Strategy and Impact

Human Capital As of December 31, 2024, our workforce was made up of approximately 545 employees who form the bedrock of our core operations.

Beyond our commitment to community building, we create spaces for our employees to thrive, both within and beyond their professional lives. HHH is committed to fostering an environment where employees can excel both professionally and personally through continuing education, experiences, and exposure to developmental opportunities. We cultivate a culture of continuous learning by offering resources such as tuition reimbursement, student debt management support, financial wellness workshops, and training budgets tailored to development needs. Personal well-being is prioritized through comprehensive benefits that include a robust health package, a 401(k) match program, up to 12 weeks of fully paid parental leave, adoption and surrogacy support, commuter benefits, pet insurance, and wellness incentives designed for all life stages.

Our dedication to workplace culture, employee development, and community involvement resulted in more than 65 unique opportunities for employees across departments and regions to engage in the Company's culture, market strategy, and corporate initiatives. Location-specific training programs led by subject matter experts empowered employees to grow within their roles and further enhanced our ability to attract, develop, and retain exceptional talent. To support a dynamic and diverse workforce, we continued investing in equitable access to professional development and leveraged both internal networks and strategic partnerships to build an inclusive candidate pipeline.

We continue to invest in attracting a qualified and well-rounded candidate pool. The Summer Associates program spearheaded our effort to attract early career talent. This exceptional intern population was 46% ethnically diverse. As of December 31, 2024, our full-time workforce was 56% female and 40% ethnically diverse. Employees at the Vice President level and above were 38% female and 21% ethnically diverse. These results underscore our ongoing commitment to cultivating teams with varied perspectives, which are critical to innovation and performance.

We also remain deeply committed to community impact through our HHCares program, supporting 178 local charities via monetary donations and employee volunteerism. In 2024, the Company donated nearly $3.4 million nationwide, as well as an additional $230,000 in employee contributions and company matches to 501(c)(3) organizations. Our employees collectively volunteered 3,700 hours, a greater than 30% increase from the prior year, showcasing their dedication to strengthening communities where we live and work.

At Howard Hughes, we recognize that our people are the heart of our organization and the communities we serve. By investing in their development, well-being, and impact, we continue to build a foundation for success that drives meaningful change.

Governance and Risk Management

Sound corporate governance is fundamental to protecting stakeholder interests, upholding the values and reputation of the organization, maintaining regulatory compliance, and more. As such, we adhere to the highest possible standards of oversight, accountability, integrity, and ethics; this includes our executives, our team members, and our Board of Directors.

Howard Hughes has a Risk Committee, consisting of independent members of the Board of Directors, which guides key topics as contemplated by the committee charter which, along with the charters of other Board committees, can be found under Governance Documents on the Company's website (https://investor.howardhughes.com/governance/). In addition, Howard Hughes has formal Enterprise Risk Management (ERM) Program that is overseen by the Risk Committee and led by an Executive Vice President of Risk Management. The Risk Committee evaluates the effectiveness of the ERM Program and monitors risks that are considered critical by management. The committee reviews both emerging risks and risk mitigation activities deemed material by management, and oversees management's approach to fostering a risk-intelligent culture.

HHH's overall governance program is shaped and supported by the Board and encompasses a range of corporate governance policies and guidelines that include but are not limited to: Supplier Code of Conduct, Human Rights Policy, Anti-Corruption Compliance Policy, Code of Conduct, Code of Conduct and Ethics for Board of Directors, Corporate Governance Guidelines, Diversity Policy, and the Whistleblower Hotline. These documents are published under Governance Documents on the Company's website.

REGULATORY MATTERS

A portion of our business is dedicated to the development and sale of condominiums. Condominiums are generally regulated by an agency of the state in which they are located or where the condominiums are marketed to be sold. In connection with our development and offering of condominium units for sale, we must submit regulatory filings to various state agencies and engage in an entitlement process by which real property owned under one title is converted into individual units. Responses or comments on our condominium filings may delay our ability to sell condominiums in certain states and other jurisdictions in a timely manner, or at all. In addition, approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements.

Various local, state, and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the real estate development industry. Our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state, and local policies, rules and regulations, and their interpretations and application.

There is a variety of legislation being enacted, or considered for enactment, at the federal, state, and local levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Governmental regulation also affects sales activities, mortgage lending activities, and other dealings with consumers. Further, government agencies routinely initiate audits, reviews, or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. We may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Under various federal, state, and local laws and regulations, an owner of real estate is liable for the costs of remediation of certain hazardous substances, including petroleum and certain toxic substances (collectively hazardous substances) on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The costs of remediation of such substances may be substantial, and the presence of such substances, or the failure to remediate such substances, may adversely affect the owner's ability to sell such real estate or to obtain financing using such real estate as collateral. Other federal, state, and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation, and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

For further information see Governance and Risk Management above.

Item 1A. Risk Factors

The risks and uncertainties described below are those that we deem currently to be material, and do not represent all of the risks that we face. Additional risks and uncertainties not presently known to us or that we currently do not consider material may in the future become material and impair our business operations. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. Our business, prospects, financial condition, or results of operations could be materially and adversely affected by the following:

RISKS RELATED TO OUR INDUSTRY, MARKET AND CUSTOMERS

Our performance and the market value of our securities are subject to risks associated with our investments in real estate assets and with trends in the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the market value of the Company's securities, are subject to the risk that our properties may not generate revenues sufficient to meet our operating expenses or other obligations. A deficiency of this nature would adversely impact our financial condition, results of operations, cash flows, the quoted trading price of our securities, and our ability to satisfy our debt service obligations.

A downturn in the housing market or decline in general economic conditions could adversely affect our business, financial condition, and operations.

We believe that new home sales are an important indicator of future demand for our superpad sites, lots, and condominium units. Demand for new homes is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing, and interest rate levels. The prior economic downturn severely affected both the number of homes that could be sold in our MPCs and the prices for which homebuilders could sell them. We cannot predict when another economic downturn in the housing market will occur. If there were another economic downturn in the housing market or in general economic conditions, the resulting decline in demand for new homes and condominium units would likely have a material adverse effect on our business, financial condition, and results of operations.

Our condominium sales are sensitive to interest rates and the ability of consumers to obtain mortgage financing.

The ability of the ultimate buyers of condominiums to finance their purchases is generally dependent on their personal savings and availability of third-party financing. Consequently, the demand for condominiums could be adversely affected by increases in interest rates (which generally rose in the period from 2022 through 2024), unavailability of mortgage financing, increasing housing costs, and unemployment levels. Levels of income and savings, including retirement savings, available to condominium purchasers can be affected by declines in the capital markets. Any significant increase in the mortgage interest rates or decrease in available credit could reduce consumer demand for housing, and result in fewer condominium sales, which may have an adverse effect on our business, financial condition, and results of operations.

Purchasers may default on their obligations to purchase condominiums.

We enter into contracts for the sale of condominium units that generally provide for the payment of a substantial portion of the sales price at closing when a condominium unit is ready to be delivered and occupied. A significant amount of time may pass between the execution of a contract for the purchase of a condominium unit and the closing thereof. The rate of defaults may increase from historical levels due to the personal finances of purchasers being negatively impacted as a result of changing macroeconomic and other conditions, including slow growth or recession, higher interest rates, high unemployment, inflation, and/or tighter credit. Defaults by purchasers to pay any remaining portions of the sales prices for condominium units under contract may have an adverse effect on our business, financial condition, and results of operations.

Downturn in tenants' businesses may reduce our revenues and cash flows.

A tenant may experience a downturn in its business, due to a variety of factors including rising inflation or supply chain issues, which may weaken its financial condition and result in its failure to make timely rental payments or result in defaults under our leases. The rate of defaults may increase from historical levels due to tenants' businesses being negatively impacted by higher interest rates. In the event of default by a tenant, we may experience delays in enforcing our rights as the landlord and may incur substantial costs in protecting our investment.

We may be negatively impacted by the consolidation or closing of anchor stores.

Many of our mixed-use properties are anchored by "big box" tenants. We could be adversely affected if these or other anchor stores were to consolidate, close, or enter into bankruptcy. Given the current economic environment for certain retailers, there is a heightened risk that an anchor store could close or enter into bankruptcy. Any losses resulting from the bankruptcy of any of our existing tenants could adversely impact our financial condition. Even if we own the anchor space, we may be unable to re-lease this area or to re-lease it on comparable terms. The loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of any anchor would likely reduce customer traffic in the retail center, which could lead to decreased sales at other retail stores. Rents obtained from other tenants may be adversely impacted as a result of co-tenancy clauses in their leases. One or more of these factors could cause the retail center to fail to meet its debt service requirements. The consolidation of anchor stores may also negatively affect lease negotiations and current and future development projects.

We may be unable to renew leases or re-lease available space.

We cannot provide any assurance that existing leases will be renewed, available space will be re-leased, or that our rental rates will be equal to or above the current rental rates. If the average rental rates for our properties decrease, existing tenants do not renew their leases, or available space is not re-leased, our financial condition, results of operations, cash flows, and our ability to satisfy our debt service obligations at the affected properties could be adversely affected.

Significant competition could have an adverse effect on our business.

The nature and extent of the competition we face depend on the type of property. With respect to our MPCs, we compete with other landholders and residential and commercial property developers in the development of properties in the respective MPC regions. Numerous residential and commercial developers, some with greater financial and other resources, compete with us in seeking resources for development and prospective purchasers and tenants. Competition from other real estate developers may adversely affect our ability to attract purchasers and sell residential and commercial real estate, sell undeveloped rural land, attract and retain experienced real estate development personnel, or obtain construction materials and labor. These competitive conditions can make it difficult to sell land at desirable prices and can adversely affect our results of operations and financial condition.

There are numerous shopping facilities that compete with our operating retail properties in attracting retailers to lease space. In addition, retailers at these properties face continued competition from other retailers, including internet retailers, retailers at other regional shopping centers, outlet malls and other discount shopping centers, discount shopping clubs, and catalog companies. Competition of this type could adversely affect our results of operations and financial condition. In addition, we compete with other major real estate investors with significant capital for attractive investment and development opportunities. These competitors include REITs and private institutional investors.

The concentration of our properties in certain states may make our revenues and the value of our assets vulnerable to adverse changes in local economic conditions.

Many of the properties we own are located in the same or in a limited number of geographic regions, including Texas, Hawaiʻi, Nevada, and Maryland. In October 2021, we announced the launch of Teravalis, a new large-scale master planned community in the West Valley of Phoenix, Arizona. Our current and future operations at the properties in these states are generally subject to significant fluctuations by various factors that are beyond our control such as the regional and local economy, which may be negatively impacted by material relocation by residents, industry slowdowns, plant closings, increased unemployment, lack of availability of consumer credit, levels of consumer debt, housing market conditions, adverse weather conditions, natural disasters, climate change and other factors, as well as the local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods and the availability and creditworthiness of current and prospective tenants.

In addition, some of our properties are subject to various other factors specific to those geographic areas. For example, tourism is a major component of both the local economies in Hawaiʻi and Nevada. Ward Village, which is located in Honolulu, Hawaiʻi, and Summerlin, which is located in Las Vegas, Nevada, may be impacted by the local and global tourism industry. These properties are susceptible to many factors that affect travel and tourism related to Hawaiʻi and Las Vegas, including cost and availability of air services and the impact of any events that disrupt air travel to and from these regions. Moreover, these properties may be affected by risks such as acts of terrorism and natural disasters, including major fires, floods, and earthquakes, as well as severe or inclement weather, which could also decrease tourism activity in Las Vegas or Hawaiʻi.

Further, Summerlin is to some degree dependent on the gaming industry, which could be adversely affected by changes in consumer trends and preferences and other factors over which we have no control. The gaming industry is characterized by an increasingly high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes, and poker machines, many of which are located outside of Las Vegas. Furthermore, competition from internet lotteries, sweepstakes, and other internet-wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home or in non-casino settings, could negatively impact the population in the Las Vegas area.

Markets and the local economies surrounding our properties in Columbia, Maryland are heavily influenced by government spending and activity. A reduction of government spending in this market generally could decrease the demand for housing and retail space in this geographic region.

The Woodlands, The Woodlands Hills, and Bridgeland in the Houston, Texas region depend significantly on the energy sector. Our success depends to a large extent upon the business activity, population, income levels, employment trends, and real estate activity in and around Houston, Texas. In the event that oil prices fall and remain depressed for a sustained period, demand may decrease for housing and commercial space in The Woodlands, Bridgeland, and The Woodlands Hills.

Additionally, the success of Summerlin, our master planned community in Las Vegas, Nevada, and Teravalis, our new master planned community in the Phoenix, Arizona region, may be negatively impacted by changes in temperature due to climate change, increased stress on water supplies caused by climate change and population growth and other factors over which we have no control.

If any or all of the factors discussed above were to occur and result in our inability to sell or lease our residential and commercial property in any of these geographic regions, it would likely have a material adverse effect on our business, financial condition, and results of operations.

Our business model includes entering into joint venture arrangements with strategic partners, and our strategic partners may have different interests than us.

We currently have, and intend to enter into, additional joint venture partnerships. These joint venture partners may bring local market knowledge and relationships, development experience, industry expertise, financial resources, financing capabilities, brand recognition, and credibility or other competitive advantages. In the future, we may not have sufficient resources, experience and/or skills to locate desirable partners. We also may not be able to attract partners who want to conduct business in the locations where our properties are located, and who have the assets, reputation, or other characteristics that would optimize our development opportunities.

While we generally participate in making decisions for our jointly owned properties and assets, we might not always have the same objectives as the partner in relation to a particular asset, and we might not be able to formally resolve any issues that arise. In addition, actions by a partner may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreements, be contrary to our instructions or requests or result in adverse consequences. We cannot control the ultimate outcome of any decision made by our partners, which may be detrimental to our interests.

The bankruptcy or, to a lesser extent, financial distress of any of our joint venture partners could materially and adversely affect the relevant property or properties. If this occurred, we would be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other partners might result in our ultimate liability for a greater portion of those obligations than would otherwise be required.

Because real estate is illiquid, we may not be able to sell properties when in our best interest.

Real estate investments generally, and in particular large office and mixed-use properties like those that we develop and construct, often cannot be sold quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from the sale. Consequently, we may not be able to alter our portfolio promptly in response to changes in economic or other conditions. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition, and results of operations.

Some of our properties are subject to potential natural or other disasters.

A number of our properties are located in areas that are subject to natural or other disasters, including hurricanes, floods, earthquakes, and oil spills. We cannot predict the extent of damage that may result from such adverse weather events, which depend on a variety of factors beyond our control. Some of our properties, including Houston-area MPCs and Ward Village, are located in regions that could be affected by increases in sea levels, the frequency or severity of hurricanes and tropical storms, or environmental disasters, whether such events are caused by global climate changes or other factors. Additionally, adverse weather events can cause widespread property damage and significantly depress the local economies in which the Company operates and have an adverse impact on the Company's business, financial condition, and operations.

RISKS RELATED TO OUR BUSINESS OPERATIONS, INFRASTRUCTURE, AND STRATEGIC MATTERS

Our MPC segment is highly dependent on homebuilders.

We are highly dependent on our relationships with homebuilders to purchase superpad sites and lots at our MPCs. Our business will be adversely affected if homebuilders do not view our MPCs as desirable locations for homebuilding operations or due to a change in demand, our inability to achieve certain pricing arrangements, or upon an overall decline in general market conditions. Also, some homebuilders may be unwilling or unable to close on previously committed lot purchases due to our failure to meet certain conditions in our agreements or otherwise. As a result, we may sell fewer lots and in certain instances suspend any of our MPC developments. This would result in lower land sales revenues, which could have an adverse effect on our financial position and results of operations.

We are exposed to risks associated with the development, redevelopment, or construction of our properties.

Our development, redevelopment, and construction activities expose us to risks such as:
– inability to obtain construction financing for the development or redevelopment of properties
– increased construction costs for a project that exceed our original estimates due to increases in materials, labor, or other costs, which could make completion of the project less profitable because market rents or condominium prices may not increase sufficiently to compensate for the increased construction costs
– supply chain issues and increased difficulty in workforce recruitment which may lead to construction delays and increased project development costs
– claims for construction defects after a property has been developed
– poor performance or nonperformance by any of our joint venture partners or other third parties on whom we rely
– health and safety incidents and site accidents
– easement restrictions which may impact our development costs and timing
– compliance with building codes and other local regulations
– the inability to secure tenants necessary to support commercial projects

If any of the aforementioned risks were to occur during the development, redevelopment, or construction of our properties, it could have a substantial negative impact on the project's success and result in a material adverse effect on our financial condition or results of operations.

Our development projects may subject us to certain liabilities.

We may hire and supervise third-party contractors to provide construction, engineering, and various other services for wholly owned development projects or development projects undertaken by real estate ventures in which we hold an equity interest. Certain of these contracts are structured such that we are the principal rather than the agent. As a result, we may assume liabilities in the course of the project and be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we have engaged.

Adverse outcomes of disputes or litigation could negatively impact our business, results of operations, and financial condition, particularly if we have not limited the extent of the damages to which we may be liable, or if our liabilities exceed the amounts of the insurance that we carry. Moreover, our tenants and condominium owners may seek to hold us accountable for the actions of contractors because of our role even if we have technically disclaimed liability as a legal matter, in which case we may determine it necessary to participate in a financial settlement for purposes of preserving the tenant or customer relationship or to protect our corporate brand. Acting as a principal may also mean that we pay a contractor before we have been reimbursed by our tenants or have received the entire purchase price of a condominium unit from the purchaser. This exposes us to additional risks of collection in the event of a bankruptcy, insolvency, or a purchaser default. The reverse can occur as well, where a contractor we have paid files for bankruptcy protection or commits fraud with the funds before completing a project which we have funded in part or in full.

Cybersecurity risks and incidents, such as a breach of the Company's privacy or information security systems, or those of our vendors or other third parties, could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners and personally identifiable information of our employees on our networks. The collection and use of personally identifiable information are governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase our operating costs and adversely impact our ability to market our properties and services.

Additionally, we rely on our information technology systems to be able to monitor and control our operations, adjust to changing market conditions and implement strategic initiatives. We own and manage some of these systems but also rely on third parties for a range of products and services. Any disruptions in or the failure of our own systems, or those managed by third parties, to operate as expected could adversely affect our ability to access and use certain applications and could, depending on the nature and magnitude of the problem, adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, and implement strategic initiatives.

The security measures that we and our vendors put in place cannot provide absolute security, and the information technology infrastructure we and our vendors use may be vulnerable to criminal cyber-attacks or data security incidents.

Any such incident could compromise our networks or our vendors' networks (or the networks or systems of third parties that facilitate our business activities or our vendors' business activities), and the information we or our vendors store could be accessed, misused, publicly disclosed, corrupted, lost, or stolen, resulting in fraud, including wire fraud related to our assets, or other harm. Moreover, if a data security incident or breach affects our systems or our vendors' systems, whether through a breach of our systems or a breach of the systems of third parties, or results in the unauthorized release of personally identifiable information, our reputation and brand could be materially damaged, and we may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with our vendors, or our vendors' financial condition, may not allow us to recover all costs related to a cyber-breach for which they alone are responsible or for which we are jointly responsible, which could result in a material adverse effect on our business, results of operations, and financial condition.

Like many companies, we and our third party vendors have been impacted by security incidents in the past and will likely experience security incidents of varying degrees. While we do not believe these incidents have had a material impact to date, privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. The rapid evolution and increased adoption of artificial intelligence technologies may also intensify our privacy and information security risks. Further, there has been a surge in widespread cyber-attacks during and since the COVID-19 pandemic, and the use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. In light of the increased risks, we have dedicated substantial additional resources of expense, labor, and time to strengthening the security of our computer systems. In the future, we may expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that we will not suffer a significant data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on our systems, or that any such incident will be discovered in a timely manner. Any failure in or breach of our information security systems, those of third-party service providers, or a breach of other third-party systems that ultimately impacts our operational or information security systems as a result of cyber-attacks or information security breaches could result in potentially serious harm to our business and results of operations.

Global economic and political instability, geopolitical conflicts, and changes in U.S. trade policies, including tariffs, could adversely affect our business, financial condition, or results of operations.

Our business could be adversely affected by unstable economic and political conditions within the U.S. and foreign jurisdictions, geopolitical conflicts, and changes in trade policies. For example, the ongoing conflict between Russia and Ukraine, conflicts in the Middle East, and uncertainty regarding future trade relations between the U.S. and key trading partners could disrupt global supply chains, increase material costs, and contribute to inflationary pressures. While we do not have direct customer or supplier relationships in these regions, sanctions, export controls, cyberattacks, and disruptions to energy markets could indirectly impact our supply chain and the cost of goods necessary for construction.

In addition, recent tariffs imposed or threatened by President Trump on imported goods, including construction materials and other critical supplies, could increase our costs and reduce availability of necessary materials. These tariffs, as well as potential retaliatory measures by other countries, may further impact global trade flows, exacerbate inflation, and contribute to higher interest rates or general economic uncertainty. Such factors could negatively impact our business partners, employees, and customers or otherwise adversely affect our financial condition and results of operations.

Some of our directors are involved in other businesses including real estate activities and public and/or private investments and, therefore, may have competing or conflicting interests with us.

Certain of our directors have and may in the future have interests in other real estate business activities and may have control or influence over these activities or may serve as investment advisors, directors, or officers. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, certain of our directors are engaged in investment and other activities in which they may learn of real estate and other related opportunities in their non-director capacities. Our Code of Business Conduct and Ethics applicable to our directors expressly provides, as permitted by Section 122(17) of the Delaware General Corporation Law (the DGCL), that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have no expectation that we will be able to learn of or participate in such opportunities. If any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director will not be permitted to pursue the opportunity, directly or indirectly through a controlled affiliate in which the director has an ownership interest, without the approval of the independent members of our board of directors.

Pershing Square has the ability to influence our policies and operations and its interests may not in all cases be aligned with other stockholders.

Pershing Square beneficially owns approximately 37.4% of our outstanding common stock as of February 19, 2025. Additionally, Mr. Ben Hakim, the President of Pershing Square, is a member of our board of directors. Accordingly, Pershing Square has the ability to influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with other stockholders' interests.

Pershing Square has submitted the Pershing Square Proposals, which may be a distraction to our board of directors, management, and employees and could have a material adverse impact on our business and operations.

In August 2024, Pershing Square announced its intent to evaluate the possibility of various potential alternatives with respect to its investment in the Company, including a possible transaction in which it (either alone or together with one or more potential co-investors) might acquire all or substantially all of the shares of common stock in the Company not owned by Pershing Square and its affiliates, and in connection therewith take the Company private. Following Pershing Square's August 2024 announcement, our board of directors formed a Special Committee, composed of independent directors to review any proposal by Pershing Square.

Following the August 2024 announcement, Pershing Square has engaged in additional communications with the Special Committee, including, as previously disclosed, submitting on January 13, 2025, a proposal (the January 13 Pershing Square Proposal) pursuant to which Pershing Square would acquire additional shares of the Company's common stock in a merger transaction between the Company and a newly formed merger subsidiary of Pershing Square Holdco, L.P., upon the consummation of which Pershing Square would own a majority of the Company's common stock. On February 18, 2025, Pershing Square announced that it had withdrawn the January 13 Pershing Square Proposal and submitted a modified proposal (the February 18 Pershing Square Proposal) under which it would purchase from the Company $900 million of the Company's Common Stock for $90 per share. Pershing Square currently beneficially owns approximately 37.4% of the Company's common stock. Should the transaction contemplated by the February 18 Pershing Square Proposal be consummated, Pershing Square's beneficial ownership would increase to 48.0%.

There can be no assurance that the Company will pursue this proposed transaction or any further proposed modification thereof that Pershing Square submits, or any other strategic outcome, and HHH does not intend to comment further on this matter unless and until further disclosure is determined to be appropriate or necessary. The Special Committee is currently evaluating these matters to determine the appropriate course of action and process.

Uncertainty regarding the Pershing Square Proposals may be disruptive to our business, which could have a negative effect on our operations, financial condition or results of operations. Management and employee distraction related to Pershing Square's unsolicited interest also may adversely impact our ability to optimally conduct our business and pursue our strategic objectives. Responding to the Pershing Square Proposals, and any further proposals or activities that may follow from it, will require attention from our board of directors, management and employees, and has required, and may continue to require, us to incur additional expenses and costs.

RISKS RELATED TO THE SPINOFF AND OUR RELATIONSHIP WITH SEAPORT ENTERTAINMENT

In 2024, we completed the spinoff of Seaport Entertainment into an independent publicly traded company, and we may not achieve some or all of the spinoff's expected benefits.

On July 31, 2024, we completed the spinoff of Seaport Entertainment as an independent, publicly traded company. In structuring and completing the spinoff, we anticipated certain benefits that may not be achieved, may be delayed, or may be less advantageous than we anticipate for a variety of reasons. Following the spinoff, we may be more susceptible to market fluctuations and other adverse events than prior to the spinoff, and our business is less diversified than the combined businesses prior to the spinoff.

Seaport Entertainment may fail to perform its obligations under various transaction agreements that we entered into in connection with the spinoff.

In connection with the spinoff, we entered into several agreements with Seaport Entertainment that, among other things, provide a framework for the Company's relationship with Seaport Entertainment after the spinoff, including a separation agreement, a transition services agreement, a tax matters agreement, and an employee matters agreement. These agreements, as well as the separation and distribution evidencing the spinoff, determine the allocation of assets and liabilities between us and Seaport Entertainment following the spinoff and include various related terms and conditions, including indemnifications related to liabilities and obligations. We will rely on Seaport Entertainment to satisfy its performance and payment obligations under these agreements. If Seaport Entertainment is unable to satisfy these obligations, including its indemnification obligations, we could incur operational difficulties or losses that could have an adverse effect on our business, financial condition, and results of operations.

FINANCIAL RISKS

Our indebtedness and changing interest rates could adversely affect our business, prospects, financial condition, or results of operations and prevent us from fulfilling our obligations under our Senior Notes and Loan Agreements.

As of December 31, 2024, our total consolidated debt was approximately $5.1 billion of which $2.1 billion was recourse to the Company or one of its subsidiaries. In addition, as of December 31, 2024, we have $34.7 million of recourse guarantees associated with undrawn financing commitments. As of December 31, 2024, our proportionate share of the debt of our unconsolidated ventures was $175.6 million based upon our economic interest. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo.

Subject to the limits contained in the indentures governing the $600 million Bridgeland Notes due 2029, the $750 million 5.375% senior notes due 2028, the $650 million 4.125% senior notes due 2029, and the $650 million 4.375% senior notes due 2031 (collectively, the Senior Notes), and any limits under our other debt agreements, we may need to incur substantial additional indebtedness from time to time, including project indebtedness for developments by our subsidiaries. If we incur additional indebtedness or experience an adverse change in interest rates, the risks related to our level of indebtedness could intensify. Specifically, an increased level of indebtedness could have important consequences, including:
–   making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Senior Notes and Loan Agreements
–   limiting our ability to obtain additional financing to fund future working capital, capital expenditures, debt service requirements, execution of our business strategy, or finance other general corporate requirements
–   requiring us to make non-strategic divestitures, particularly when the availability of financing in the capital markets is limited, which may adversely impact sales prices

- requiring a substantial portion of our cash flow to be allocated to debt service payments instead of other business purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions, dividends, and other general corporate purposes
- increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given that certain indebtedness bears interest at variable rates
- limiting our ability to capitalize on business opportunities, reinvest in and develop properties, and to react to competitive pressures and adverse changes in government regulations
- placing us at a disadvantage compared to other less leveraged competitors, if any
- limiting our ability, or increasing the costs, to refinance indebtedness
- resulting in an event of default if we fail to satisfy our obligations under our indebtedness, which default could result in all or part of our indebtedness becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt

The indentures governing our Senior Notes, the Loan Agreements and our other debt agreements contain restrictions that may limit our ability to operate our business.

The indentures governing our Senior Notes contain certain restrictions that may limit our ability to operate. In addition, the Loan Agreements contain representations and covenants customary for loan agreements of this type, including financial covenants related to maintenance of interest coverage ratios and loan-to-value ratios with respect to the certain mortgaged properties, taken as a whole. The Loan Agreements also contain customary events of default, certain of which are subject to cure periods. These restrictions limit our ability or the ability of certain of our subsidiaries to, among other things:

- incur indebtedness or issue equity
- create certain liens
- pay dividends on, redeem, or repurchase capital stock or make other restricted payments
- make investments
- incur obligations that restrict the ability of our subsidiaries to make dividend or other payments to us
- consolidate, merge, or transfer all, or substantially all, of our assets
- enter into or amend lease or other agreements or transactions without consent
- substitute collateral, if applicable, due to product and geographic concentrations
- enter into transactions with our affiliates
- create or designate unrestricted subsidiaries

Additionally, certain of our debt agreements also contain various restrictive covenants, including minimum net worth requirements, maximum payout ratios on distributions, minimum debt yield ratios, minimum fixed charge coverage ratios, minimum interest coverage ratios and maximum leverage ratios. The restrictions under the indentures and/or other debt agreements could limit our ability to finance our future operations or capital needs, make acquisitions, or pursue available business opportunities.

We may be required to take action to reduce our debt or act in a manner inconsistent with our business objectives and strategies to meet such ratios and satisfy the covenants in our debt agreements. Events beyond our control, such as changes in economic and business conditions, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our debt agreements, and we cannot provide any assurance that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios, under our debt agreements would likely result in a default under such debt agreements, which may accelerate the principal and interest payments of the debt and, if such debt is secured, result in the foreclosure on certain of our assets that secure such debt. A breach of any of the covenants in, or our inability to maintain the required financial ratios, under our debt agreements also would prevent us from borrowing additional money under such agreements that include revolving credit facilities. A default under any of our debt agreements could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such obligations, if any. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under any of our debt agreements or other obligations accelerate the maturity of those obligations, we cannot assure that we will have sufficient assets to satisfy our obligations under the notes or our other debt.

We may be unable to develop and expand our properties without sufficient capital or financing.

Our business objective includes the development and redevelopment of our properties, particularly those in our Strategic Developments segment, which we may be unable to do if we do not have, cannot obtain, or cannot generate sufficient capital from MPC land sales or operations, debt capital from lenders or the capital markets, or government incentives, such as tax increment financing, to proceed with planned development, redevelopment, or expansion activities. We may be unable to access or acquire financing due to the market volatility and uncertainty. We may be unable to obtain an anchor store, mortgage lender and property partner approvals that are required for any such development, redevelopment, or expansion. We may abandon redevelopment or expansion activities already underway that we are unable to complete due to the inability to secure additional capital to finance such activities. This may result in charge-offs of costs previously capitalized. In addition, if redevelopment, expansion, or reinvestment projects are unsuccessful, the investment in such projects may not be recoverable, in full or in part, from future operations or sale resulting in impairment charges.

The Company is dependent on the operations and funds of its subsidiaries, including The Howard Hughes Corporation.

The Company has no business operations of its own, and the Company's only significant assets are the outstanding equity interests of its subsidiaries, including The Howard Hughes Corporation. As a result, the Company relies on cash flows from its subsidiaries, including HHC, to meet its financial obligations, including to service any debt obligations that the Company may incur from time to time in the future. Legal and contractual restrictions in agreements governing future indebtedness of any of the Company's subsidiaries, as well as the financial condition and future operating requirements of any such subsidiaries, in each case, including HHC, may limit such subsidiaries' ability to distribute cash to the Company. If HHC or any of the Company's other subsidiaries is limited in its ability to distribute cash to the Company, or if the earnings or other available assets of the Company's subsidiaries are not sufficient to pay distributions or make loans to the Company in the amounts or at the times necessary for the Company to meet its financial obligations, then the Company's business, financial condition, cash flows, results of operations, and reputation may be materially adversely affected.

We are subject to risks associated with hedging arrangements.

We enter into interest rate swap agreements and other interest rate hedging contracts, including caps and cash settled forward starting swaps, to mitigate or reduce our exposure to interest rate volatility, or to satisfy lender requirements. These agreements expose us to additional risks, including a risk that counterparties of these hedging and swap agreements will not perform. There also could be significant costs and cash requirements involved to fulfill our obligations under a hedging agreement. In addition, our hedging activities may not have the desired beneficial impact on interest rate exposure and have a negative impact on our business, financial condition, and results of operations.

We may not realize the value of our tax assets.

Certain provisions of the Internal Revenue Code could limit our ability to fully utilize certain tax assets if we were to experience a change in control. As of December 31, 2024, we have approximately $802.7 million of federal net operating loss carryforwards. If certain change in control events were to occur, the cash flow benefits we might otherwise have received could be decreased.

Inflation has adversely affected us in recent years, and could continue to adversely affect us in future periods, by increasing costs beyond what we can recover through price increases.

In recent years, the U.S. economy has experienced relatively high levels of inflation. Inflation can adversely affect us by increasing costs of land, materials, and labor, which we have experienced in recent years due to higher inflation rates. Although we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects price increases may have in the future. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on demand for homes in our MPCs and demand for our condominium projects, and our ability to refinance existing indebtedness on favorable terms, or at all, due to higher borrowing costs. In an inflationary environment, depending on the homebuilding industry and other economic conditions, we may be precluded from raising land prices enough to keep up with the rate of inflation, which could significantly reduce our profit margins. In recent years we have been experiencing increases in the prices of labor and materials above the general inflation rate. Our inability to offset increasing costs due to inflation through price increases to customers could have a material adverse effect on our results of operations, financial conditions, and cash flows.

Some potential losses are not insured.

We carry comprehensive liability, fire, flood, earthquake, terrorism, extended coverage, and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some types of losses, including lease and other contract claims, which generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. If this happens, we might remain obligated for any mortgage debt or other financial obligations related to the property.

REGULATORY, LEGAL AND ENVIRONMENTAL RISKS

Our development, construction, and sale of condominiums are subject to state regulations and may be subject to claims from the condominium owner's association at each project.

A portion of our business is dedicated to the development and sale of condominiums. Condominiums are generally regulated by an agency of the state in which they are located or where the condominiums are marketed to be sold. In connection with our development and offering of condominium units for sale, we must submit regulatory filings to various state agencies and engage in an entitlement process by which real property owned under one title is converted into individual units. Responses or comments on our condominium filings may delay our ability to sell condominiums in certain states and other jurisdictions in a timely manner, or at all. Further, we will be required to transfer control of a condominium association's board of directors once we trigger one of several statutory thresholds, with the most likely triggers being tied to the sale of not less than a majority of units to third-party owners. Transfer of control can result in claims with respect to deficiencies in operating funds and reserves, construction defects, and other condominium-related matters by the condominium association and/or third-party condominium unit owners. Any material claims in these areas could negatively affect our reputation in condominium development and ultimately have a material adverse effect on our business, financial condition, and results of operations.

Development of properties entails a lengthy, uncertain and costly entitlement process.

Approval to develop real property sometimes requires political support and generally entails an extensive entitlement process involving multiple and overlapping regulatory jurisdictions and often requires discretionary action by local governments. Real estate projects must generally comply with local land development regulations and may need to comply with state and federal regulations. We incur substantial costs to comply with legal and regulatory requirements. An increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. In addition, our competitors and local residents may challenge our efforts to obtain entitlements and permits for the development of properties. The process to comply with these regulations is usually lengthy and costly, may not result in the approvals we seek and can be expected to materially affect our development activities.

Government regulations and legal challenges may delay the start or completion of the development of our communities, increase our expenses, or limit our homebuilding or other activities.

Various local, state, and federal statutes, ordinances, rules, and regulations concerning building, health and safety, site and building design, environment, zoning, sales, and similar matters apply to and/or affect the real estate development industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state, and local policies, rules, and regulations, and their interpretations and application.

Municipalities may restrict or place moratoria on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, they could have an adverse effect on our business by causing delays, increasing our costs, or limiting our ability to operate in those municipalities. These measures may reduce our ability to open new MPCs and to build and sell other real estate development projects in the affected markets, including with respect to land we may already own, and create additional costs and administrative requirements, which in turn may harm our future sales, margins, and earnings.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities, and other dealings with consumers. Further, government agencies routinely initiate audits, reviews, or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

We may be subject to increased compliance costs to comply with new and contemplated government regulations relating to energy standards and climate change.

A variety of legislation is being enacted, or considered for enactment, at the federal, state, and local levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct buildings. Such environmental laws may affect, for example, how we manage storm water runoff, wastewater discharges, and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and to make compliance more costly. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state legislatures, which may, despite being phased in over time, significantly increase our costs of building MPCs and the sale price to our buyers and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law.

Energy-related initiatives affect a wide variety of companies throughout the U.S. and the world. Because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, energy-related initiatives could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related taxes and regulations. Noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocations, and other sanctions.

We may be subject to potential costs to comply with environmental laws.

Future development opportunities may require additional capital and other expenditures to comply with laws and regulations relating to the protection of the environment. Under various federal, state, or local laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state, and local laws, ordinances, and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with our ownership, operation, and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

We cannot predict with any certainty the magnitude of any expenditures relating to environmental compliance or the long-range effect, if any, on our operations. Compliance with such laws has not had a material adverse effect on our operating results or competitive position in the past but could have such an effect on our operating results and competitive position in the future.

Compliance with the Americans with Disabilities Act may be a significant cost for us.

The Americans with Disabilities Act of 1990, as amended (ADA), requires that all public accommodations and commercial facilities, including office buildings, meet certain federal requirements related to access and use by disabled persons. Other federal, state, and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses. Noncompliance with the ADA or similar or related laws or regulations could result in the U.S. government imposing fines or private litigants being awarded damages against us. Such costs may adversely affect our business, financial condition, and results of operations.

Catastrophic events, including climate change, may adversely affect our business.

As a result of climate change, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, many state and local governments are adopting or considering adopting regulations requiring that property owners and developers include in their development or redevelopment plans resiliency measures to address climate-change related risks. We may be required to incur substantial costs if such regulations apply to any of our properties. Additionally, COVID-19 disrupted our business and a resurgence of it, or another pandemic, could have a material adverse effect on our business, financial performance and condition, operating results, and cash flows.

Water and electricity shortages could have an adverse effect on our business, financial condition, and results of operations.

Drought conditions and increased temperatures in the Phoenix, Arizona and Las Vegas, Nevada, regions could cause our master planned communities in these regions to experience water and electricity shortages. The lack or reduced availability of electricity or water in these regions may make it more difficult or expensive for us to obtain approvals for new developments and could limit, impair or delay our ability to develop or sell, or increase the cost of developing, our land in these master planned communities.

Tax increases and changes in tax rules may adversely affect our financial results.

As a company conducting business with physical operations throughout North America, we are exposed, both directly and indirectly, to the effects of changes in U.S., state, and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules.

GENERAL RISKS

Loss of key personnel could adversely affect our business and operations.

We depend on the efforts of key executive personnel. The loss of the services of any key executive personnel could adversely affect our business and operations. While we believe we have proper succession planning and are confident we could attract and train new personnel if necessary, this could impose additional costs and hinder our business strategy.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Future terrorist attacks in the U.S. or other acts of violence may result in declining economic activity, which could harm the demand for goods and services offered by tenants and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand could make it difficult to renew or re-lease properties at lease rates equal to or above historical rates. Terrorist activities or violence also could directly affect the value of our properties through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that tenants are affected by future attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of new or redeveloped properties, and limit access to capital or increase the cost of capital.

Our stock price may continue to be volatile.

The trading price of our common stock is likely to continue to be volatile due to the stock market's routine periods of large or extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies, including ours. Factors that affect our trading price may include the following:
- results of operations that vary from the expectations of securities analysts and investors, including our ability to finance and achieve the anticipated benefits of the spinoff
- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors
- announcements by us or our competitors of new significant real-estate developments, acquisitions, joint ventures, other strategic relationships or actions, capital commitments, or responses to these events
- changes in general economic or market conditions, including increases in interest rates, or trends in our industry or markets
- future sales of our common stock or other securities
- guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance
- the sustainability of an active trading market for our stock
- changes in accounting principles
- events or factors resulting from natural disasters, war, acts of terrorism, or responses to these events

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The Company may not obtain the anticipated benefits of the holding company structure.

If circumstances prevent the Company from taking advantage of the strategic and business opportunities that it expects to realize from the holding company structure, the Company would nevertheless bear the costs incurred in connection with the holding company structure, which could adversely affect the Company's business, financial condition, cash flows, and results of operations.

Anti-takeover provisions in our certificate of incorporation, our by-laws, Delaware law, stockholder's rights agreement and certain other agreements may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our certificate of incorporation and bylaws contain the following limitations:
–   the inability of our stockholders to act by written consent
–   restrictions on the ability of stockholders to call a special meeting without 15% or more of the voting power of the issued and outstanding shares entitled to vote generally in the election of our directors
–   rules regarding stockholder proposals and director nominations
–   the right of our board of directors to issue preferred stock without stockholder approval
–   a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors or officers be brought exclusively in the Court of Chancery in the State of Delaware
–   that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors

In addition, we are a Delaware corporation, and Section 203 of the DGCL applies to us. In general, Section 203 prevents an interested stockholder from engaging in certain business combinations with us for three years following the date that person becomes an interested stockholder subject to certain exceptions. The statute generally defines an interested stockholder as any person that is the owner of 15% or more of the outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of outstanding voting stock at any time within the three-year period immediately before the date of determination.

We have granted a waiver of the applicability of the provisions of Section 203 of the DGCL to Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman (together, Pershing Square) such that Pershing Square may increase its position in our common stock up to 40% of the outstanding shares without being subject to Section 203's restrictions on business combinations. As such, Pershing Square, through its ability to accumulate more common stock than would otherwise be permitted under Section 203, has the ability to become a large holder that would be able to affect matters requiring approval by Company stockholders, including the election of directors and approval of mergers or other business combination transactions. The Board's Corporate Governance Guidelines reflect that it will grant to any stockholder a waiver of the applicability of Section 203 of the DGCL to the acquisition of up to 40% of the Company's outstanding voting stock upon the request of such stockholder, subject to the Board's fiduciary duties and applicable law.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy   The HHH cybersecurity program is an enterprise-wide, risk-based program that is designed to support the security, confidentiality, integrity, and availability of our systems and information. We conduct periodic assessments of the cybersecurity program to identify and manage material cybersecurity threats and risks using internal teams and independent third parties. The assessment results are used to develop appropriate cybersecurity controls best practices and risk mitigation strategies, which are then implemented throughout the Company.

We rely on our systems and networks to support our business activities. As some networks and systems are managed by third parties, the HHH cybersecurity program also includes evaluation and monitoring of cybersecurity risks associated with its use of third-party service providers. We also leverage third-party experts and vendors to help manage our cybersecurity program, audit the effectiveness of our existing cybersecurity controls, and make recommendations for improvements and best practices. We utilize a Managed Detection and Response service that provides threat intelligence, technology, and specialist expertise to protect our systems and networks from cyber threats. We require all third parties with access to our information systems or data to maintain industry standard cybersecurity programs and to report actual or suspected security incidents to us.

We employ a range of tools and strategies to mitigate cybersecurity risks and regularly test them for effectiveness. Additionally, we continuously assess and improve our cybersecurity stance by conducting vulnerability scans, internal and external network penetration tests, and by integrating threat intelligence updates. We also have specific tools to provide real time, continuous monitoring and protection of our endpoints. To the extent that our proactive monitoring and testing identifies weakness in our cybersecurity readiness, these weaknesses are tracked and remediated as part of our cybersecurity program. Our employees receive security awareness training at a minimum on an annual basis and are subjected to phishing training and phishing tests throughout the year. Annually, we perform tabletop exercises to test our cybersecurity incident response plan. Our cybersecurity program is aligned with industry standards and best practices such as the National Institute of Standards and Technology Cybersecurity Framework.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, along with all companies of comparable size, we face common cybersecurity threats. These threats include ransomware and denial-of-service, including sophisticated attacks from criminal ransomware groups and nation state actors. Our customers, supply-chain providers, and subcontractors face similar cybersecurity threats, and an incident impacting us or any of these entities could materially adversely affect our business operations.

Governance   Management is responsible for measuring and managing cybersecurity risk, specifically the prevention, mitigation, detection, and remediation of cybersecurity incidents as well as the Company's overall information security strategy, policy, and operations. The cybersecurity program is executed by the Company's Senior Vice President of IT Governance, Risk, and Compliance, who has over 15 years of cybersecurity experience in overseeing and managing cybersecurity risk. He is also responsible for maintaining and, in the event of an actual or suspected security incident, executing the Company's incident response plan.

The Board of Directors' Technology Committee governs and oversees HHH's cybersecurity program. This includes reviewing the cybersecurity program's strategy and effectiveness, the cybersecurity landscape and emerging threats, and reports from any cybersecurity events. The Technology Committee also oversees cybersecurity and digital strategy and, whenever necessary, will communicate with, or advise management to consult with, the Audit Committee regarding technology, digital, and other innovation-related matters that relate to or affect the Company's internal control systems. The Technology Committee will actively participate in strategic cybersecurity decisions and will be responsible for approving major initiatives. Management will provide updates to the Technology Committee on a quarterly basis and will continue to provide updates to the full Board of Directors on an annual basis. When appropriate, the Technology Committee will inform the Board of Directors on important matters. Furthermore, the Board of Directors would be notified in accordance with the Company's incident response plan, of any suspected cyber incidents that may have at least a moderate business impact on the Company.

Item 2. Properties

Our corporate headquarters is located in The Woodlands, Texas. We also maintain offices at certain of our properties nationwide, including Honolulu, Hawai'i; Columbia, Maryland; Las Vegas, Nevada; and Scottsdale, Arizona. We believe our present facilities are sufficient to support our operations.

OPERATING ASSETS

In our Operating Assets segment, we own a variety of asset types including approximately 9.2 million square feet of retail and office properties, 5,587 wholly and partially owned multifamily units, and wholly and partially owned other properties and investments. Our assets in this segment are primarily located in and around Houston, Texas (The Woodlands and Bridgeland); Columbia, Maryland (Columbia); Las Vegas, Nevada (Summerlin); and Honolulu, Hawai'i (Ward Village).

The following table summarizes certain metrics of our office assets within our Operating Assets segment as of December 31, 2024:

Office Assets		Rentable Square Feet	% Leased	Annualized Base Rent (thousands) (a)	Annualized Base Rent Per Square Foot (a)	Effective Annual Rent (thousands) (b)	Effective Annual Rent per Square Foot (b)	Year Built / Acquired / Redeveloped
The Woodlands								
One Hughes Landing		201,268	79%	$3,682	$29.35	$5,406	$43.09	2013
Two Hughes Landing		200,255	86%	4,332	27.02	6,583	41.06	2014
Three Hughes Landing		325,810	99%	7,543	24.43	10,927	35.40	2016
1725 Hughes Landing Boulevard		340,611	55%	2,818	19.81	4,315	30.34	2015
1735 Hughes Landing Boulevard		319,456	100%	8,365	26.18	12,204	38.20	2015
2201 Lake Woodlands Drive		22,259	100%	482	21.67	940	42.24	2011
Lakefront North		258,058	98%	7,194	28.49	11,606	45.96	2018
8770 New Trails	(c)	180,000	100%	—	—	—	—	2020
9303 New Trails		98,283	53%	886	17.56	1,578	31.27	2011
3831 Technology Forest Drive		106,104	100%	2,491	23.48	3,928	37.02	2014
The Woodlands Towers at The Waterway		1,395,599	100%	43,588	31.70	65,040	47.31	2019
Waterway Plaza II		141,763	55%	1,678	24.76	2,446	36.09	2024
3 Waterway Square		227,617	91%	5,496	26.65	8,313	40.30	2013
4 Waterway Square		217,952	90%	5,488	28.09	8,560	43.81	2011
1400 Woodloch Forest		94,931	85%	2,577	32.12	2,764	34.45	2011
		4,129,966						
Columbia								
Columbia Office Properties		67,066	72%	1,329	27.61	1,528	31.74	2004 / 2007
10285 Lakefront Medical Office		85,380	48%	208	41.50	241	48.21	2024
One Mall North		99,806	48%	1,493	31.36	1,653	34.72	2016
One Merriweather		209,959	94%	7,813	39.47	8,150	41.17	2017
Two Merriweather		124,639	92%	3,970	37.89	4,109	39.23	2017
6100 Merriweather		326,237	98%	8,702	38.50	8,981	39.73	2019
Merriweather Row		925,584	74%	17,115	27.21	17,753	28.23	2012 / 2014
		1,838,671						
Summerlin								
Aristocrat	(c)	181,534	100%	—	—	—	—	2018
Meridian	(d)	147,602	17%	—	—	—	—	2024
1700 Pavilion		265,898	92%	8,934	37.29	9,090	37.95	2022
One Summerlin		207,292	90%	8,234	44.79	8,704	47.34	2015
Two Summerlin		147,139	100%	5,119	37.36	5,632	41.10	2018
		949,465						
Total		6,918,102						

(a) Annualized Base Rent is calculated as the monthly Base Minimum Rent for the property for December 31, 2024, multiplied by 12. Annualized Base Rent Per Square Foot is the Annualized Base Rent for the property at December 31, 2024, divided by the average occupied square feet.

(b) Effective Annual Rent includes base minimum rent and common area maintenance recovery revenue. Effective Annual Rent Per Square Foot is the Effective Annual Rent divided by the average occupied square feet.

(c) These properties are build-to-suit projects entirely leased by a single tenant. Therefore, the Annualized Base Rent and Effective Annual Rent details have been excluded for competitive reasons.

(d) Meridian was placed in service during 2024, and no tenants have taken occupancy as of December 31, 2024. Therefore, the Annualized Base Rent and Effective Annual Rent details are not yet applicable for this property.

The following table summarizes certain metrics of our retail properties within the Operating Assets segment as of December 31, 2024, and does not include any retail square footage in our multifamily assets:

Retail Properties		Rentable Square Feet	% Leased	Annualized Base Rent (thousands) (a)	Annualized Base Rent Per Square Foot (a)	Year Built / Acquired / Redeveloped
The Woodlands						
Creekside Park West		72,976	97%	$2,066	$30.33	2019
Hughes Landing Retail		125,721	92%	4,310	37.12	2015
1701 Lake Robbins		12,376	100%	542	43.77	2014
20/25 Waterway Avenue		51,543	87%	1,696	37.65	2011
Waterway Square Retail		21,513	100%	863	40.22	2011
		284,129				
Bridgeland						
Village Green at Bridgeland Central	(b)	27,908	73%	—	—	2024
Columbia						
Color Burst Park Retail		12,410	100%	576	46.38	2020
Rouse Building		89,199	100%	2,930	32.84	2014
		101,609				
Summerlin						
Downtown Summerlin	(c)	803,170	99%	25,373	38.43	2014 / 2015
Summerlin Grocery Anchored Center	(b)	67,000	77%	—	—	2024
		870,170				
Ward Village						
Ward Village Retail - Pending Redevelopment		357,376	92%	8,105	24.71	2002
Ward Village Retail - New or Renovated		500,015	92%	20,531	44.89	2012 - 2023
		857,391				
Total		2,141,207				

(a) Annualized Base Rent is calculated as the monthly Base Minimum Rent for the property for December 31, 2024, multiplied by 12. Annualized Base Rent Per Square Foot is the Annualized Base Rent for the property at December 31, 2024, divided by the average occupied square feet.

(b) These properties were placed in service during the fourth quarter of 2024, and no tenants have taken occupancy as of December 31, 2024. Therefore, the Annualized Base Rent and Effective Annual Rent details are not yet applicable.

(c) Excludes 381,767 square feet of anchors and 39,700 square feet of additional office space above our retail space.

PROPERTIES

The following tables summarize certain metrics of our multifamily Operating Assets as of December 31, 2024:

Multifamily Assets	Ownership %	Units	Retail Square Feet	% Units Leased	Average Monthly Rate Per Unit	Average Monthly Rate Per Square Foot	Year Built / Acquired / Redeveloped
The Woodlands							
Creekside Park	100%	292	—	93%	$1,845	$1.88	2018
Creekside Park The Grove	100%	360	—	95%	1,789	1.82	2021
One Lakes Edge	100%	390	22,971	95%	2,477	2.51	2015
Two Lakes Edge	100%	386	11,415	97%	2,862	2.87	2020
Millennium Six Pines	100%	314	—	96%	2,015	2.10	2016
Millennium Waterway	100%	393	—	96%	1,837	2.04	2012
The Lane at Waterway	100%	163	—	96%	2,620	2.38	2020
Bridgeland							
Lakeside Row	100%	312	—	95%	1,909	1.94	2019
Starling at Bridgeland	100%	358	—	96%	1,980	2.03	2022
Wingspan	100%	263	—	52%	2,542	2.03	2023
Columbia							
Juniper	100%	382	55,677	96%	2,612	2.93	2020
Marlow	100%	472	32,607	72%	2,057	2.63	2022
The Metropolitan	50%	380	13,591	98%	2,201	2.33	2015
TEN.m.flats	50%	437	28,026	96%	2,193	2.47	2018
Summerlin							
Constellation	100%	124	—	99%	2,564	2.29	2017
Tanager	100%	267	—	96%	2,474	2.54	2019
Tanager Echo	100%	294	—	79%	2,662	3.04	2023
Total		5,587	164,287				

The following tables summarize certain metrics of our other Operating Assets as of December 31, 2024:

Other Assets	Ownership %	Asset Type	Size	% Leased	Year Built / Acquired / Redeveloped
The Woodlands					
Hughes Landing Daycare	100%	Other	N/A	N/A	2019
Houston Ground Leases	100%	Ground lease	N/A	N/A	Various
Stewart Title of Montgomery County, TX	50%	Title Company	N/A	N/A	—
The Woodlands Warehouse	100%	Warehouse	125,801 sq ft	100%	2019
Woodlands Sarofim	20%	Industrial	129,790 sq ft	84%	late 1980s
Summerlin					
Hockey Ground Lease	100%	Ground lease	N/A	N/A	2017
Summerlin Hospital Medical Center	5%	Hospital	N/A	N/A	1997
Ward Village					
Kewalo Basin Harbor	100%	Marina	55 acres	N/A	2019
Other					
Columbia Ground Leases	100%	Ground lease	N/A	N/A	2024
Parking Garages (a)	100%	Garage	9,696 spaces	N/A	Various

(a)   Includes parking garages in The Woodlands, Columbia, and Ward Village.

The following table summarizes our Operating Assets segment lease expirations:

$ in thousands				
Year	Number of Expiring Leases (a)	Total Square Feet Expiring	Total Annualized Base Rent Expiring	% of Total Annual Gross Rent Expiring
2025	130	529,435	$ 23,928	6.1 %
2026	111	539,939	22,812	5.8 %
2027	98	950,314	40,102	10.1 %
2028	84	560,674	27,205	6.9 %
2029	84	811,493	40,992	10.4 %
2030	70	858,520	43,529	11.0 %
2031	39	433,450	23,112	5.9 %
2032	33	1,210,763	63,775	16.1 %
2033	32	575,186	29,303	7.4 %
2034	35	429,427	22,245	5.6 %
2035+	71	1,193,292	58,198	14.7 %
Total	787	8,092,493	$ 395,201	100.0 %

(a) Excludes leases with an initial term of 12 months or less.

MASTER PLANNED COMMUNITIES

Our MPCs are located in and around Houston, Texas; Las Vegas, Nevada; and Phoenix, Arizona and are summarized in the following table as of December 31, 2024:

Community	Location	Total Gross Acres (a)	Approx. No. Residents	Remaining Saleable Acres		Estimated Price Per Acre (thousands) (b)		Projected Community Sell-Out Date		Projected Cash Margin (c)
				Residential	Commercial	Residential	Commercial	Residential	Commercial	Residential
Bridgeland	Cypress, TX	11,506	26,000	1,400	1,075	$580	$763	2033	2046	87%
Summerlin	Las Vegas, NV	22,500	130,000	2,443	473	1,633	1,404	2043	2039	82%
Teravalis	Phoenix, AZ	33,810	—	15,804	10,531	791	206	2086	2086	76%
The Woodlands (d)	The Woodlands, TX	28,545	124,800	34	728	N/A	981	2027	2034	97%
The Woodlands Hills	Conroe, TX	2,055	3,230	681	173	356	523	2032	2032	90%
Total		98,416	284,030	20,362	12,980					
Floreo (e)	Phoenix, AZ	3,029	—	715	571	777	180	2033	2036	42%

(a)   Encompasses all of the land located within the borders of the master planned community, including parcels already sold, saleable parcels, and non-saleable areas such as roads, parks and recreation areas, conservation areas, and parcels acquired during the year.

(b)   Residential and commercial pricing represents the Company's estimate of price per acre that will be achieved in 2025 per its land models. For Summerlin, this estimate excludes an anticipated bulk sale. For bulk sales, the Company does not incur the usual development costs associated with superpad sales, resulting in a lower price per acre.

(c)   Projected cash gross margin represents the net cash margin expected to be received in the future and includes all future projected revenues less all remaining future projected cash development costs. The projected cash gross margin does not include remaining historical development costs incurred to date. Gross margin for each MPC may vary from period to period based on the locations of the land sold and the related costs associated with developing the land sold.

(d)   The Woodlands residential land development is nearing completion.

(e)   The Company owns a 50% interest in this unconsolidated venture, however the data above is presented at 100%. See below for additional detail.

The Summit

Within our Summerlin MPC, an exclusive luxury community named The Summit is being developed and managed through a joint venture with Discovery Land Company, a leading developer of luxury communities and private clubs. The original 555-acre community, which is expected to include approximately 245 homes and 32 condominiums, is nearing completion. In 2022, the Company contributed an additional 54 acres to The Summit adjacent to the existing Summit community to develop approximately 28 custom home sites. See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 3 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for further details.

Floreo

Floreo, the first village to be developed in our Teravalis MPC, is being developed and managed through a 50% joint venture. The 3,029-acre village is located in the greater Phoenix, Arizona area and is expected to consist of approximately 5,000 residential lots, commercial sites, as well as a planned business park. The first land sales closed in the first quarter of 2024. See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 3 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for further details.

STRATEGIC DEVELOPMENTS

We continue to plan, develop, and hold or seek development rights for unique properties primarily in Ward Village, The Woodlands, Bridgeland, Summerlin, Columbia, and Teravalis. We continue to execute our strategic plans for developing several of these assets with construction either actively underway or pending. Strategic Developments are transferred into our Operating Assets segment when the asset is placed in service.

The following table summarizes our Strategic Developments projects under construction as of December 31, 2024:

$ in thousands	Asset Type	Location	Size (a)	Total Estimated Cost (b)	Estimated Completion	Estimated Stabilization Date
Strategic Developments Under Construction						
Bridgeland						
One Bridgeland Green	Office	Cypress, TX	49,501 sq ft	$35,365	Q2 2025	2028
The Woodlands						
Grogan's Mill Retail	Retail	The Woodlands, TX	38,378 sq ft	8,583	Q2 2025	2028
Grogan's Mill Library and Community Center (c)	Other	The Woodlands, TX	53,863 sq ft	16,498	Q2 2025	N/A
1 Riva Row	Multifamily	The Woodlands, TX	268 units	155,997	Q4 2025	2028
Condominiums						
Under Construction						
Kalae	Condominium	Honolulu, HI	329 units / 2,000 sq ft	623,745	2027	N/A
The Park Ward Village	Condominium	Honolulu, HI	545 units / 26,800 sq ft	613,807	2026	N/A
Ulana Ward Village	Condominium	Honolulu, HI	696 units / 32,100 sq ft	402,914	Q4 2025	N/A
The Ritz-Carlton Residences	Condominium	The Woodlands, TX	111 units / 5,800 sq ft	369,465	2027	N/A
Completed and Sold Out						
'A'ali'i	Condominium	Honolulu, HI	750 units / 11,175 sq ft	386,405	Completed	N/A
Ae`o	Condominium	Honolulu, HI	465 units / 70,800 sq ft	430,086	Completed	N/A
Anaha	Condominium	Honolulu, HI	317 units / 16,048 sq ft	403,796	Completed	N/A
Ke Kilohana	Condominium	Honolulu, HI	423 units / 28,386 sq ft	217,318	Completed	N/A
Kō'ula	Condominium	Honolulu, HI	565 units / 36,995 sq ft	484,238	Completed	N/A
Victoria Place	Condominium	Honolulu, HI	349 units	536,155	Completed	N/A
Waiea	Condominium	Honolulu, HI	177 units / 7,716 sq ft	542,717	Completed	N/A

(a) For condominium units and multifamily assets, square feet represents ground floor retail space whereas units represents residential units for sale or rent.

(b) As of December 31, 2024, total estimated cost remaining to be spent on these properties was $1.4 billion, of which $229.1 million is expected to be funded by HHH with the remaining cost to be funded with existing construction loans and condominium buyer deposits.

(c) The Grogan's Mill Library and Community Center is being developed in connection with a land swap agreement entered into with Montgomery County, Texas. Upon completion of construction, the Company will transfer the Grogan's Mill Library and Community Center to Montgomery County in exchange for land parcels elsewhere in The Woodlands. As such, a stabilization date is not applicable to this development project.

The following table summarizes future Strategic Developments projects as of December 31, 2024:

	Location	Size
Future Strategic Developments Rights or Pending Construction		
Columbia		
Lakefront District (a)	Columbia, MD	1,914,000 sq ft
The Woodlands		
2000 Woodlands Parkway (b)	The Woodlands, TX	7,900 sq ft
Ward Village		
The Launiu (c)	Honolulu, HI	485 units / 10,000 sq ft
Other		
West End Alexandria (d)	Alexandria, VA	41 acres
Commercial Land		
Columbia		
Columbia Commercial Land (e)(f)	Columbia, MD	96 acres
Merriweather District (e)	Columbia, MD	16 acres
Ward Village		
Ward Commercial Land (e)	Honolulu, HI	7 acres

(a) Represents remaining square footage approved for new mixed-use development in the Lakefront District which will include office, retail, and residential assets.
(b) 2000 Woodlands Parkway was transferred to Strategic Developments in the fourth quarter of 2023 and is currently pending redevelopment.
(c) We have launched presales for our next condominium tower, The Launiu and as of December 31, 2024, we have entered into contracts for 283 units, representing 58.4% of total units. Construction is expected to begin in 2025.
(d) Represents acreage owned through a joint venture.
(e) Represents land acquired or transferred to the Strategic Developments segment for future development, excluding acreage related to assets that are now in service in our Operating Assets segment or related to completed or under construction condominium towers.
(f) Columbia residential land development is complete and the sale of remaining land or development of additional commercial assets will occur as the market dictates.

Item 3. Legal Proceedings

We, as part of our normal business activities, are a party to a number of legal proceedings. Management periodically assesses our liabilities and contingencies in connection with these matters based upon the latest information available. We disclose material pending legal proceedings pursuant to Securities and Exchange Commission rules and other pending matters as we may determine to be appropriate. As of December 31, 2024, management believes that any monetary liability or financial impact of claims or potential claims to which we might be subject after final adjudication of any legal procedures would not be material to our financial position or our results of operations. See Note 11 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for further discussion.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange (the NYSE) under the ticker symbol "HHH". No dividends have been declared or paid in 2024 or 2023. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, restrictions under debt agreements, financial condition, future prospects, and other factors the board of directors may deem relevant.

NUMBER OF HOLDERS OF RECORD

As of February 19, 2025, there were 1,058 stockholders of record of our common stock.

PERFORMANCE GRAPH

The following performance graph compares the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total returns of the NYSE Composite Index, MSCI US REIT Index, and the S&P 500 Real Estate Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2024. The graph was prepared based on the assumption that dividends have been reinvested subsequent to the initial investment. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.



PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following sets forth information with respect to the equity compensation plans available to employees and directors of the Company at December 31, 2024:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights (1)	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders (2)	91,402	$ 91.90	598,842
Equity compensation plans not approved by security holders	—	—	—
Total	91,402	$ 91.90	598,842

(1) The amounts shown in columns (a) of the above table do not include 371,955 outstanding Common Shares (all of which are restricted and subject to vesting requirements) that were granted under the Company's 2020 Equity Incentive Plan as further described in Note 12 - *Stock-Based Compensation Plans* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

(2) Reflects stock option grants under the Company's 2020 Equity Incentive Plan and the 2010 Incentive Plan. Following adoption of the 2020 Equity Incentive Plan by our stockholders, grants are no longer made under the 2010 Incentive Plan.

The following sets forth information with respect to repurchases made by the Company of its shares of common stock during the fourth quarter of 2024:

Period	Total number of shares purchased (a)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (b)
October 1 - 31, 2024	—	$ —	—	$ 15,009,600
November 1 - 30, 2024	1,853	$ 86.74	—	$ 15,009,600
December 1 - 31, 2024	18,679	$ 76.93	—	$ 15,009,600
Total	20,532	$ 77.82	—	

(a) During the fourth quarter of 2024, all 20,532 shares repurchased related to stock received by the Company for the payment of withholding taxes due on employee share issuances under share-based compensation plans. For additional information, see Note 12 - *Stock-Based Compensation Plans* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

(b) In March 2022, the Board authorized a share repurchase program pursuant to which the Company may, from time to time, purchase up to $250.0 million of its common stock through open-market transactions. During 2022, the Company repurchased $235.0 million of its common stock.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related notes filed as a part of this Annual Report on Form 10-K (Annual Report). This discussion contains forward-looking statements that involve risks, uncertainties, assumptions, and other factors, including those described in Part I, Item 1A. *Risk Factors* and elsewhere in this Annual Report. These factors and others not currently known to us could cause our financial results in 2024 and subsequent fiscal years to differ materially from those expressed in, or implied by, those forward-looking statements. You are cautioned not to place undue reliance on this information which speaks only as of the date of this report. We are not obligated to update this information, whether as a result of new information, future events or otherwise, except as may be required by law.

This section of our Annual Report discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussion of 2022 and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report can be found in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

All references to numbered Notes are to specific Notes to our Consolidated Financial Statements included in this Annual Report and which descriptions are incorporated into the applicable response by reference.

OVERVIEW

Seaport Entertainment Spinoff On July 31, 2024, the spinoff of Seaport Entertainment Group Inc. and its subsidiaries (Seaport Entertainment or SEG) was completed. SEG included Howard Hughes Holdings, Inc.'s (HHH or the Company) entertainment-related assets in New York and Las Vegas, including the Seaport in Lower Manhattan, the Las Vegas Aviators Triple-A Minor League Baseball team and the Las Vegas Ballpark, as well as the Company's ownership stake in Jean-Georges Restaurants and other partnerships, and an interest in and to 80% of the air rights above the Fashion Show Mall in Las Vegas.

Under the terms of the separation, each stockholder who held HHH common stock as of the close of business on July 29, 2024, the record date for the distribution, received one share of SEG common stock for every nine shares of HHH common stock held as of the close of business on such date. SEG common stock began trading on the NYSE American stock exchange on August 1, 2024, under the symbol "SEG".

As the spinoff of SEG represents a strategic shift in the Company's operations, the results of SEG are presented as discontinued operations for all periods throughout this Annual Report. See Note 2 - *Discontinued Operations* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.

Pershing Square Proposals In August 2024, Pershing Square announced its intent to evaluate the possibility of various potential alternatives with respect to its investment in the Company, including a possible transaction in which it (either alone or together with one or more potential co-investors) might acquire all or substantially all of the shares of common stock in the Company not owned by Pershing Square and its affiliates, and in connection therewith take the Company private. Following this announcement, our board of directors formed a committee (Special Committee), composed of independent directors to review any proposal by Pershing Square.

Following the August 2024 announcement, Pershing Square has engaged in additional communications with the Special Committee, including, as previously disclosed, submitting the January 13 Pershing Square Proposal, pursuant to which Pershing Square would acquire additional shares of the Company's common stock in a merger transaction between the Company and a newly formed merger subsidiary of Pershing Square Holdco, L.P., upon the consummation of which Pershing Square would own a majority of the Company's common stock. On February 18, 2025, Pershing Square announced that it had withdrawn the January 13 Pershing Square Proposal and submitted the February 18 Pershing Square Proposal, under which it would purchase from the Company $900 million of the Company's Common Stock for $90 per share. Pershing Square currently beneficially owns approximately 37.4% of the Company's common stock. Should the transaction contemplated by the February 18 Pershing Square Proposal be consummated, Pershing Square's beneficial ownership would increase to 48.0%.

There can be no assurance that the Company will pursue this proposed transaction or any proposed modification thereof that Pershing Square submits, or any other strategic outcome, and HHH does not intend to comment further on this matter unless and until further disclosure is determined to be appropriate or necessary. The Special Committee is currently evaluating these matters to determine the appropriate course of action and process.

General Overview Please refer to Item 1. *Business* for a general discussion of our business strategy, competitive strengths, and a general description of the assets contained in our three business segments and Item 2. *Properties* for details regarding the asset type, size, location, and key metrics about our various properties. Changes for monetary amounts between periods presented are calculated based on the amounts in thousands of dollars stated in our consolidated financial statements and then rounded to the nearest million. Therefore, certain changes may not recalculate based on the amounts rounded to the nearest million.

We are primarily focused on creating stockholder value by increasing our per-share net asset value. Often, the nature of our business results in short-term volatility in our net income due to the timing of Master Planned Communities (MPC) land sales, recognition of condominium revenue, and operating business pre-opening expenses.

2024 Results During 2024, we maintained positive momentum and delivered solid financial results which met or exceeded our 2024 guidance expectations within each of our core businesses. This strong performance is a testament to our premier communities and best-in-class assets, further highlighting the strength of our unique business model.

In our MPCs, we experienced heightened demand and home builder interest for new land parcels. As a result, MPC earnings before taxes (EBT) increased 2% year-over-year, driven by a new full-year record number of residential acres sold and record average price per acre.

In Operating Assets, we delivered another full-year net operating income (NOI) record, outpacing 2023 results by 7%, excluding dispositions. This growth was led by strong leasing velocity at our newest multifamily developments, as well as record NOI at our office properties due to strong lease-up activity and abatement expirations in The Woodlands and Summerlin. In 2024, the Company executed 473,000 square feet of new or expanded office leases, including 323,000 square feet in The Woodlands, 91,000 square feet in Downtown Columbia, and 59,000 square feet in Summerlin.

In Strategic Developments, Ward Village had another strong year, closing all 349 units at Victoria Place and generating $778.6 million of condominium revenues. Presales activity for our under construction condominiums progressed, with 111 condominium units contracted in Hawai'i and Texas in 2024, including 78 units at The Ritz-Carlton Residences, 18 units at Kalae, and 15 units at The Park Ward Village. These projects were 96% pre-sold at year end and represent more than $2.2 billion of future contracted revenue that will be recognized as these projects are completed. We also initiated presales for The Launiu, which contracted 283 units and was 58.4% pre-sold at year end. Construction on The Launiu is expected to begin in 2025.

2025 Outlook Proceeding into 2025, we maintain a positive long-term outlook for our businesses. Across our MPCs, we see strong demand for our unmatched landbank, world-class portfolio of operating assets, and premier condominium developments.

MPC EBT is projected to be strong in 2025 and aided by continued tight supply of existing homes on the market and low inventories of vacant developed lots in our MPCs. As a result, we anticipate solid new home sales in Summerlin, Bridgeland, and The Woodlands Hills and continued strong homebuilder demand for residential land throughout 2025. Residential land sales are expected to occur throughout the year, but the second and third quarters will likely see a higher concentration of superpad sales in Summerlin. Overall, MPC EBT is expected to be up 5% to 10% year-over-year.

Operating Assets NOI, including the contribution from unconsolidated ventures, is projected to benefit from continued growth in multifamily driven by increased occupancy at new multifamily developments. Office is also expected to improve year-over-year due to strong leasing momentum and expiring rent abatements across the portfolio. This improvement will likely be partially offset by lower occupancy at various properties in Downtown Columbia, some tenant turnover in The Woodlands, and initial operating losses from our newest office developments. Retail is expected to see a modest reduction in NOI during 2025, primarily due to non-recurring collections of tenant reserves in Ward Village during 2024 and the impact of some tenant upgrades and turnover in Downtown Summerlin as this property reaches its 10-year anniversary. Overall, Operating Assets NOI is expected to be flat to up 4% year-over-year.

Condominium sales revenues are projected to be approximately $375 million in 2025, and driven entirely by the closing of units at Ulana, which is 100% pre-sold and expected to be completed in the fourth quarter. As Ulana is a workforce housing tower, the Company does not expect to recognize any gross profit from the project. Our next condominium tower, The Park Ward Village, is already 96.7% pre-sold, and is expected to contribute meaningful revenues and gross profit in 2026.

2024 Highlights

Overall
– Net income from continuing operations increased to $285.2 million in 2024, compared to net income of $83.4 million in the prior year. The year-over-year increase was primarily attributed to condominium closings at Victoria Place, the receipt of insurance proceeds following the execution of a settlement agreement related to the construction defect claims at Waiea, and an increase in residential acres sold in Summerlin.
– We continue to maintain a strong liquidity position with $596.1 million of cash and cash equivalents, $317.0 million of undrawn capacity on our Secured Bridgeland Notes, and $1.2 billion of undrawn lender commitment available to be drawn for property development, and limited near-term debt maturities.

Operating Assets
– Operating Assets EBT decreased $1.4 million, with a loss of $28.5 million in 2024, compared to a loss of $27.1 million in the prior year.
– Operating Assets NOI was $245.5 million in 2024, a $14.9 million increase compared to $230.6 million in the prior year.
– Office NOI increased $6.4 million, primarily due to strong leasing activity and abatement expirations at various properties in The Woodlands and Summerlin, most notably at 9950 Woodloch Forest and 1700 Pavilion, partially offset by decreases related to lower occupancy at 1725 Hughes Landing and certain properties in Downtown Columbia, as well as initial operating losses at Meridian in Summerlin.

- Retail NOI increased $4.2 million primarily due to the collection of previously reserved accounts receivable in Ward Village as well as improved occupancy in the ground floor retail at Juniper and Marlow in Downtown Columbia and Kō'ula in Ward Village.
- Multifamily NOI increased $6.0 million primarily due to continued lease-up at our newer properties, Marlow in Downtown Columbia, Starling at Bridgeland, and Tanager Echo in Summerlin, partially offset by winter-weather-related insurance recoveries in 2023.
- In 2024, the Company completed the sale of four non-core ground leases and a medical office building in The Woodlands, and a retail property in Bridgeland for total proceeds of $51.6 million, and a combined gain on sale of $22.9 million.

MPC
- MPC EBT totaled income of $349.1 million in 2024, a $7.7 million increase compared to income of $341.4 million in the prior year.
- The increase in EBT was primarily due to higher superpad land sales and price per acre in Summerlin, partially offset by lower equity earnings at The Summit, lower commercial land sales in Bridgeland, and lower residential and commercial land sales in The Woodlands.

Strategic Developments
- Strategic Developments EBT totaled income of $282.8 million in 2024, a $300.1 million increase compared to a loss of $17.3 million in the prior year.
- The increase in EBT was primarily due to a $203.8 million increase in profits from condominium sales and an $89.8 million increase in other income due to the receipt of insurance proceeds following the execution of a settlement agreement related to the construction defect claims at Waiea in the current year. The increase in profits from condominium sales was the result of closing on all 349 units at Victoria Place during the current year, compared to closing on 31 units at 'A'ali'i and 16 units at Kō'ula during the prior year.
- We began pre-sales at The Ritz-Carlton Residences, The Woodlands in March 2024. As of December 31, 2024, we had pre-sold 78 units, representing 70.3% of available units. Construction began on The Ritz-Carlton Residences in October 2024.
- As of December 31, 2024, 95.5% of the units at our four towers under construction, The Park Ward Village, Ulana Ward Village, Kalae, and The Ritz-Carlton Condominiums, are under contract.
- In 2024, we placed five properties in service, including the second and third phases of Wingspan, a single family build to rent property in Bridgeland; 10285 Lakefront Medical Office, an office property in Columbia; Meridian, an office property in Summerlin; Summerlin Grocery Anchored Center, a retail property in Summerlin; and Village Green at Bridgeland Central, a retail property in Bridgeland. These properties represent 189 multifamily units and approximately 328,000 square feet of retail and office space.
- In 2024, we began construction on four properties, including Kalae, a condominium property in Ward Village; The Ritz-Carlton Condominiums, a condominium property in The Woodlands; One Bridgeland Green, an office property in Bridgeland; and Grogan's Mill Retail, a retail property in The Woodlands. These properties represent 440 condominium units and approximately 96,000 square feet of retail and office space.

Corporate
- Net expenses related to Corporate income, expenses, and other items increased $104.6 million compared to the prior-year period primarily due to a $53.8 million increase in income tax expense and a $48.7 million loss on sale of Municipal Utility District (MUD) receivables.

Capital and Financing Activities
- In 2024, our financing activity included draws on existing mortgages of $417.0 million, new borrowings of $176.5 million (excluding undrawn amounts on new construction loans), refinancings of $168.0 million, and repayments of $454.8 million. In addition, we repaid $192.0 million on the Secured Bridgeland Notes using the proceeds from the sale of MUD receivables. In the fourth quarter of 2024, we expanded the borrowing capacity of these notes from $475.0 million to $600.0 million and extended the maturity to 2029. For additional information, refer to Note 8 - *Mortgages, Notes, and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

RESULTS OF OPERATIONS

Operating Assets

Segment EBT The following table presents segment EBT for Operating Assets for the years ended December 31:

Operating Assets Segment EBT						
thousands		**2024**		**2023**		**$ Change**
Rental revenue	$	**421,641**	$	383,238	$	38,403
Other land, rental, and property revenues		**22,659**		27,016		(4,357)
Total revenues		**444,300**		410,254		34,046
Operating costs		**(138,172)**		(130,125)		(8,047)
Rental property real estate taxes		**(55,915)**		(52,502)		(3,413)
(Provision for) recovery of doubtful accounts		**(504)**		2,762		(3,266)
Total operating expenses		**(194,591)**		(179,865)		(14,726)
Segment operating income (loss)		**249,709**		230,389		19,320
Depreciation and amortization		**(169,040)**		(161,138)		(7,902)
Interest income (expense), net		**(138,207)**		(125,197)		(13,010)
Other income (loss), net		**822**		2,092		(1,270)
Equity in earnings (losses) from unconsolidated ventures		**5,819**		2,968		2,851
Gain (loss) on sale or disposal of real estate and other assets, net		**22,907**		23,926		(1,019)
Gain (loss) on extinguishment of debt		**(465)**		(97)		(368)
Segment EBT	$	**(28,455)**	$	(27,057)	$	(1,398)

Operating Assets segment EBT decreased $1.4 million compared to the prior-year period primarily due to the following:

– Interest expense increased $13.0 million primarily due to increased borrowings on construction loans secured by our operating assets as well as an increase related to the change in fair value of certain derivative instruments.
– Depreciation and amortization increased $7.9 million primarily related to new assets placed in service.
– Rental property real estate taxes increased $3.4 million primarily due to new assets placed in service.
– Gain on sale of real estate decreased $1.0 million as the gain on the sale of Lakeland Village Center at Bridgeland and Creekside Park Medical Plaza, and four non-core ground leases in The Woodlands in 2024 was lower than the combined gain on the sales of two self-storage properties and Memorial Hermann Medical Office in The Woodlands and certain properties in Ward Village in 2023.
– Other land, rental, and property revenues decreased $4.4 million primarily due to higher office lease termination fees in the 2023 than in 2024.

These decreases to EBT were partially offset by the following:

– Rental revenues, net of Operating costs and provision for doubtful accounts increased $27.1 million primarily due to increased leasing activity across our portfolio.
– Equity earnings increased $2.9 million primarily due to the change in value of certain derivative instruments.

Net Operating Income In addition to the required presentations using accounting principles generally accepted in the United States (GAAP), we use certain non-GAAP performance measures, as we believe these measures improve the understanding of our operational results and make comparisons of operating results among peer companies more meaningful. Management continually evaluates the usefulness, relevance, limitations and calculation of our reported non-GAAP performance measures to determine how best to provide relevant information to the public, and thus such reported measures could change.

We define NOI as operating revenues (rental income, tenant recoveries, and other revenue) less operating expenses (real estate taxes, repairs and maintenance, marketing, and other property expenses). NOI excludes straight-line rents and amortization of tenant incentives, net; interest expense, net; ground rent amortization; demolition costs; other income (loss); depreciation and amortization; development-related marketing costs; gain on sale or disposal of real estate and other assets, net; loss on extinguishment of debt; provision for impairment; and equity in earnings from unconsolidated ventures.

We believe that NOI is a useful supplemental measure of the performance of our Operating Assets segment because it provides a performance measure that reflects the revenues and expenses directly associated with owning and operating real estate properties. We use NOI to evaluate our operating performance on a property-by-property basis because NOI allows us to evaluate the impact that property-specific factors such as rental and occupancy rates, tenant mix, and operating costs have on our operating results, gross margins, and investment returns.

A reconciliation of Operating Assets segment EBT to Operating Assets NOI is presented in the table below.

Operating Assets NOI						
thousands		**2024**		**2023**		**$ Change**
Total Operating Assets segment EBT	$	**(28,455)**	$	(27,057)	$	(1,398)
Add back:						
Depreciation and amortization		**169,040**		161,138		7,902
Interest (income) expense, net		**138,207**		125,197		13,010
Equity in (earnings) losses from unconsolidated ventures		**(5,819)**		(2,968)		(2,851)
(Gain) loss on sale or disposal of real estate and other assets, net		**(22,907)**		(23,926)		1,019
(Gain) loss on extinguishment of debt		**465**		97		368
Impact of straight-line rent		**(4,770)**		(2,256)		(2,514)
Other		**(306)**		337		(643)
Operating Assets NOI	$	**245,455**	$	230,562	$	14,893

The below table presents Operating Assets NOI by property type:

Operating Assets NOI by Property Type						
thousands		**2024**		**2023**		**$ Change**
Office	$	**124,594**	$	118,165	$	6,429
Retail		**54,163**		49,981		4,182
Multifamily		**58,827**		52,831		5,996
Other		**6,153**		7,411		(1,258)
Redevelopments (a)		**—**		(189)		189
Dispositions (a)		**1,718**		2,363		(645)
Operating Assets NOI	$	**245,455**	$	230,562	$	14,893

(a) Properties that were transferred to our Strategic Developments segment for redevelopment and properties that were sold are shown separately for all periods presented.

Operating Assets NOI increased $14.9 million compared to the prior-year period primarily due to the following:
– Office NOI increased $6.4 million primarily due to strong leasing activity and abatement expirations at various properties in The Woodlands and Summerlin, most notably at 9950 Woodloch Forest and 1700 Pavilion, partially offset by decreases related to lower occupancy at 1725 Hughes Landing and certain properties in Downtown Columbia, as well as initial operating losses at Meridian in Summerlin.
– Retail NOI increased $4.2 million primarily due to the collection of previously reserved accounts receivable in Ward Village as well as improved occupancy in the ground floor retail at Juniper and Marlow in Downtown Columbia and Kō'ula in Ward Village.
– Multifamily NOI increased $6.0 million primarily due to continued lease-up at our newer properties, Marlow in Downtown Columbia, Starling at Bridgeland, and Tanager Echo in Summerlin, partially offset by winter-weather-related insurance recoveries in 2023.

Master Planned Communities

Segment EBT The following table presents segment EBT for MPC for the years ended December 31:

MPC Segment EBT						
thousands		**2024**		**2023**		**$ Change**
Master Planned Community land sales (a)	$	**453,195**	$	370,185	$	83,010
Other land, rental, and property revenues		**17,707**		17,278		429
Builder price participation (b)		**52,023**		60,989		(8,966)
Total revenues		**522,925**		448,452		74,473
Master Planned Communities cost of sales		**(169,191)**		(140,050)		(29,141)
Operating costs		**(52,736)**		(53,420)		684
Total operating expenses		**(221,927)**		(193,470)		(28,457)
Segment operating income (loss)		**300,998**		254,982		46,016
Depreciation and amortization		**(438)**		(418)		(20)
Interest income (expense), net		**60,473**		64,291		(3,818)
Other income (loss), net		**—**		(102)		102
Equity in earnings (losses) from unconsolidated ventures		**(11,899)**		22,666		(34,565)
Segment EBT	$	**349,134**	$	341,419	$	7,715

(a) MPC land sales include deferred revenue from land sales closed in a previous period that met criteria for recognition in the current period and excludes amounts deferred from current period land sales that do not yet meet the recognition criteria.

(b) Builder price participation revenue is earned when a developer that acquired land from us develops and sells a home to an end user at a price higher than a predetermined breakpoint. The excess over the breakpoint is shared between us and the developer at the time of closing on the sale of the home based on a previously agreed-upon percentage. This revenue fluctuates based upon the number and the prices of homes closed that qualify for builder price participation payments.

The following table presents MPC segment EBT by MPC for the years ended December 31:

MPC Segment EBT by MPC						
thousands		**2024**		**2023**		**$ Change**
Bridgeland	$	**77,611**	$	101,835	$	(24,224)
Summerlin		**260,924**		227,409		33,515
Teravalis (a)		**3,596**		(3,777)		7,373
The Woodlands		**(8,863)**		4,036		(12,899)
The Woodlands Hills		**15,866**		11,916		3,950
Segment EBT	$	**349,134**	$	341,419	$	7,715
Floreo (b)	$	**9,816**	$	(4,150)	$	13,966

(a) As of December 31, 2024, the Company owned an 88.0% interest in and consolidates Teravalis. For additional detail, refer to Note 1 - *Presentation of Financial Statements and Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

(b) These amounts represent 100% of Floreo EBT. As of December 31, 2024, the Company owned a 50% interest in Floreo. Refer to Note 3 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for a description of the joint venture and further discussion.

MPC segment EBT increased $7.7 million compared to the prior-year period primarily due to higher superpad land sales and price per acre in Summerlin, partially offset by lower equity earnings, primarily related to The Summit, lower commercial land sales at Bridgeland, and no residential or commercial land sales in The Woodlands.

Summerlin EBT increased $33.5 million compared to the prior year.
– MPC sales, net of MPC cost of sales increased $81.7 million primarily due to the following activity:
  – increase in superpad acres sold, with 216.5 acres sold at an average price of $1.3 million per acre in 2024, compared to 169.2 acres sold at an average price of $1.3 million per acre in 2023
  – increase in custom lots sold, with six lots totaling 3.8 acres sold at an average price of $6.0 million per acre in 2024, compared to one lot totaling 0.7 acres sold at a price of $2.9 million per acre in 2023
  – increase due to $14.7 million more revenue recognized out of deferred revenue in 2024, compared to 2023
  – increase due to $4.1 million in Special Improvement District (SID) bond assumptions resulting from an increase in superpad sales in 2024, compared to 2023
– Increase of $4.1 million primarily due to higher capitalized interest inclusive of derivatives. For additional detail, refer to Note 10 - *Derivative Instruments and Hedging Activities* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.
– Equity earnings at The Summit decreased $41.6 million. Land and clubhouse unit sales decreased in 2024, compared to 2023, due to low remaining inventory.
– Builder price participation decreased $9.1 million as fewer homes were closed with sales prices over the predetermined breakpoint necessary for participation revenue in 2024. This decrease was expected as several neighborhoods were completed in the first half of the year, and new neighborhoods were not launched until later in the year, resulting in lower available home inventory.

Teravalis EBT increased $7.4 million compared to the prior year.
– Equity earnings at Floreo increased $7.0 million primarily related to the closings of Floreo land sales in 2024 compared to no land sales in 2023. Our Floreo joint venture sold a total of 115.4 residential acres at an average price of $777,000 per acre in 2024.

The Woodlands Hills EBT increased $4.0 million compared to the prior year.
– MPC sales, net of MPC cost of sales increased $3.4 million primarily due to the following activity:
  – increase in residential acres sold, with 47.0 acres sold at an average price of $458,000 per acre in 2024, compared to 44.7 acres sold at an average price of $427,000 per acre in 2023

Bridgeland EBT decreased $24.2 million compared to the prior year.
– MPC sales, net of MPC cost of sales decreased $15.9 million primarily due to the following activity:
  – decrease in commercial acres sold partially offset by an increase in price per acre, with 13.5 acres sold at an average price of $369,000 per acre in 2024, compared to 123.5 acres sold at an average price of $247,000 per acre in 2023
  – decrease due to $2.7 million less recognition of deferred revenue net of associated deferred costs in 2024, compared to 2023
  – increase in residential acres sold, with 178.1 acres sold at an average price of $591,000 per acre in 2024, compared to 151.0 acres sold at an average price of $564,000 per acre in 2023
– Decrease of $9.4 million primarily due increased interest expense as a result of a higher debt balance, higher variable interest rates as a result of a derivative termination in the third quarter of 2023, and amortization of the liability related to the 2024 sale of future MUD receivables, partially offset by an increase in capitalized interest.

The Woodlands EBT decreased $12.9 million compared to the prior year.
– MPC sales, net of MPC cost of sales decreased $15.4 million primarily due to the following activity.
  – decrease in residential acres sold, with no acres sold in 2024, compared to 9.8 acres sold in Aria Isle, an exclusive gated community, at an average price of $2.5 million per acre in 2023. The decrease in acres sold was expected as there are no remaining lots to be sold at Aria Isle.
  – decrease in commercial acres sold, with no acres sold in 2024, compared to 8.4 acres sold at an average price of $646,000 per acre in 2023
– Other land, rental, and property revenues increased $1.3 million driven by a fee received due to a change in use of previously sold commercial land.

MPC Equity Investments

The Summit

The Summit, our joint venture with Discovery Land Company, offers a mix of custom lots, single-family homes, and clubhouse suites in our Summerlin MPC. The original 555-acre community (Phase I) is nearing completion and expected to consist of approximately 245 homes and 32 condominiums. In 2022, the Company contributed an additional 54 acres (Phase II) to The Summit adjacent to the existing Summit community to develop approximately 28 custom home sites. We recognized equity losses of $16.8 million and received cash distributions of $4.9 million in 2024, compared to equity earnings of $24.8 million and cash distributions of $15.1 million in 2023.

Floreo

Land development is currently underway at Floreo, our joint venture with Trillium Development Holding Company, LLC. The first land sales closed in the first quarter of 2024, with the joint venture selling a total of 115.4 residential acres at an average price of $777,000 per acre in 2024.

For additional detail, refer to Note 3 - *Investments in Unconsolidated Ventures* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

Master Planned Communities Land Sales The following table presents the detail of MPC land sales recognized for the years ended December 31, 2024 and 2023. Total net recognized (deferred) revenue includes revenues recognized in the current period which are related to sales closed in prior periods, offset by revenues deferred on sales closed in the current period.

thousands		2024		2023
Total residential land sales closed	$	441,044	$	354,263
Total commercial land sales closed		4,984		35,960
Net recognized (deferred) revenue:				
Bridgeland		6,491		10,467
The Woodlands		517		(782)
The Woodlands Hills		30		22
Summerlin		(18,140)		(44,174)
Total net recognized (deferred) revenue		(11,102)		(34,467)
Special Improvement District revenue		18,269		14,429
Master Planned Community land sales	$	453,195	$	370,185

Residential and Commercial Land Sales Closed The following tables detail our residential and commercial land sales closed for the years ended December 31:

thousands, except acres sold	Summary of MPC Land Sales Closed					
	Land Sales		Acres Sold		Average Price Per Acre	
	2024	2023	2024	2023	2024	2023
Residential Land Sales Closed						
Bridgeland						
Single family	$ 105,296	$ 85,156	178.1	151.0	$ 591	$ 564
Summerlin						
Superpad sites	291,230	223,583	216.5	169.2	1,345	1,321
Custom lots	22,982	2,000	3.8	0.7	6,048	2,857
The Woodlands						
Single family	—	24,421	—	9.8	—	2,492
The Woodlands Hills						
Single family	21,536	19,103	47.0	44.7	458	427
Total residential land sales closed (a)	$ 441,044	$ 354,263	445.4	375.4	$ 990	$ 944
Commercial Land Sales Closed						
Bridgeland	$ 4,984	$ 30,536	13.5	123.5	$ 369	$ 247
The Woodlands	—	5,424	—	8.4	—	646
Total commercial land sales closed (a)	$ 4,984	$ 35,960	13.5	131.9	$ 369	$ 273

(a) Excludes revenues recognized in the current period which are related to sales closed in prior periods and includes revenues deferred on sales closed in the current period. Please see the summary of MPC land sales table above which reconciles total residential and commercial land sales closed to MPC land sales revenue recognized for the years ended December 31, 2024 and 2023.

Although our business does not involve the sale or resale of homes, we believe that net new home sales are an important indicator of future demand for our superpad sites and finished lots. Therefore, we use this statistic where relevant in our discussion of MPC operating results herein. Net new home sales reflect home sales made by homebuilders, less cancellations. Cancellations generally occur when a homebuyer signs a contract to purchase a home but later fails to qualify for a home mortgage or is unable to provide an adequate down payment to complete the home sale.

thousands except percentages	Net New Home Sales			Median Home Sales Price		
	2024	2023	% Change	2024	2023	% Change
Bridgeland	938	985	(4.8)%	$ 465	$ 477	(2.5)%
Summerlin	1,038	1,071	(3.1)%	692	696	(0.6)%
The Woodlands (a)	9	5	80.0 %	2,249	1,565	43.7 %
The Woodlands Hills	249	228	9.2 %	419	478	(12.3)%
Total	2,234	2,289	(2.4)%			

(a) New home sales in The Woodlands are not expected to be significant as residential land development is nearing completion.

MPC Net Contribution MPC Net Contribution is a non-GAAP financial measure derived from EBT, adjusted for certain items as discussed below. Management uses this measure because it captures current period performance through the velocity of sales, as well as current period development expenditures based upon demand at our MPCs, which varies depending upon the stage of the MPC's development lifecycle, and the overall economic environment. MPC Net Contribution is defined as MPC segment EBT, plus MPC cost of sales, Depreciation and amortization, and net collections from MUD and SID bonds receivables, reduced by MPC development expenditures, land acquisitions, and Equity in earnings from unconsolidated ventures, net of distributions. MPC Net Contribution is not a GAAP-based operational metric and should not be used to measure operating performance of the MPC assets as a substitute for GAAP measures of such performance nor should it be used as a comparison metric with other comparable businesses.

Below is a reconciliation of segment EBT to MPC Net Contribution for the years ended December 31:

thousands	2024	2023	$ Change
MPC segment EBT	$ 349,134	$ 341,419	$ 7,715
Plus:			
Master Planned Communities cost of sales	169,191	140,050	29,141
Depreciation and amortization	438	418	20
MUD and SID bonds collections, net (a)	107,031	136,409	(29,378)
Proceeds from sale of MUD receivables	176,680	—	176,680
Distributions from unconsolidated ventures	4,896	15,050	(10,154)
Less:			
MPC development expenditures	(427,979)	(403,633)	(24,346)
Equity in (earnings) losses from unconsolidated ventures	11,899	(22,666)	34,565
MPC Net Contribution	$ 391,290	$ 207,047	$ 184,243

(a) SID collections are shown net of SID transfers to buyers in the respective periods.

MPC Net Contribution increased $184.2 million for the year ended December 31, 2024, primarily due to proceeds from the sale of MUD receivables and higher MPC land sales, partially offset by higher SID transfers to buyers, an increase in MPC development expenditures, and a decrease in distributions from unconsolidated ventures.

MPC Land Inventory The following table summarizes MPC land inventory activity:

thousands	Bridgeland	Columbia (a)	Summerlin	Teravalis	The Woodlands	The Woodlands Hills	Total MPC
Balance December 31, 2022	$ 538,924	$ 16,625	$1,014,511	$ 544,546	$ 185,356	$ 111,564	$2,411,526
Development expenditures (b)	222,268	—	144,041	225	4,514	32,585	403,633
MPC Cost of sales	(40,533)	—	(77,068)	—	(13,289)	(9,160)	(140,050)
MUD reimbursable costs (c)	(172,120)	—	—	—	(1,200)	(25,688)	(199,008)
Transfer to Strategic Development and Operating Assets Segments	(4,530)	(16,625)	(4,073)	—	(3,226)	—	(28,454)
Other	(10,978)	—	2,516	53	497	5,938	(1,974)
Balance December 31, 2023	533,031	—	1,079,927	544,824	172,652	115,239	2,445,673
Development expenditures (b)	204,542	—	186,163	573	5,853	30,848	427,979
MPC Cost of sales	(47,056)	—	(113,844)	—	(117)	(8,174)	(169,191)
MUD reimbursable costs (c)	(178,701)	—	—	—	(877)	(20,087)	(199,665)
Transfer to Strategic Development and Operating Assets Segments	(1,218)	—	—	—	11,399	—	10,181
Other	(1,367)	—	1,491	(16)	583	(4,006)	(3,315)
Balance December 31, 2024	$ 509,231	$ —	$1,153,737	$ 545,381	$ 189,493	$ 113,820	$2,511,662

(a) Columbia MPC land development is complete and the sale of remaining land or development of additional commercial assets will occur as the market dictates. As such, the remaining Columbia land was transferred to the Strategic Developments segment in the first quarter of 2023.
(b) Development expenditures are inclusive of capitalized interest and property taxes.
(c) MUD reimbursable costs represent land development expenditures transferred to MUD Receivables.

Strategic Developments

Our Strategic Developments assets generally require substantial future development to maximize their value. Other than our condominium properties, most of the properties and projects in this segment do not generate revenues. Our expenses relating to these assets are primarily related to costs associated with constructing the assets, selling condominiums, carrying costs including, but not limited to, property taxes and insurance and other ongoing costs relating to maintaining the assets in their current condition. If we decide to redevelop or develop a Strategic Developments asset, we expect that with the exception of the residential portion of our condominium projects, upon completion of development, the asset would likely be reclassified to Operating Assets when the asset is placed in service and NOI would become a meaningful measure of its operating performance. All development costs discussed herein are exclusive of land costs.

Segment EBT The following table presents segment EBT for Strategic Developments for the years ended December 31:

Strategic Developments Segment EBT						
thousands		**2024**		**2023**		**$ Change**
Condominium rights and unit sales	$	**778,616**	$	47,707	$	730,909
Rental revenue		**459**		379		80
Other land, rental, and property revenues		**4,321**		1,901		2,420
Total revenues		**783,396**		49,987		733,409
Condominium rights and unit cost of sales		**(582,574)**		(55,417)		(527,157)
Operating costs		**(17,670)**		(21,908)		4,238
Real estate taxes		**(2,480)**		(3,147)		667
Total operating expenses		**(602,724)**		(80,472)		(522,252)
Segment operating income (loss)		**180,672**		(30,485)		211,157
Depreciation and amortization		**(7,255)**		(3,963)		(3,292)
Interest income (expense), net		**18,603**		16,074		2,529
Other income (loss), net		**90,534**		690		89,844
Equity in earnings (losses) from unconsolidated ventures		**251**		142		109
Gain (loss) on sale or disposal of real estate and other assets, net		**—**		236		(236)
Segment EBT	$	**282,805**	$	(17,306)	$	300,111

Strategic Developments segment EBT increased $300.1 million compared to the prior-year period primarily due to the following:

– Condominium sales, net of cost of sales increased $203.8 million, primarily due to the timing of condominium closings. We closed on all 349 units at Victoria Place during 2024, compared to 31 units at 'A'ali'i and 16 units at Kō'ula during 2023.

– Other income includes an increase of $89.8 million due to the receipt of insurance proceeds following the execution of a settlement agreement related to the construction defect claims at Waiea in the current period. Refer to Note 11 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.

Strategic Developments Projects The following describes the status of our major construction projects as of December 31, 2024. These properties will be transferred to the Operating Assets segment upon completion of construction, unless otherwise noted below.

Bridgeland

One Bridgeland Green This will be a 49,501-square-foot office property. Total development costs are expected to be approximately $35.4 million. We began construction in the second quarter of 2024, and anticipate project completion in the second quarter of 2025. We expect this property to reach projected annual stabilized NOI of $1.8 million by 2028.

The Woodlands

Grogan's Mill Retail This will be a 38,378-square-foot retail property. Total development costs are expected to be approximately $8.6 million. We began construction in the third quarter of 2024, and anticipate project completion in the second quarter of 2025. We expect this property to reach projected annual stabilized NOI of $0.9 million by 2028.

Grogan's Mill Library and Community Center This will be a 53,863-square-foot property, and is being developed in connection with a land swap agreement entered into with Montgomery County, Texas. Upon completion of construction, the Company will transfer the Grogan's Mill Library and Community Center to Montgomery County in exchange for land parcels elsewhere in The Woodlands. As such, projected annual stabilized NOI is not applicable for this project. We began construction in the third quarter of 2024, and anticipate project completion in the second quarter of 2025.

1 Riva Row This will be a 268-unit multifamily property and will consist of studio, one-, two-, and three-bedroom units. Total development costs are expected to be approximately $156.0 million, which will be partially financed by a $93.3 million construction loan. We began construction in the third quarter of 2023, and anticipate project completion in the fourth quarter of 2025. We expect this property to reach projected annual stabilized NOI of $9.9 million by 2028.

Condominiums Condominium revenue is recognized when construction of the condominium tower is complete and unit sales close, leading to potentially significant variability in revenue recognized between periods.

For all Ward Village condominium units, sales contracts are subject to a 30-day rescission period. The buyers are required to make an initial deposit at signing and an additional deposit 30 days later at which point their total deposit becomes non-refundable. Buyers are then required to make a final deposit within approximately 90 days of our receipt of their second deposit. Buyers are required to deposit the remainder of the sales price on a predetermined pre-closing date. Contracted units disclosed below represent sales that are past the 30-day rescission period.

For The Woodlands condominium units, sales contracts are subject to a 6-day rescission period. The buyers are required to make an initial deposit at signing and a final deposit 60 days later at which point their total deposit becomes non-refundable. Buyers are required to deposit the remainder of the sales price on a predetermined pre-closing date. Contracted units disclosed below represent sales that are past the 6-day rescission period.

Completed Condominiums

Ward Village As of December 31, 2024, our seven completed condominiums, Ae`o, Ke Kilohana, Anaha, Waiea, 'A'ali'i, Kō'ula, and Victoria Place, are completely sold.

Condominiums Under Construction

Ward Village As of December 31, 2024, 97.3% of the units at our three towers under construction, The Park Ward Village, Ulana Ward Village, and Kalae, are under contract.

We broke ground on The Park Ward Village in October 2022 and expect to complete construction in 2026. The Park Ward Village will consist of 545 studio, one-, two-, and three-bedroom residences. As of December 31, 2024, we have entered into contracts for 527 units, representing 96.7% of total units.

We broke ground on Ulana Ward Village in January 2023 and expect to complete construction in 2025. Ulana Ward Village, which is 100% presold, will consist of 696 studio, one-, two-, and three-bedroom units. All units are designated as workforce housing units and are being offered to local residents who meet certain maximum income and net worth requirements.

We broke ground on Kalae in June 2024 and expect to complete construction in 2027. Kalae will consist of 329 one-, two-, and three-bedroom residences. As of December 31, 2024, we have entered into contracts for 305 units, representing 92.7% of total units.

The Woodlands We launched public presales of our first condominium project in The Woodlands in March 2024. The Ritz-Carlton Residences, The Woodlands will consist of 111 one-, two-, three-, and four-bedroom residences. The development sits on the last available large-scale residential site on Lake Woodlands, spanning roughly eight acres across approximately 1,200 feet of premier lakefront shoreline. As of December 31, 2024, we have entered into contracts for 78 units, representing 70.3% of total units. We broke ground on The Ritz-Carlton Residences in October 2024.

Predevelopment Condominiums

Ward Village We launched public presales for The Launiu in February 2024. The Launiu will consist of 485 studio, one-, two-, and three-bedroom residences. As of December 31, 2024, we have entered into contracts for 283 units, representing 58.4% of total units.

The following provides further detail for all condominium projects as of December 31, 2024:

	Location	Units Closed	Units Under Contract	Total Units	Total % of Units Closed or Under Contract	Completion Date
Completed						
Waiea (a)	Honolulu, HI	177	—	177	100.0 %	Q4 2016
Anaha (a)	Honolulu, HI	317	—	317	100.0 %	Q4 2017
Ae`o (a)	Honolulu, HI	465	—	465	100.0 %	Q4 2018
Ke Kilohana (a)	Honolulu, HI	423	—	423	100.0 %	Q2 2019
'A'ali'i (a)	Honolulu, HI	750	—	750	100.0 %	Q4 2021
Kō'ula (b)	Honolulu, HI	565	—	565	100.0 %	Q3 2022
Victoria Place	Honolulu, HI	349	—	349	100.0 %	Q4 2024
Under construction						
Ulana Ward Village (c)	Honolulu, HI	—	696	696	100.0 %	2025
The Park Ward Village (d)	Honolulu, HI	—	527	545	96.7 %	2026
Kalae (e)	Honolulu, HI	—	305	329	92.7 %	2027
The Ritz-Carlton Residences (f)	The Woodlands, TX	—	78	111	70.3 %	2027
Predevelopment						
The Launiu (g)	Honolulu, HI	—	283	485	58.4 %	2028

(a) The retail portions of these projects are 100% leased and have been placed in service.
(b) The retail portion of this project has been placed in service and is 56% leased.
(c) Ulana Ward Village will include approximately 32,100 square feet of retail space.
(d) The Park Ward Village will include approximately 26,800 square feet of retail space.
(e) Kalae will include approximately 2,000 square feet of retail space.
(f) The Ritz-Carlton Residences will include approximately 5,800 square feet of retail space.
(g) The Launiu will include approximately 10,000 square feet of retail space.

Corporate Income, Expenses, and Other Items

The following table contains certain corporate-related and other items not related to segment activities and that are not otherwise included within the segment analyses. Variances related to income and expenses included in NOI or EBT are explained within the previous segment discussions. Significant variances for consolidated items not included in NOI or EBT are described below for the years ended December 31:

thousands	2024	2023	$ Change
Corporate income	$ 68	$ 60	$ 8
General and administrative	(91,752)	(86,671)	(5,081)
Gain (loss) on sale of MUD receivables	(48,651)	—	(48,651)
Corporate interest expense, net	(80,446)	(87,243)	6,797
Corporate other income (loss), net	764	3,143	(2,379)
Corporate depreciation and amortization	(3,066)	(3,215)	149
Other	(15,002)	(13,302)	(1,700)
Income tax (expense) benefit	(80,184)	(26,418)	(53,766)
Total Corporate income, expenses, and other items	$ (318,269)	$ (213,646)	$ (104,623)

Corporate income, expenses, and other items was unfavorably impacted compared to the prior year by the following:
– Income tax expense increased $53.8 million primarily due to an increase in Income before income taxes as well as a net increase in expense related to the revaluation of deferred tax assets and liabilities as a result of the spinoff of Seaport Entertainment Group Inc. These increases were offset by a partial release of valuation allowances on the Company's deferred tax assets including a state net operating loss carryover as a result of the spinoff. Refer to Note 13 - *Income Taxes* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.
– Loss on sale of MUD receivables of $48.7 million was recognized in 2024. Refer to Note 1 - *Presentation of Financial Statements and Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.

Corporate income, expenses, and other items was favorably impacted compared to the prior-year period by the following:
– Corporate interest expense, net decreased $6.8 million primarily due to the termination of a derivative instrument in the third quarter of 2023. Refer to Note 10 - *Derivative Instruments and Hedging Activities* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information.

Income Taxes

thousands except percentages	2024	2023
Income tax expense (benefit)	$ 80,184	$ 26,418
Income (loss) before income taxes	$ 365,399	$ 109,828
Effective tax rate	21.9 %	24.1 %

The Company's effective tax rate is typically impacted by non-deductible executive compensation and other permanent differences as well as state income taxes, which cause the Company's effective tax rate to deviate from the federal statutory rate.

The Company's effective tax rate for the year ended December 31, 2024, was 21.9% compared to 24.1% for the year ended December 31, 2023. The decrease was primarily due a partial release of valuation allowances on the Company's deferred tax assets including a state net operating loss carryover as a result of the spinoff of Seaport Entertainment Group Inc. as well as a decrease in non-deductible executive compensation, partially offset by a net increase in expense related to the revaluation of deferred tax assets and liabilities as a result of the spinoff.

For additional information on income taxes, see Note 13 - *Income Taxes* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

We continue to maintain a strong balance sheet and ensure we maintain the financial flexibility and liquidity necessary to fund future growth. As of December 31, 2024, we had $596.1 million of cash and cash equivalents, $317.0 million of undrawn capacity on our Secured Bridgeland Notes, and $1.2 billion of undrawn lender commitments available to be drawn for property development, subject to certain restrictions.

In 2024, we drew $417.0 million on existing mortgage loans, entered into new borrowings of $176.5 million (excluding undrawn amounts on new construction loans), refinanced $168.0 million of existing indebtedness, and made repayments of $454.8 million. In addition, we repaid $192.0 million on the Secured Bridgeland Notes using the proceeds from the sale of MUD receivables. In the fourth quarter of 2024, we expanded the borrowing capacity of these notes from $475.0 million to $600.0 million and extended the maturity to 2029.

Cash Flows

	Year Ended December 31,	
thousands	2024	2023
Cash provided by (used in) operating activities of continuing operations	$ 447,751	$ (215,154)
Cash provided by (used in) investing activities of continuing operations	(430,705)	(345,665)
Cash provided by (used in) financing activities of continuing operations	(27,754)	537,809
Net cash provided by (used in) discontinued operations	(43,846)	(22,870)

Operating Activities Each segment's relative contribution to our cash flows from operating activities will likely vary significantly from year to year given the changing nature of our development focus. Other than our condominium properties, most of the properties and projects in our Strategic Developments segment do not generate revenues, and the cash flows and earnings may vary. Condominium deposits received from contracted units offset by other various cash uses related to condominium development and sales activities are a substantial portion of our operating activities in 2024. Operating cash continued to be utilized in 2024 to fund ongoing development expenditures in our Strategic Developments and MPC segments, consistent with prior years.

The cash flows and earnings from the MPC business may fluctuate more than from our operating assets because the MPC business generates revenues from land sales rather than recurring contractual revenues from operating leases. MPC land sales are a substantial portion of our cash flows from operating activities and are partially offset by development costs associated with the land sales business and acquisitions of land that is intended to ultimately be developed and sold.

Net cash provided by operating activities of continuing operations was $447.8 million in 2024 and net cash used in operating activities of continuing operations was $215.2 million in 2023. The change in operating activities of $662.9 million was primarily due to an increase of $414.1 million in cash provided by condominium towers, primarily due to the closing of condominium units at Victoria Place in 2024; an increase of $176.7 million related to proceeds from the sale of MUD receivables in 2024; an increase of $90.0 million related to insurance proceeds received in 2024 for settlement of the construction defect claims at Waiea; an increase of approximately $66.0 million in cash provided by MPC operations, primarily related to increased MPC land sales; and an increase of $39.2 million in net cash provided related to the return of lender holdback deposits in the current year, compared to the payment of lender holdback deposits in the prior year. These changes were partially offset by a $58.4 million increase in interest payments; a $31.6 million decrease in MUD receivable collections; and a $24.3 million increase in MPC development expenditures.

Investing Activities Net cash used in investing activities of continuing operations was $430.7 million in 2024 and net cash used in investing activities was $345.7 million in 2023. The $85.0 million increase in cash used in investing activities was primarily due to a $54.3 million increase in net parent investment in discontinued operations; a $21.9 million increase in cash used for property development and redevelopment expenditures; and a $12.6 million increase in cash used for acquisitions, primarily related to the acquisition of Waterway Plaza II in 2024, compared to the acquisition of Grogan's Mill Village Center in 2023. These changes were partially offset by an $8.9 million increase in proceeds from asset sales, primarily related to the sale of a retail property in Bridgeland as well as a medical office building and four ground leases in The Woodlands in 2024, compared the sale of two self-storage properties and a medical office building in The Woodlands and certain properties in Ward Village in 2023.

Financing Activities Net cash used in financing activities of continuing operations was $27.8 million in 2024 and net cash provided by financing activities was $537.8 million in 2023. The change in financing activities of $565.6 million was primarily due to a $659.9 million increase in cash used related to principal payments on mortgages, notes, and loans payable, primarily related to the payoff of the Victoria Place construction loan upon completion of the tower and pay down of the Secured Bridgeland Notes. This activity was partially offset by an $84.0 million increase in proceeds from mortgages, notes, and loans payable.

Short- and Long-Term Liquidity

Short-Term Liquidity In the next 12 months, we expect our primary sources of cash to include cash flow from MPC land sales and condominium closings, cash generated from our operating assets, first mortgage financings secured by our assets, and deposits from condominium sales (which are restricted to funding construction of the related developments). We expect our primary uses of cash to include condominium pre-development and development costs, debt principal payments and debt service costs, MPC land development costs, other strategic developments costs, and general operating costs. We believe that our sources of cash, including existing cash on hand, will provide sufficient liquidity to meet our existing obligations and anticipated ordinary course operating expenses for at least the next 12 months.

Long-Term Liquidity The development and redevelopment opportunities in Strategic Developments and Operating Assets are capital intensive and will require significant additional funding, if and when pursued. Any additional funding beyond those sources listed above would be raised with a mix of construction, bridge, and long-term financings, by entering into joint venture arrangements, as well as future equity raises.

We cannot provide assurance that financing arrangements for our properties will be on favorable terms or occur at all, which could have a negative impact on our liquidity and capital resources. In addition, we typically must provide completion guarantees to lenders in connection with their financing for our projects.

Summary of Remaining Development Costs The following table summarizes remaining development costs and related debt for projects held in the Operating Assets and Strategic Developments segments as of December 31, 2024. Total cost remaining to be paid net of debt and buyer deposits consists of $37.0 million related to substantially completed projects, $125.6 million related to projects with estimated completion dates within the next 12 months, and $74.6 million related to projects with estimated completion dates in 2026 and 2027.

Projects that are substantially complete and have been placed into service in the Operating Assets segment and completed condominium projects in the Strategic Developments segment are included in the following table if the project has more than $1.0 million of estimated costs remaining to be incurred. The remaining cost related to substantially completed projects primarily represent costs associated with the completion of common areas at our completed condominium towers and budgeted tenant allowances necessary to bring our completed operating assets to stabilized occupancy.

We expect to be able to meet our cash funding requirements with a combination of existing and anticipated construction loans, condominium buyer deposits, cash flow from our Operating Assets and MPC segments, net proceeds from condominium sales, and our existing cash balances.

thousands	Estimated Remaining to be Spent		Remaining Buyer Deposits/ Holdback to be Drawn	Debt to be Drawn (a)		Costs Remaining to be Paid, Net of Debt and Buyer Deposits/ Holdbacks to be Drawn (b)
Operating Assets						
Columbia	$	25,966	$ —	$	20,879	$ 5,087
The Woodlands		7,369	—		7,746	(377)
Summerlin		41,130	—		37,780	3,350
Total Operating Assets		74,465	—		66,405	8,060
Strategic Developments						
The Woodlands		425,678	—		276,902	148,776
Bridgeland		21,223	—		—	21,223
Ward Village		998,089	151,261		787,679	59,149
Total Strategic Developments		1,444,990	151,261		1,064,581	229,148
Total	$	1,519,455	$ 151,261	$	1,130,986	$ 237,208

(a) Refer to Note 8 - *Mortgages, Notes, and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information on debt.

(b) Negative balance relates to costs paid by HHH, but not yet reimbursed by our lenders. We expect to receive funds from our lenders for these costs in the future.

Contractual Cash Obligations and Commitments The following table aggregates our contractual cash obligations and commitments as of December 31, 2024:

thousands	2025	2026	2027	2028	2029	Thereafter	Total
Mortgages, notes, and loans payable	$421,202	$509,097	$415,717	$ 838,680	$1,270,240	$1,713,501	$5,168,437
Interest payments (a)	272,263	229,822	198,285	164,000	99,822	223,887	1,188,079
Ground lease commitments	300	300	300	300	300	5,900	7,400
Total	$693,765	$739,219	$614,302	$1,002,980	$1,370,362	$1,943,288	$6,363,916

(a) Interest is based on the borrowings that are presently outstanding and current floating interest rates.

Debt As of December 31, 2024, the Company had $5.1 billion of outstanding debt and $1.2 billion of undrawn lender commitment available to be drawn for property development, subject to certain restrictions. Refer to Note 8 - *Mortgages, Notes, and Loans Payable, Net* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional detail. Our proportionate share of the debt of our unconsolidated ventures totaled $175.6 million as of December 31, 2024. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo. See Note 11 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information related to the Company's collateral maintenance obligation.

Debt Compliance As of December 31, 2024, the Company was in compliance with all property-level debt covenants with the exception of five property-level debt instruments. As a result, the excess net cash flow after debt service from the underlying properties became restricted. While the restricted cash could not be used for general corporate purposes, it could be used to fund operations of the underlying assets and did not have a material impact on the Company's liquidity or its ability to operate these assets.

Net Debt The following table summarizes our net debt on a segment basis as of December 31, 2024. Net debt is defined as Mortgages, notes, and loans payable, net, including our ownership share of debt of our unconsolidated ventures, reduced by liquidity sources to satisfy such obligations such as our ownership share of Cash and cash equivalents and SID, MUD, and Tax Increment Financing (TIF) receivables. Although net debt is a non-GAAP financial measure, we believe that such information is useful to our investors and other users of our financial statements as net debt and its components are important indicators of our overall liquidity, capital structure, and financial position. However, it should not be used as an alternative to our debt calculated in accordance with GAAP.

thousands	Operating Assets	Master Planned Communities	Strategic Developments	Segment Totals	Non-Segment Amounts	December 31, 2024
Mortgages, notes, and loans payable, net	$ 2,368,692	$ 359,352	$ 365,775	$ 3,093,819	$ 2,033,650	$ 5,127,469
Mortgages, notes, and loans payable of unconsolidated ventures	90,568	85,047	—	175,615	—	175,615
Less:						
Cash and cash equivalents	(20,450)	(114,302)	(10,998)	(145,750)	(450,333)	(596,083)
Cash and cash equivalents of unconsolidated ventures	(2,236)	(10,597)	(5,008)	(17,841)	—	(17,841)
Special Improvement District receivables	—	(97,432)	—	(97,432)	—	(97,432)
Municipal Utility District receivables, net	—	(460,741)	(3,058)	(463,799)	—	(463,799)
TIF receivable	—	—	(4,340)	(4,340)	—	(4,340)
Net Debt	$ 2,436,574	$ (238,673)	$ 342,371	$ 2,540,272	$ 1,583,317	$ 4,123,589

Unconsolidated Ventures We have interests in certain unconsolidated ventures which, as of December 31, 2024, had mortgage financing totaling $354.3 million, with our proportionate share of this debt totaling $175.6 million. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo. See Note 11 - *Commitments and Contingencies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information related to the Company's collateral maintenance obligation. The following table summarizes our share of affiliate debt and cash as of December 31, 2024:

thousands	Company's Share of Unconsolidated Ventures' Debt		Company's Share of Unconsolidated Ventures' Cash	
Operating Assets				
The Metropolitan	$	40,200	$	699
Stewart Title of Montgomery County, TX		—		900
Woodlands Sarofim		1,163		134
TEN.m.flats		49,205		503
Master Planned Communities				
The Summit		7,687		5,198
Floreo		77,360		5,399
Strategic Developments				
West End Alexandria		—		4,967
Other		—		41
Total	$	175,615	$	17,841

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make informed judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

Below is a discussion of the accounting policies and estimates that we consider critical to an understanding of our financial condition and operating results that may require complex or significant judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 1 - *Presentation of Financial Statements and Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report.

Impairments

Methodology We review our long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount is not expected to be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations and the carrying amount of the asset is reduced. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset or, for MPCs, is expensed as a cost of sales when land is sold.

Judgments and uncertainties An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy, pricing, development costs, sales pace, capitalization rates, selling costs, and estimated holding periods for the applicable assets. As such, the evaluation of anticipated cash flows is highly subjective and is based in part on assumptions that could differ materially from actual results in future periods. Unfavorable changes in any of the primary assumptions could result in a reduction of anticipated future cash flows and could indicate property impairment. Uncertainties related to the primary assumptions could affect the timing of an impairment. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Master Planned Communities Cost of Sales

Methodology When residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold. When land is sold, costs are allocated to each sold superpad or lot based upon the relative sales value. For purposes of allocating development costs, estimates of future revenues and development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. For certain parcels of land, including acquired parcels that the Company does not intend to develop or for which development was complete at the date of acquisition, the specific identification method is used to determine the cost of sales.

Judgments and uncertainties MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation, sales price escalation, and pace of absorption, which are subject to judgment and affected by expectations about future market or economic conditions. Changes in the assumptions used to estimate future development costs could result in a significant impact on the amounts recorded as cost of sales.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to Note 1 - *Presentation of Financial Statements and Significant Accounting Policies* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional information about new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to interest rate risk with respect to our variable-rate financings as increases in interest rates would cause our payments under such financings to increase. With respect to fixed-rate financings, increases in interest rates could make it more difficult to refinance such debt when it becomes due. As properties are placed into service and become stabilized, we typically refinance the variable-rate debt with long-term fixed-rate debt.

The Company uses derivative instruments to manage its interest rate risk, primarily through the use of interest rate swaps, caps, and collars. The Company had $1.4 billion of variable-rate debt outstanding at December 31, 2024, of which $250.2 million was swapped to a fixed rate through the use of interest rate swaps and $827.2 million had interest rate cap contracts in place. Additionally, the interest rate caps and collars are on construction loans and mortgages with undrawn loan commitment of $162.7 million as of December 31, 2024, which will be covered by the interest rate cap and collar contracts upon drawing. Refer to Note 10 - *Derivative Instruments and Hedging Activities* in the Notes to Consolidated Financial Statements under Item 8 of this Annual Report for additional detail.

As of December 31, 2024, annual interest costs would increase approximately $3.2 million for every 1.00% increase in floating interest rates. Generally, a significant portion of our interest expense is capitalized due to the level of assets we currently have under development; therefore, the current impact of a change in our interest rate on our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income would be less than the total change, but we would incur higher cash payments and the development costs of our assets would be higher, resulting in greater depreciation or cost of sales in later years.

The following table summarizes principal cash flows on our debt obligations and related weighted-average interest rates by expected maturity dates as of December 31, 2024:

	Contractual Maturity Date						
thousands	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**	**Total**
Mortgages, notes, and loans payable	$421,202	$509,097	$415,717	$838,680	$1,270,240	$1,713,501	$5,168,437
Weighted-average interest rate	5.38 %	5.16 %	4.97 %	4.73 %	4.58 %	4.30 %	

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control over Financial Reporting

Management of Howard Hughes Holdings Inc. (the Company) is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013 Framework). Management concluded, based on its assessment, that the Company's internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2024, as stated in their report which is included in this Annual Report on Form 10-K (Annual Report).

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Howard Hughes Holdings Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Howard Hughes Holdings Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Master Planned Communities (MPC) cost of sales estimates

As discussed in Note 1 to the consolidated financial statements, when developed residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs, based on relative sales value, that benefit the property sold. For purposes of allocating development costs, estimates of future revenues and future development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation and sales price escalation, which are subject to judgment and affected by expectations about future market or economic conditions. The Company recognized MPC cost of sales of $169.2 million for the year ended December 31, 2024.

We identified the evaluation of estimated future development costs and revenues that drive the MPC cost of sales estimates as a critical audit matter. Subjective auditor judgment was required to evaluate the cost escalation and sales price escalation assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process to estimate MPC cost of sales. This included controls related to management's monitoring and review of the assumptions noted above. We tested the assumptions related to cost escalation and sales price escalation by:

- agreeing the current year estimates for revenues and costs to actual results, where applicable
- comparing the Company's historical cost escalation and sales price escalation estimates to actual results to assess the Company's ability to accurately estimate these amounts
- performing site visits for certain MPC developments to compare the overall status of the developments to what is reflected within the MPC cost of sales estimates.
- comparing expected price per acre for each property type available for sale to applicable market data
- comparing the cost and sales price escalation rates throughout the duration of the development to available market data.

/s/KPMG LLP
We have served as the Company's auditor since 2022.

Dallas, Texas
February 26, 2025

HOWARD HUGHES HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

		December 31,		
thousands except par values and share amounts		**2024**		2023
ASSETS				
Master Planned Communities assets	$	**2,511,662**	$	2,445,673
Buildings and equipment		**3,841,872**		3,649,376
Less: accumulated depreciation		**(949,533)**		(829,018)
Land		**302,446**		294,189
Developments		**1,341,029**		1,169,571
Net investment in real estate		**7,047,476**		6,729,791
Investments in unconsolidated ventures		**169,566**		182,799
Cash and cash equivalents		**596,083**		629,714
Restricted cash		**402,420**		379,498
Accounts receivable, net		**105,185**		101,373
Municipal Utility District (MUD) receivables, net		**463,799**		550,884
Deferred expenses, net		**139,350**		138,182
Operating lease right-of-use assets		**5,806**		5,463
Other assets, net		**281,551**		244,027
Assets of discontinued operations		**—**		615,272
Total assets	$	**9,211,236**	$	9,577,003
LIABILITIES				
Mortgages, notes, and loans payable, net	$	**5,127,469**	$	5,146,992
Operating lease obligations		**5,456**		5,362
Deferred tax liabilities, net		**142,100**		84,293
Accounts payable and other liabilities		**1,094,437**		1,054,267
Liabilities of discontinued operations		**—**		227,165
Total liabilities		**6,369,462**		6,518,079
Commitments and Contingencies (see Note 11)				
EQUITY				
Preferred stock: $0.01 par value; 50,000,000 shares authorized, none issued		**—**		—
Common stock: $0.01 par value; 150,000,000 shares authorized, 56,610,009 issued, and 50,116,150 outstanding as of December 31, 2024, and 56,495,791 shares issued, and 50,038,014 outstanding as of December 31, 2023		**566**		565
Additional paid-in capital		**3,576,274**		3,988,496
Retained earnings (accumulated deficit)		**(185,993)**		(383,696)
Accumulated other comprehensive income (loss)		**1,968**		1,272
Treasury stock, at cost, 6,493,859 shares as of December 31, 2024, and 6,457,777 shares as of December 31, 2023		**(616,589)**		(613,766)
Total stockholders' equity		**2,776,226**		2,992,871
Noncontrolling interests		**65,548**		66,053
Total equity		**2,841,774**		3,058,924
Total liabilities and equity	$	**9,211,236**	$	9,577,003

See Notes to Consolidated Financial Statements.

HOWARD HUGHES HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
thousands except per share amounts	**2024**	**2023**	**2022**
REVENUES			
Condominium rights and unit sales	$ **778,616**	$ 47,707	$ 677,078
Master Planned Communities land sales	**453,195**	370,185	316,065
Rental revenue	**422,100**	383,617	379,693
Other land, rental, and property revenues	**44,755**	46,255	44,893
Builder price participation	**52,023**	60,989	71,761
Total revenues	**1,750,689**	908,753	1,489,490
EXPENSES			
Condominium rights and unit cost of sales	**582,574**	55,417	483,983
Master Planned Communities cost of sales	**169,191**	140,050	119,466
Operating costs	**208,578**	205,453	191,856
Rental property real estate taxes	**58,395**	55,649	52,121
Provision for (recovery of) doubtful accounts	**504**	(2,762)	629
General and administrative	**91,752**	86,671	81,770
Depreciation and amortization	**179,799**	168,734	154,605
Other	**15,002**	13,302	11,920
Total expenses	**1,305,795**	722,514	1,096,350
OTHER			
Gain (loss) on sale or disposal of real estate and other assets, net	**22,907**	24,162	29,678
Other income (loss), net	**92,120**	5,823	1,421
Total other	**115,027**	29,985	31,099
Operating income (loss)	**559,921**	216,224	424,239
Interest income	**25,349**	25,500	3,818
Interest expense	**(164,926)**	(157,575)	(112,498)
Gain (loss) on extinguishment of debt	**(465)**	(97)	(2,377)
Gain (loss) on sale of MUD receivables	**(48,651)**	—	—
Equity in earnings (losses) from unconsolidated ventures	**(5,829)**	25,776	21,723
Income (loss) from continuing operations before income taxes	**365,399**	109,828	334,905
Income tax expense (benefit)	**80,184**	26,418	82,196
Net income (loss) from continuing operations	**285,215**	83,410	252,709
Net income (loss) from discontinued operations, net of tax	**(88,223)**	(634,940)	(68,073)
Net income (loss)	**196,992**	(551,530)	184,636
Net (income) loss attributable to noncontrolling interests	**711**	(243)	(103)
Net income (loss) attributable to common stockholders	$ **197,703**	$ (551,773)	$ 184,533
Basic income (loss) per share — continuing operations	$ **5.75**	$ 1.68	$ 5.00
Basic income (loss) per share — discontinued operations	$ **(1.78)**	$ (12.81)	$ (1.35)
Basic income (loss) per share attributable to common stockholders	$ **3.98**	$ (11.13)	$ 3.65
Diluted income (loss) per share — continuing operations	$ **5.73**	$ 1.68	$ 5.00
Diluted income (loss) per share — discontinued operations	$ **(1.77)**	$ (12.80)	$ (1.35)
Diluted income (loss) per share attributable to common stockholders	$ **3.96**	$ (11.12)	$ 3.65

See Notes to Consolidated Financial Statements.

HOWARD HUGHES HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
thousands	**2024**	**2023**	**2022**
Net income (loss)	$ **196,992**	$ (551,530)	$ 184,636
Other comprehensive income (loss)			
Interest rate caps and swaps (a)	**321**	(9,322)	31,698
Pension adjustment (b)	**375**	259	(183)
Reclassification of the Company's share of previously deferred derivative gains to net income (c)	**—**	—	(6,723)
Other comprehensive income (loss)	**696**	(9,063)	24,792
Comprehensive income (loss)	**197,688**	(560,593)	209,428
Comprehensive (income) loss attributable to noncontrolling interests	**711**	(243)	(103)
Comprehensive income (loss) attributable to common stockholders	$ **198,399**	$ (560,836)	$ 209,325

(a) Amounts are shown net of deferred tax expense of $0.1 million for the year ended December 31, 2024, deferred tax benefit of $2.7 million for the year ended December 31, 2023, and deferred tax expense of $9.5 million for the year ended December 31, 2022.

(b) The deferred tax impact was not meaningful for the years ended December 31, 2024, 2023, and 2022.

(c) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. See Note 3 - *Investments in Unconsolidated Ventures* for additional information.

See Notes to Consolidated Financial Statements.

HOWARD HUGHES HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EQUITY

thousands except shares	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Amount	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2021	56,173,276	$ 563	$ 3,960,418	$ (16,456)	$ (14,457)	(2,107,615)	$(220,073)	$ 3,709,995	$ 675	$ 3,710,670
Net income (loss)	—	—	—	184,533	—	—	—	184,533	103	184,636
Interest rate swaps, net of tax expense (benefit) of $9,460	—	—	—	—	31,698	—	—	31,698	—	31,698
Pension adjustment, net of tax expense (benefit) of $(71)	—	—	—	—	(183)	—	—	(183)	—	(183)
Deconsolidation of Ward Village homeowners' associations	—	—	—	—	—	—	—	—	(211)	(211)
Teravalis noncontrolling interest	—	—	—	—	—	—	—	—	65,046	65,046
Reclassification of the Company's share of previously deferred derivative gains, net of tax expense of $1,912 (a)	—	—	—	—	(6,723)	—	—	(6,723)	—	(6,723)
Repurchase of common shares	—	—	—	—	—	(4,283,874)	(388,372)	(388,372)	—	(388,372)
Stock plan activity	52,997	1	12,143	—	—	(32,787)	(2,593)	9,551	—	9,551
Balance, December 31, 2022	56,226,273	$ 564	$ 3,972,561	$ 168,077	$ 10,335	(6,424,276)	$(611,038)	$ 3,540,499	$ 65,613	$ 3,606,112
Net income (loss)	—	—	—	(551,773)	—	—	—	(551,773)	243	(551,530)
Interest rate swaps, net of tax expense (benefit) of $(2,729)	—	—	—	—	(9,322)	—	—	(9,322)	—	(9,322)
Pension adjustment, net of tax expense (benefit) of $70	—	—	—	—	259	—	—	259	—	259
Teravalis noncontrolling interest	—	—	—	—	—	—	—	—	219	219
Stock plan activity	269,518	1	15,935	—	—	(33,501)	(2,728)	13,208	—	13,208
Other	—	—	—	—	—	—	—	—	(22)	(22)
Balance, December 31, 2023	56,495,791	$ 565	$ 3,988,496	$ (383,696)	$ 1,272	(6,457,777)	$(613,766)	$ 2,992,871	$ 66,053	$ 3,058,924
Net income (loss)	—	—	—	197,703	—	—	—	197,703	(711)	196,992
Interest rate swaps, net of tax expense (benefit) of $60	—	—	—	—	321	—	—	321	—	321
Pension adjustment, net of tax expense (benefit) of $118	—	—	—	—	375	—	—	375	—	375
Teravalis noncontrolling interest	—	—	—	—	—	—	—	—	206	206
Distribution of Seaport Entertainment Group Inc. to stockholders	—	—	(428,229)	—	—	—	—	(428,229)	—	(428,229)
Stock plan activity	114,218	1	16,007	—	—	(36,082)	(2,823)	13,185	—	13,185
Balance, December 31, 2024	56,610,009	$ 566	$ 3,576,274	$ (185,993)	$ 1,968	(6,493,859)	$(616,589)	$ 2,776,226	$ 65,548	$ 2,841,774

(a) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. See Note 3 - *Investments in Unconsolidated Ventures* for additional information.

See Notes to Consolidated Financial Statements.

HOWARD HUGHES HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
thousands	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 196,992	$ (551,530)	$ 184,636
Net income (loss) from discontinued operations, net of taxes	(88,223)	(634,940)	(68,073)
Net income (loss) from continuing operations	285,215	83,410	252,709
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation	160,638	151,881	137,817
Amortization	19,360	16,960	16,886
Amortization of deferred financing costs	12,396	11,840	10,254
Amortization of intangibles other than in-place leases	120	120	120
Straight-line rent amortization	(7,012)	(7,464)	(7,597)
Deferred income taxes	61,529	(9,897)	55,832
Restricted stock and stock option amortization	16,006	16,394	11,895
Net gain on sale of properties	(22,907)	(24,162)	(29,687)
Net gain on sale of unconsolidated ventures	—	—	(5,016)
Loss on sale of MUD receivables	48,651	—	—
Proceeds from sale of MUD receivables	176,680	—	—
(Gain) loss on extinguishment of debt	465	97	2,377
Equity in (earnings) losses from unconsolidated ventures, net of distributions and impairment charges	12,436	(15,539)	(8,191)
Provision for doubtful accounts	(499)	8,274	34
Master Planned Community development expenditures	(427,979)	(403,633)	(396,125)
Master Planned Community cost of sales	151,177	126,167	111,723
Condominium development expenditures	(681,998)	(472,666)	(340,793)
Condominium rights and units cost of sales	565,419	53,156	465,711
Other	—	1,319	—
Net Changes:			
Accounts receivable, net	83,784	117,334	82,771
Other assets, net	15,681	30,687	(26,326)
Condominium deposits, net	(19,065)	88,595	21,273
Deferred expenses, net	(31,123)	(26,874)	(28,112)
Accounts payable and other liabilities	28,777	38,847	14,437
Cash provided by (used in) operating activities of continuing operations	447,751	(215,154)	341,992
Cash provided by (used in) operating activities of discontinued operations	(51,160)	(43,327)	(16,739)
Cash provided by (used in) operating activities	396,591	(258,481)	325,253
CASH FLOWS FROM INVESTING ACTIVITIES			
Property and equipment expenditures	(2,143)	(7,340)	(2,004)
Operating property improvements	(47,949)	(40,211)	(43,193)
Property development and redevelopment	(252,953)	(231,038)	(268,413)
Acquisition of assets	(18,456)	(5,898)	—
Proceeds from sales of properties, net	48,408	39,543	81,720
Reimbursements under tax increment financings and grants	8,721	1,469	127
Distributions from unconsolidated ventures	6,657	12,995	207,685
Investments in unconsolidated ventures, net	(3,500)	—	(299)
Net parent investment in discontinued operations	(169,490)	(115,185)	(225,091)
Cash provided by (used in) investing activities of continuing operations	(430,705)	(345,665)	(249,468)
Cash provided by (used in) investing activities of discontinued operations	129,911	9,522	28,773
Cash provided by (used in) investing activities	(300,794)	(336,143)	(220,695)

thousands	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from mortgages, notes, and loans payable	**761,429**	677,441	1,235,897
Principal payments on mortgages, notes, and loans payable	**(807,548)**	(147,623)	(1,063,439)
Repurchases of common shares	**—**	—	(403,863)
Debt extinguishment costs	**—**	—	(60)
Special Improvement District bond funds released from (held in) escrow	**16,850**	11,037	23,148
Deferred financing costs and bond issuance costs, net	**(6,235)**	(569)	(18,220)
Taxes paid on stock options exercised and restricted stock vested	**(2,306)**	(2,696)	(3,012)
Stock options exercised	**—**	—	345
Issuance of Teravalis noncontrolling interest	**—**	—	31,234
Distribution to noncontrolling interest upon sale of 110 North Wacker	**—**	—	(22,084)
Sale of preferred stock in Seaport subsidiary	**9,850**	—	—
Contributions from Teravalis noncontrolling interest owner	**206**	219	—
Cash provided by (used in) financing activities of continuing operations	**(27,754)**	537,809	(220,054)
Cash provided by (used in) financing activities of discontinued operations	**(122,597)**	10,935	(2,204)
Cash provided by (used in) financing activities	**(150,351)**	548,744	(222,258)
Net change in cash, cash equivalents, and restricted cash	**(54,554)**	(45,880)	(117,700)
Cash, cash equivalents, and restricted cash at beginning of period	**1,053,057**	1,098,937	1,216,637
Cash, cash equivalents, and restricted cash at end of period	**998,503**	1,053,057	1,098,937
Less: Cash, cash equivalents, and restricted cash of discontinued operations at end of period	**—**	43,845	66,714
Cash, cash equivalents, and restricted cash of continuing operations at end of period	**$ 998,503**	$1,009,212	$1,032,223
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Cash and cash equivalents	**$ 596,083**	$ 629,714	$ 610,205
Restricted cash	**402,420**	379,498	422,018
Cash, cash equivalents, and restricted cash of continuing operations at end of period	**$ 998,503**	$1,009,212	$1,032,223
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — CONTINUING OPERATIONS			
Interest paid, net	**$ 298,364**	$ 239,995	$ 205,758
Interest capitalized	**151,632**	109,510	89,687
Income taxes paid (refunded), net	**3,943**	10,608	24,974
NON-CASH TRANSACTIONS — CONTINUING OPERATIONS			
Accrued property improvements, developments, and redevelopments	**$ (13,441)**	$ 909	$ 12,539
Consideration from sale of properties	**—**	5,250	—
Special Improvement District bond transfers associated with land sales	**18,014**	13,883	7,774
Special Improvement District bonds held in third-party escrow	**37,990**	21,290	—
Capitalized stock compensation	**3,936**	4,669	4,785
Initial recognition of operating lease right-of-use asset	**766**	—	1,488
Initial recognition of operating lease obligation	**766**	—	1,621
Issuance of Teravalis noncontrolling interest	**—**	—	33,810
MPC land contributed to unconsolidated venture	**—**	—	21,450
NON-CASH TRANSACTIONS — DISCONTINUED OPERATIONS			
Distribution of Seaport Entertainment Group Inc. to stockholders	**$ 361,210**	$ —	$ —

See Notes to Consolidated Financial Statements.

1. Presentation of Financial Statements and Significant Accounting Policies

General On August 11, 2023, Howard Hughes Holdings Inc. (HHH or the Company), a new holding company, replaced The Howard Hughes Corporation (HHC) as the public company trading on the New York Stock Exchange. Existing shares of common stock of HHC were automatically converted, on a one-for-one basis, into shares of common stock of HHH, with the same designations, rights, powers, and preferences, and the same qualifications, limitations, and restrictions, as the shares of HHC common stock immediately prior to the reorganization. HHH became the successor issuer to HHC pursuant to Rule 12g-3 (a) under the Exchange Act and replaced HHC as the public company trading on the New York Stock Exchange under the ticker symbol "HHH."

References to HHH, the Company, we, us, and our refer to Howard Hughes Holdings Inc. and its consolidated subsidiaries, which includes The Howard Hughes Corporation, unless otherwise specifically stated. References to HHC refer to The Howard Hughes Corporation and its consolidated subsidiaries unless otherwise specifically stated.

Together with its subsidiaries, HHH develops master planned communities (MPC), invests in other strategic real estate opportunities in the form of entitled and unentitled land and other development rights (Strategic Developments) and owns, manages, and operates real estate assets currently generating revenues (Operating Assets), which may be redeveloped or repositioned from time to time.

Seaport Entertainment Spinoff On July 31, 2024, the spinoff of Seaport Entertainment Group Inc. and its subsidiaries (Seaport Entertainment or SEG) was completed. SEG included HHH's entertainment-related assets in New York and Las Vegas, including the Seaport in Lower Manhattan, the Las Vegas Aviators Triple-A Minor League Baseball team and the Las Vegas Ballpark, as well as the Company's ownership stake in Jean-Georges Restaurants and other partnerships, and an interest in and to 80% of the air rights above the Fashion Show Mall in Las Vegas.

Under the terms of the separation, each stockholder who held HHH common stock as of the close of business on July 29, 2024, the record date for the distribution, received one share of SEG common stock for every nine shares of HHH common stock held as of the close of business on such date. SEG common stock began trading on the NYSE American stock exchange on August 1, 2024, under the symbol "SEG".

Principles of Consolidation and Basis of Presentation The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The consolidated financial statements include the accounts of Howard Hughes Holdings Inc. and its subsidiaries after elimination of intercompany balances and transactions. The Company also consolidates certain variable interest entities (VIEs) in accordance with Financial Accounting Standards Board's Accounting Standards Codification (ASC) 810 *Consolidation*. The outside equity interests in certain entities controlled by the Company are reflected in the Consolidated Financial Statements as noncontrolling interests.

As the spinoff of SEG represented a strategic shift in the Company's operations, the results of SEG are presented as discontinued operations in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows and, as such, have been excluded from both continuing operations and segment results for all periods presented. Additionally, the related SEG assets and liabilities are classified as discontinued operations in the Consolidated Balance Sheets. The Consolidated Statements of Comprehensive Income (Loss), and Equity are presented on a consolidated basis for both continuing operations and discontinued operations. The disclosures presented in the notes to the Consolidated Financial Statements are presented on a continuing operations basis unless otherwise noted. See Note 2 - *Discontinued Operations* for additional information.

Certain amounts in the Consolidated Statements of Cash Flows for the year ended December 31, 2022, have been reclassified to conform to the current balance sheet presentation. Specifically, the Company reclassified the Notes receivable, net from the Accounts receivable, net to Other assets, net within cash flows from operating activities.

Management has evaluated for disclosure or recognition all material events occurring subsequent to the date of the Consolidated Financial Statements up to the date and time this Annual Report was filed.

Variable Interest Entities The Company has interests in various legal entities that represent a variable interest entity. A VIE is an entity: (a) that has total equity at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other entities; (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance, or the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual return, or both (i.e., lack the characteristics of a controlling financial interest); or (c) where the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company determines if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions, taking into consideration the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement. Upon the occurrence of certain reconsideration events, the Company reassesses its initial determination as to whether the entity is a VIE.

The Company also performs a qualitative assessment of each VIE to determine if it is the primary beneficiary. The Company is the primary beneficiary and would consolidate the VIE if it has a controlling financial interest where it has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. This assessment requires certain subjective decisions, taking into consideration the contractual agreements that define the ownership structure, the design of the entity, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties. Management's assessment of whether the Company is the primary beneficiary of a VIE is continuously performed.

Upon initial consolidation of a VIE, the Company records the assets, liabilities, and noncontrolling interests at fair value and recognizes a gain or loss for the difference between (i) the fair value of the consideration paid, the fair value of noncontrolling interests and the reported amount of any previously held interests and (ii) the net amount of the fair value of the assets and liabilities.

If the Company determines it is no longer the primary beneficiary of a VIE, it will deconsolidate the entity and measure the initial cost basis for any retained interests that are recorded upon the deconsolidation at fair value. The Company will recognize a gain or loss for the difference between the fair value and the previous carrying amount of its investment in the VIE.

Consolidated Variable Interest Entity At December 31, 2024, and December 31, 2023, the Company owned an 88.0% interest in Teravalis, the Company's newest large-scale master planned community in the West Valley of Phoenix, Arizona, and a third party owned the remaining 12.0%. Teravalis was determined to be a VIE, and as the Company has the power to direct the activities that most significantly impact its economic performance, the Company is considered the primary beneficiary and consolidates Teravalis.

Under the terms of the LLC agreement, cash distributions and the recognition of income-producing activities will be pro rata based on economic ownership interest. As of December 31, 2024, the Company's Consolidated Balance Sheets included $542.1 million of Master Planned Community assets, $0.5 million of Accounts payable and other liabilities, and $65.1 million of Noncontrolling interest related to Teravalis. As of December 31, 2023, the Company's Consolidated Balance Sheets included $541.6 million of Master Planned Community assets, $0.6 million of Accounts payable and other liabilities, and $65.0 million of Noncontrolling interest related to Teravalis.

Investments in Unconsolidated Ventures The Company's investments in unconsolidated ventures are accounted for under the equity method to the extent that, based on contractual rights associated with the investments, the Company can exert significant influence over a venture's operations. Under the equity method, the Company's investment in the venture is recorded at cost and is subsequently adjusted to recognize the Company's allocable share of the earnings or losses of the venture. Dividends and distributions received by the Company are recognized as a reduction in the carrying amount of the investment. Generally, joint venture operating agreements provide that assets, liabilities, funding obligations, profits and losses, and cash flows are shared in accordance with ownership percentages. For certain equity method investments, various provisions in the joint venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses, and preferred returns may result in the Company's economic interest differing from its stated ownership or if applicable, the Company's final profit-sharing interest after receipt of any preferred returns based on the venture's distribution priorities. For these investments, the Company recognizes income or loss based on the joint venture's distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing percentage.

The Company periodically assesses the appropriateness of the carrying amount of its equity method investments, as events or changes in circumstance may indicate that a decrease in value has occurred which is other-than-temporary. In addition to the property-specific impairment analysis performed on the underlying assets of the investment, the Company also considers the ownership, distribution preferences, limitations and rights to sell and repurchase its ownership interests. If a decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value, and an impairment-related loss is recognized in the Consolidated Statements of Operations as a component of Equity in earnings (losses) from investments in unconsolidated ventures.

For investments in ventures where the Company has virtually no influence over operations and the investments do not have a readily determinable fair value, the Company has elected the measurement alternative to carry the securities at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the issuer. Equity securities not accounted for under the equity method, or where the measurement alternative has not been elected, are required to be reported at fair value with unrealized gains and losses reported in the Consolidated Statements of Comprehensive Income (Loss) as Net unrealized gains (losses) on instruments measured at fair value through earnings.

Use of Estimates   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The estimates and assumptions include, but are not limited to, capitalization of development costs, provision for income taxes, recoverable amounts of receivables and deferred tax assets, initial valuations of tangible and intangible assets acquired, and the related useful lives of assets upon which depreciation and amortization is based. Estimates and assumptions have also been made with respect to future revenues and costs, and the fair value of warrants, debt, and options granted. MPC cost of sales estimates are highly judgmental as they are sensitive to cost escalation, sales price escalation, and lot absorption, which are subject to judgment and affected by expectations about future market or economic conditions. Additionally, the future cash flow estimates and fair values used for impairment analysis are highly judgmental and reflect current and projected trends in rental, occupancy, pricing, development costs, sales pace, capitalization rates, selling costs, and estimated holding periods for the applicable assets. Both MPC cost of sale estimates and estimates used in impairment analysis are affected by expectations about future market or economic conditions. Actual results could differ from these and other estimates.

Segments   In 2024, the Company completed the spinoff of Seaport Entertainment Group Inc. which included all assets in the previously reported Seaport segment and the Las Vegas Aviators and Las Vegas Ballpark previously included in the Operating Assets segment. These assets are now disclosed as discontinued operations in the current and prior periods. See Note 2 - *Discontinued Operations* for additional information on the spinoff transaction.

The Company operates in three business segments: (i) Operating Assets; (ii) MPC; and (iii) Strategic Developments. Segment information is prepared on the same basis that management reviews information for operational decision-making purposes. Management evaluates the performance of each of HHH's real estate assets or investments individually and aggregates such properties into segments based on their economic characteristics and types of revenue streams.

Net Investment in Real Estate

Master Planned Community Assets, Buildings and Equipment, and Land   Real estate assets are stated at cost less any provisions for impairments and depreciation as applicable. Expenditures for significant improvements to the Company's assets are capitalized. Tenant improvements relating to the Company's operating assets are capitalized and depreciated over the shorter of their economic lives or the lease term. Maintenance and repair costs are charged to expense when incurred.

Depreciation   The Company periodically reviews the estimated useful lives of properties. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Asset Type	Years	Balance Sheet Location
Buildings and improvements	7 - 40	Buildings and Equipment
Equipment and fixtures	5 - 20	Buildings and Equipment
Computer hardware and vehicles	3 - 5	Buildings and Equipment
Tenant improvements	Related lease term	Buildings and Equipment
Leasing costs	Related lease term	Other assets, net

From time to time, the Company may reassess the development strategies for certain buildings and improvements which results in changes to the Company's estimate of their remaining useful lives. The Company did not recognize additional depreciation expense of significance for the years ended December 31, 2024, 2023, and 2022.

Developments Development costs, which primarily include direct costs related to placing the asset in service associated with specific development properties, are capitalized as part of the property being developed. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized before they are placed into service. Such costs include planning, engineering, design, direct material, labor, and subcontract costs. Real estate taxes, utilities, direct legal and professional fees related to the sale of a specific unit, interest, insurance costs, and certain employee costs incurred during construction periods are also capitalized. Capitalization commences when the development activities begin and ceases when a project is completed, put on hold, or at the date that the Company decides not to move forward with a project. Capitalized costs related to a project where HHH has determined not to move forward are expensed if they are not deemed recoverable. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Demolition costs associated with redevelopments are expensed as incurred unless the demolition was included in the Company's development plans and imminent as of the acquisition date of an asset.

Once construction of operating properties is complete, the assets are placed into service, and capitalized costs are reclassed to Buildings and equipment and are depreciated in accordance with the Company's policy. Once construction of condominiums is complete, the assets are reflected as condominium inventory in Other assets, net until the sale of each condominium unit is closed and the related cost is realized in Condominium rights and units cost of sales. In the event that management no longer has the ability or intent to complete a development, the costs previously capitalized are evaluated for impairment.

Developments consist of the following categories as of December 31:

thousands		2024		2023
Development costs	$	1,190,746	$	982,368
Land and improvements		150,283		187,203
Total Developments	$	1,341,029	$	1,169,571

Acquisitions of Properties The Company accounts for the acquisition of real estate properties in accordance with ASC 805 *Business Combinations*. This methodology requires that assets acquired and liabilities assumed be recorded at their fair values on the date of acquisition for business combinations and at relative fair values for asset acquisitions. Acquisition costs related to the acquisition of a business are expensed as incurred. Costs directly related to asset acquisitions are considered additions to the purchase price and increase the cost basis of such assets.

The fair value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the as-if-vacant value is then allocated to land, buildings and improvements based on management's determination of the fair value of these assets. The as-if-vacant values are derived from several sources which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy and primarily include a discounted cash flow analysis using discount and capitalization rates based on recent comparable market transactions, where available.

The fair value of acquired intangible assets consisting of in-place, above-market, and below-market leases is recorded based on a variety of considerations, some of which incorporate significant unobservable inputs that are classified as Level 3 inputs in the fair value hierarchy. In-place lease considerations include, but are not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e., the market cost to execute a lease, including leasing commissions and tenant improvements); (2) the value associated with lost revenue related to tenant reimbursable operating costs incurred during the assumed lease-up period (i.e., real estate taxes, insurance, and certain other operating expenses); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Above-market and below-market leases are valued at the present value, using a discount rate that reflects the risks associated with the leases acquired, of the difference between (1) the contractual amounts to be paid pursuant to the in-place lease; and (2) management's estimate of current market lease rates, measured over the remaining non-cancelable lease term, including any below-market renewal option periods.

Impairment   HHH reviews its long-lived assets (including those held by its unconsolidated ventures) for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future economic conditions, such as occupancy, rental rates, capital requirements, and sales values that could differ materially from actual results in future periods. If impairment indicators exist and it is expected that undiscounted cash flows generated by the asset are less than its carrying amount, an impairment provision is recorded to write down the carrying amount of the asset to its fair value.

Impairment indicators for HHH's assets or projects within MPCs are assessed separately and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs or cancellation rates, and projected losses on expected future sales. MPC assets have extended life cycles that may last 20 to 40 years, or longer, and have few long-term contractual cash flows. Further, MPC assets generally have minimal to no residual values because of their liquidating characteristics. MPC development periods often occur through several economic cycles. Subjective factors such as the expected timing of property development and sales, optimal development density, and sales strategy impact the timing and amount of expected future cash flows and fair value.

Impairment indicators for Operating Assets are assessed for each property and include, but are not limited to, significant decreases in net operating income, significant decreases in occupancy, ongoing low occupancy, and significant net operating losses.

Impairment indicators for assets in the Strategic Developments are assessed by project and include, but are not limited to, significant changes in projected completion dates, revenues or cash flows, development costs, market factors, significant decreases in comparable property sale prices, and feasibility.

The cash flow estimates used for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental rates, occupancy, pricing, development costs, sales pace, capitalization rates, and estimated holding periods for the applicable assets. Although the estimated fair value of certain assets may be exceeded by the carrying amount, a real estate asset is only considered to be impaired when its carrying amount is not expected to be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset or, for MPCs, is expensed as a cost of sales when land is sold. Assets that have been impaired will in the future have lower depreciation and cost of sale expenses. The impairment will have no impact on cash flows.

Cash and Cash Equivalents   Cash and cash equivalents consist of highly-liquid investments with maturities at date of purchase of three months or less and include registered money market mutual funds which are invested in United States Treasury bills that are valued at the net asset value of the underlying shares in the funds as of the close of business at the end of each period as well as deposits with major banks throughout the United States. Such deposits are in excess of FDIC limits and are placed with high-quality institutions in order to minimize concentration of counterparty credit risk.

Restricted Cash   Restricted cash reflects amounts segregated in escrow accounts in the name of the Company, primarily related to escrowed condominium deposits from buyers and other amounts related to taxes, insurance, and legally restricted security deposits and leasing costs.

Accounts Receivable, net   Accounts receivable, net includes straight-line rent receivables, tenant receivables, and other receivables. On a quarterly basis, management reviews the lease-related receivables, including straight-line rent receivables and tenant receivables, for collectability. This analysis includes a review of past due accounts and considers factors such as the credit quality of tenants, current economic conditions, and changes in customer payment trends. When full collection of a lease-related receivable or future lease payment is deemed to be not probable, a reserve for the receivable balance is charged against rental revenue and future rental revenue is recognized on a cash basis. The Company also records reserves for estimated losses if the estimated loss amount is probable and can be reasonably estimated.

Other receivables are primarily related to short-term trade receivables. The Company is exposed to credit losses through the sale of goods and services to customers and assesses its exposure to credit loss related to these receivables on a quarterly basis based on historical collection experience and future expectations by portfolio. The Company records an allowance for credit losses if the estimated loss amount is probable.

The following table represents the components of Accounts Receivable, net of amounts considered uncollectible, in the accompanying Consolidated Balance Sheets as of December 31:

thousands		2024		2023
Straight-line rent receivables	$	91,050	$	84,316
Tenant receivables		1,638		5,493
Other receivables		12,497		11,564
Accounts receivable, net (a)	$	105,185	$	101,373

(a) As of December 31, 2024, the total reserve balance for amounts considered uncollectible was $8.2 million, composed of $8.1 million attributable to lease-related receivables and $0.1 million attributable to the allowance for credit losses related to other accounts receivable. As of December 31, 2023, the total reserve balance was $13.6 million, all of which was attributable to lease-related receivables.

The following table summarizes the impacts of the collectability reserves in the accompanying Consolidated Statements of Operations for the years ended December 31:

thousands						
Statements of Operations Location		**2024**		2023		2022
Rental revenue	$	(860)	$	10,984	$	(410)
Provision for (recovery of) doubtful accounts		504		(2,762)		629
Total (income) expense impact	$	(356)	$	8,222	$	219

Municipal Utility District Receivables, net In Houston, Texas, certain development costs are reimbursable through the creation of a Municipal Utility District, also known as Water Control and Improvement Districts, which are separate political subdivisions authorized by Article 16, Section 59 of the Texas Constitution and governed by the Texas Commission on Environmental Quality (TCEQ). MUDs are formed to provide municipal water, wastewater, drainage services, recreational facilities, and roads to those areas where they are currently unavailable through the regular city services. Typically, the developer advances funds for the creation of the facilities, which must be designed, bid, and constructed in accordance with the City of Houston's and TCEQ requirements.

The MUD Board of Directors authorizes and approves all MUD development contracts, and MUD bond sale proceeds are used to reimburse the developer for its construction costs, including interest. At the date the expenditures occur, the Company determines the costs it believes will be eligible for reimbursement and recognizes that as MUD receivables. These expenditures are subject to review by the MUD engineers for eligibility in accordance with the development contracts as part of the process for reimbursement. MUD receivables are pledged as security to creditors under the debt facilities relating to Bridgeland.

Sale of MUD Receivables In September 2024, the Company entered into a sales transaction of MUD receivables, in which it transferred the reimbursement rights to $186.0 million of existing MUD receivables and $9.3 million of related accrued interest, as well as $40.0 million of anticipated future MUD receivables, for total cash consideration of $176.7 million. Using the relative fair value method, $146.7 million of the cash consideration was allocated to the sale of the existing MUD receivables and $30.0 million was allocated to the sale of the anticipated future MUD receivables. As a result of the sale, the Company derecognized the existing MUD receivables and related accrued interest, resulting in a loss on sale of $48.7 million in the Consolidated Statements of Operations. The Company has recorded a liability related to the allocated amount of anticipated future MUD receivables, which is accounted for using the amortized cost method and is included in Accounts payable and other liabilities on the Consolidated Balance Sheets.

The above amounts represent the final impact of the MUD receivable sale for the year ended December 31, 2024. Due to an adjustment to the allocation between projects, this differs slightly from what was initially reported in the third quarter of 2024.

Other Assets, net The major components of Other assets, net include security, escrow, and other deposits; Special Improvement District (SID) receivables; in-place leases; intangibles; Tax increment financing (TIF) receivables; prepaid expenses related to the Company's properties; condominium inventory; and various other assets.

SID receivables are amounts due from SID bonds related to the Company's Summerlin MPC. Proceeds from SID bonds are held in escrow by a third-party and are used to reimburse the Company for a portion of the development costs incurred in Summerlin. See Note 8 - *Mortgages, Notes, and Loans Payable, Net* for additional information on the SID bonds.

The Company's intangibles include in-place lease assets and above-market lease assets where HHH is the lessor, as well as internally developed software and trademark and trade name intangibles related to MPCs. The Company amortizes finite-lived intangible assets less any residual value, if applicable, on a straight-line basis over the term of the related lease or the estimated useful life of the asset.

TIF receivables are amounts which the Company has submitted for reimbursement from Howard County in Maryland or from the state of Maryland, in conjunction with development costs expended on key roads and infrastructure work within the Merriweather District of Downtown Columbia specified per the terms of the county's TIF legislation, Special Obligation Bonds issued in October 2017, and Grant Disbursement Agreement executed in April 2023.

Notes receivable, net includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, they are recorded at amortized cost less any provision for impairment as required under ASC 326 *Financial Instruments - Credit Losses*.

Condominium inventory includes available for sale units at HHH's completed condominium towers and is stated at the lower of cost or fair value less selling costs. Condominium inventory includes land acquisition and development costs, construction costs, and interest and real estate taxes that are capitalized during the development period. HHH evaluates condominium inventory for impairment when potential indicators exist. An impairment loss is recognized if the carrying amount of condominium inventory exceeds the fair value less selling costs, which is based on comparable sales in the normal course of business under existing and anticipated market conditions.

Financial Instruments - Credit Losses The Company is exposed to credit losses through the sale of goods and services to the Company's customers. Receivables held by the Company primarily relate to short-term trade receivables and financing receivables, which include MUD receivables, SID bonds, TIF receivables, net investments in lease receivables, and notes receivable. The Company assesses its exposure to credit loss based on historical collection experience and future expectations by portfolio segment. Historical collection experience is evaluated on a quarterly basis by the Company.

The amortized cost basis of financing receivables, consisting primarily of MUD and SID receivables, totaled $569.1 million as of December 31, 2024, and $632.8 million as of December 31, 2023. The MUD receivable balance includes accrued interest of $44.0 million at December 31, 2024, and $35.8 million at December 31, 2023. The allowance for credit losses for financing receivables was not material as of December 31, 2024 and 2023, and there was no material activity related to the allowance for credit losses for the years ended December 31, 2024, 2023, and 2022.

Financing receivables are considered to be past due once they are 30 days contractually past due under the terms of the agreement. The Company currently does not have significant financing receivables that are past due or on nonaccrual status. There have been no significant write-offs or recoveries of amounts previously written-off during the current period for financing receivables.

Income Taxes The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.

The Company periodically assesses the realizability of its deferred tax assets. If the Company concludes that it is more likely than not that some of the deferred tax assets will not be realized, the tax asset is reduced by a valuation allowance. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including expectations of future taxable income, carryforward periods available to the Company for tax reporting purposes, various income tax strategies, and other relevant factors. In addition, interest and penalties related to uncertain tax positions, if necessary, are recognized in income tax expense.

In the Company's MPCs, gains with respect to land sales, whether for commercial use or for single-family residences, are reported for tax purposes either on the modified accrual method or on the percentage-of-completion method. Under the percentage-of-completion method, a gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations.

Deferred Expenses, net Deferred expenses consist principally of leasing costs. Deferred leasing costs are amortized to expense using the straight-line method over the related lease term. Deferred expenses are shown net of accumulated amortization of $69.1 million as of December 31, 2024, and $59.6 million as of December 31, 2023.

Marketing and Advertising Each of the Company's segments incur various marketing and advertising costs as part of their development, branding, leasing, or sales initiatives. These costs include special events, broadcasts, direct mail and online digital and social media programs, and they are expensed as incurred.

Fair Value of Financial Instruments The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses, and other assets and liabilities are reasonable estimates of their fair values because of the short maturities of these instruments.

Derivative Instruments and Hedging Activities Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported as a component of Net Income in the Consolidated Statements of Operations or as a component of Comprehensive Income in the Equity on the Consolidated Balance Sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could materially affect expenses, net income, and equity. The Company accounts for the changes in the fair value of an effective hedge in other comprehensive income (loss) and subsequently reclassifies the balance from other comprehensive income (loss) to earnings over the term that the hedged transaction affects earnings. The Company accounts for the changes in the fair value of an ineffective hedge directly in earnings.

Stock-Based Compensation   The Company maintains two equity incentive plans, with outstanding stock-based compensation awards (Awards) which include stock options and restricted stock awards (RSAs). In 2023, pursuant to the holding company reorganization discussed above, each outstanding share of HHC's common stock was automatically converted into one share of HHH common stock. HHH assumed all obligations under the equity incentive plans. All stock options and restricted stock outstanding will be settled in HHH stock.

In 2024, at the time of the spinoff of SEG, all of these Awards were modified to adjust the number of HHH shares by certain ratios and/or allocation factors. The stock options were modified into HHH stock options and SEG stock options based on the applicable ratios and/or allocation factors. In addition, the growth targets for the RSAs based on Net Asset Value and related performance conditions were revised to carve out the impact of the spinoff. Also, the market conditions related to Total Shareholder Return (TSR) targets were evaluated as of the spinoff date for the TSR-based RSAs and then modified to time-based, service conditions only. See Note 12 - *Stock-Based Compensation Plans* for additional information.

The Company applies the provisions of ASC 718 *Stock Compensation* which requires all share-based payments to be recognized in the Consolidated Statements of Operations based on their fair values. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. Restricted stock awards are valued using the market price of the Company's common stock on the grant date. For restricted stock awards with market conditions or performance conditions, the award is valued using a Monte Carlo simulation. The Company records compensation cost for stock-based compensation awards over the requisite service period. If the requisite service period is satisfied, compensation cost is not adjusted unless the award contains a performance condition. If an award contains a performance condition, expense is recognized only for those shares that ultimately vest using the per-share fair value measured at the grant date. The Company recognizes forfeitures as they occur.

Revenue Recognition and Related Matters

Condominium Rights and Unit Sales   Revenue from the sale of an individual unit in a condominium project is recognized at a point in time (i.e., the closing) when HHH satisfies the single performance obligation to construct a condominium project and transfer control of a completed unit to a buyer. The transaction price, which is the amount of consideration the Company receives upon delivery of the completed condominium unit to the buyer, is allocated to this single obligation and is received at closing less any amounts previously paid on deposit.

The Company receives cash payments in the form of escrowed condominium deposits from customers who have contracted to purchase a condominium unit based on billing schedules established in HHH's condominium purchase agreement contracts. The amounts are recorded in Restricted cash until released from escrow in accordance with the escrow agreement and on approval of HHH's lender to fund construction costs of a project. A corresponding condominium contract deposit liability is established at the date of receipt, representing a portion of HHH's unsatisfied performance obligation at each reporting date.

These deposits, along with the balance of the contract value, are recognized at closing upon satisfaction of HHH's performance obligation and transfer of title to the buyer. Real estate project costs directly associated with a condominium project, which are HHH's costs to fulfill contracts with condominium buyers, are capitalized while all other costs are expensed as incurred. Total estimated project costs include direct costs such as the carrying value of the land, site planning, architectural, construction, and financing costs, as well as indirect cost allocations. The allocations include costs which clearly relate to the specific project, including certain infrastructure and amenity costs which benefit the project as well as others, and are based upon the relative sales value of the units. Furthermore, incremental costs incurred to obtain a contract to sell condominium units are evaluated for capitalization in accordance with ASC 340-40 *Components, Costs & Considerations*, with incremental costs to fulfill a contract only being capitalized if the costs relate directly to a specifically identified contract, enhance resources to satisfy performance obligations in the future, and are expected to be recovered.

Master Planned Communities Land Sales Revenues from land sales are recognized at a point in time when the land sale closing process is complete. The transaction price generally has both fixed and variable components, with the fixed price stipulated in the contract and representative of a single performance obligation. See Builder Price Participation (BPP) below for a discussion of the variable component. The fixed transaction price, which is the amount of consideration received in full upon transfer of the land title to the buyer, is allocated to this single obligation and is received at closing of the land sale less any amounts previously paid on deposit.

The Company receives cash payments in the form of land purchase deposits from homebuilders or other commercial buyers who have contracted to purchase land within the Company's MPCs, and HHH holds any escrowed deposits in Restricted cash or Cash and cash equivalents based on the terms of the contract. In situations where the Company has completed the closing of a developed land parcel or superpad and consideration is paid in full, but a portion of HHH's performance obligation relating to the enhancement of the land is still unsatisfied, revenue related to HHH's obligation is recognized over time. The Company recognizes only the portion of the improved land sale where the improvements are fully satisfied based on a cost input method. The aggregate amount of the transaction price allocated to the unsatisfied obligation is recorded as deferred land sales and is presented in Accounts payable and other liabilities. The Company measures HHH's unsatisfied obligation based on the costs remaining relative to the total cost at the date of closing.

When residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold. In accordance with ASC 970-360-30-1 *Real Estate Project Costs*, when land is sold, costs are allocated to each sold superpad or lot based upon the relative sales value. For purposes of allocating development costs, estimates of future revenues and development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. For certain parcels of land, including acquired parcels that the Company does not intend to develop or for which development was complete at the date of acquisition, the specific identification method is used to determine the cost of sales.

Builder Price Participation BPP is the variable component of the transaction price for certain Master Planned Communities land sales. BPP is earned when a developer that acquired land from HHH develops and sells a home to an end user at a price higher than a predetermined breakpoint. The excess over the breakpoint is shared between HHH and the developer at the time of closing on the sale of the home based on a previously agreed-upon percentage. Generally, BPP is constrained, and accordingly, the Company does not recognize an estimate of variable consideration. The Company's conclusion is based on the following factors:
  – BPP is highly susceptible to factors outside HHH's influence such as unemployment and interest rates
  – the time between the sale of land to a homebuilder and closing on a completed home can take up to three years
  – there is significant variability in home pricing from period to period

The Company evaluates contracts with homebuilders with respect to BPP at each reporting period to determine whether a change in facts and circumstances has eliminated the constraint and will record an estimate of BPP revenue, if applicable.

For Condominium rights and unit sales, Master planned communities land sales, and Builder price participation the Company elected the practical expedient to not adjust promised amount of consideration for the effects of a significant financing component when the expected period between transfer of the promised asset and payment is one year or less.

Rental Revenues Revenue associated with the Company's operating assets includes minimum rent, percentage rent in lieu of fixed minimum rent, tenant recoveries, and overage rent.

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues also include amortization related to above-market and below-market tenant leases on acquired properties.

Recoveries from tenants are stipulated in the leases, are generally computed based upon a formula related to real estate taxes, insurance, and other real estate operating expenses, and are generally recognized as revenues in the period the related costs are incurred.

If the lease provides for tenant improvements, the Company determines whether the tenant improvements are owned by the tenant or by HHH. When HHH is the owner of the tenant improvements, rental revenue begins when the improvements are substantially complete. When the tenant is the owner of the tenant improvements, any tenant allowance funded by the Company is treated as a lease incentive and amortized as an adjustment to rental revenue over the lease term.

Other Land, Rental, and Property Revenues Other land revenues recognized over time include ground maintenance revenue, and homeowner association management fee revenue. These revenues are recognized over time, as time elapses. The amount of consideration and the duration are fixed, as stipulated in the related agreements, and represent a single performance obligation.

Other land revenues also include transfer and advertising fees on the secondary sales of homes in MPCs, forfeitures of earnest money deposits by buyers of HHH's condominium units, lease termination fees, and other miscellaneous items. These items are recognized at a point in time when the real estate closing process is complete or HHH has a legal right to the respective fee or deposit.

Other rental revenues also includes overage rent which is recognized on an accrual basis once tenant sales exceed contractual thresholds contained in the lease and is calculated by multiplying the tenant sales in excess of the minimum amount by a percentage defined in the lease.

Noncontrolling Interests As of December 31, 2024, and December 31, 2023, noncontrolling interests related to the 12% noncontrolling interest in Teravalis and the noncontrolling interest in the Ward Village Homeowners' Associations (HOAs). All revenues and expenses related to the HOAs are attributable to noncontrolling interests and do not impact net income attributable to common stockholders.

Recently Issued Accounting Standards The following is a summary of recently issued and other notable accounting pronouncements which relate to the Company's business.

Accounting Standards Update 2024-03, Disaggregation of Income Statement Expenses This update requires the disclosure of additional disaggregated information in the notes to financial statements for certain categories of costs and expenses that are included on the face of the statement of operations. The new disclosure requirements are effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its financial statement presentation and disclosures.

2. Discontinued Operations

On July 31, 2024, the spinoff of SEG was completed. The separation of SEG refined the identity of HHH as a pure-play real estate company focused solely on its core businesses and development of its master planned communities. The spinoff included all assets previously included in the Company's Seaport segment and the Las Vegas Aviators and the Las Vegas Ballpark, which were previously included in the Operating Assets segment. As the spinoff of SEG represents a strategic shift in the Company's operations, the results of SEG are included as discontinued operations for all periods presented.

The following table presents key components of Net income (loss) from discontinued operations, net of income taxes, for the years ended December 31:

thousands	2024	2023	2022
Total revenues	$ 60,846	$ 115,349	$ 118,998
Total operating expenses	88,381	133,767	128,775
General and administrative (a)	32,535	4,522	—
Depreciation and amortization	16,717	47,384	45,756
Other	—	81	59
Provision for impairment	—	(672,492)	—
Other income (loss), net	(67)	(1,539)	488
Interest income (expense), net	(7,414)	874	1,607
Gain (loss) on extinguishment of debt	(1,563)	(47)	—
Equity in earnings (losses) from unconsolidated ventures	(18,960)	(81,484)	(36,272)
Net income (loss) from discontinued operations before income taxes	(104,791)	(825,093)	(89,769)
Income tax expense (benefit)	(16,568)	(190,153)	(21,696)
Net income (loss) from discontinued operations, net of taxes	$ (88,223)	$ (634,940)	$ (68,073)

(a)   General and administrative expenses relate to costs incurred to complete the spinoff of Seaport Entertainment.

The following table summarizes the major classes of assets and liabilities that are classified as discontinued operations on the Consolidated Balance Sheets.

thousands	December 31, 2023
Net investment in real estate	$ 437,463
Investments in unconsolidated ventures	37,459
Cash and cash equivalents	1,834
Restricted cash	42,011
Accounts receivable, net	13,672
Deferred expenses, net	4,379
Operating lease right-of-use assets	39,434
Other assets, net	39,020
Assets of discontinued operations	$ 615,272
Mortgages, notes, and loans payable, net	$ 155,628
Operating lease obligations	46,222
Deferred tax liabilities, net	3,542
Accounts payable and other liabilities	21,773
Liabilities of discontinued operations	$ 227,165

Continuing Involvement with SEG   In connection with the separation, HHH entered into several agreements with Seaport Entertainment that govern the execution of the transaction and the relationship of the parties following the spinoff including a Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Guaranty Agreement, and various other agreements.

Seaport Entertainment Guaranty   Following the execution of the spinoff, HHH continues to provide a full backstop guaranty for SEG's outstanding mortgage related to its 250 Water Street property. See Note 11 - *Commitments and Contingencies* for additional information.

3. Investments in Unconsolidated Ventures

In the normal course of business, the Company enters into partnerships and ventures with an emphasis on investments associated with the development and operation of real estate assets. As of December 31, 2024, the Company does not consolidate the investments below as it does not have a controlling financial interest in these ventures. As such, the Company primarily reports its interests in accordance with the equity method. As of December 31, 2024, these ventures had debt totaling $354.3 million, with the Company's proportionate share of this debt totaling $175.6 million. All of this indebtedness is without recourse to the Company, with the exception of the collateral maintenance obligation for Floreo. See Note 11 - *Commitments and Contingencies* for additional information related to the Company's collateral maintenance obligation.

Investments in unconsolidated ventures consist of the following:

thousands except percentages	Ownership Interest (a) December 31, 2024	December 31, 2023	Carrying Value December 31, 2024	December 31, 2023	Share of Earnings/Dividends Year Ended December 31, 2024	2023	2022
Equity Method Investments							
Operating Assets							
110 North Wacker	— %	— %	$ —	$ —	$ —	$ —	$ 4,910
The Metropolitan (b)	50.0 %	50.0 %	—	—	667	33	4,556
Stewart Title of Montgomery County, TX	50.0 %	50.0 %	4,061	3,785	576	168	1,294
Woodlands Sarofim	20.0 %	20.0 %	2,975	2,990	(15)	(40)	(13)
TEN.m.flats (c)	50.0 %	50.0 %	—	—	1,349	(225)	6,878
Master Planned Communities							
The Summit (d)	50.0 %	50.0 %	37,409	59,112	(16,807)	24,787	(30)
Floreo (e)	50.0 %	50.0 %	60,788	55,880	4,908	(2,121)	(1,377)
Strategic Developments							
West End Alexandria (d)	58.3 %	58.3 %	60,513	56,757	256	139	70
Other	50.0 %	50.0 %	41	496	(5)	2	797
			165,787	179,020	(9,071)	22,743	17,085
Other investments (f)			3,779	3,779	3,242	3,033	4,638
Investments in unconsolidated ventures			$ 169,566	$ 182,799	$ (5,829)	$ 25,776	$ 21,723

(a) Ownership interests presented reflect the Company's stated ownership interest or if applicable, the Company's final profit-sharing interest after receipt of any preferred returns based on the venture's distribution priorities.
(b) The Metropolitan was in a deficit position of $12.2 million at December 31, 2024, and $10.9 million at December 31, 2023, and presented in Accounts payable and other liabilities in the Consolidated Balance Sheets.
(c) TEN.m.flats was in a deficit position of $5.8 million at December 31, 2024, and $4.7 million at December 31, 2023, and presented in Accounts payable and other liabilities in the Consolidated Balance Sheets.
(d) For these equity method investments, various provisions in the venture operating agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses, and preferred returns may result in the Company's economic interest differing from its stated interest or final profit-sharing interest. For these investments, the Company recognizes income or loss based on the venture's distribution priorities, which could fluctuate over time and may be different from its stated ownership or final profit-sharing interest.
(e) Classified as a VIE; however, the Company is not the primary beneficiary and accounts for its investment in accordance with the equity method. Refer to discussion below for additional information.
(f) Other investments represent investments not accounted for under the equity method. The Company elected the measurement alternative as these investments do not have readily determinable fair values. There were no impairments, or upward or downward adjustments to the carrying amounts of these securities either during the current year, or cumulatively.

110 North Wacker The Company formed a partnership with a local developer (the Partnership) during the second quarter of 2017. During the second quarter of 2018, the Partnership executed an agreement with USAA to construct and operate the building at 110 North Wacker through a separate legal entity (the Venture). Construction was completed in the third quarter of 2020.

In March 2022, the Partnership completed the sale of its ownership interest in the Venture for a gross sales price of $208.6 million. Upon sale, the Company recognized income of $5.0 million in Equity in earnings (losses) from unconsolidated ventures in the Consolidated Statements of Operations. Based upon the Partnership's waterfall, $168.9 million of the net sales proceeds were allocated to the Company with the remaining $22.1 million allocated to the local developer.

The Summit In 2015, the Company formed DLV/HHPI Summerlin, LLC (The Summit) with Discovery Land Company (Discovery) to develop a custom home community in Summerlin.

Phase I The Company contributed land with a carrying value of $13.4 million and transferred SID bonds related to such land with a carrying value of $1.3 million to The Summit at the agreed upon capital contribution value of $125.4 million, or $226,000 per acre, and has no further capital obligations. Discovery is required to fund up to a maximum of $30.0 million of cash as their capital contribution, of which $3.8 million has been contributed. The gains on the contributed land are recognized in Equity in earnings (losses) from unconsolidated ventures as The Summit sells lots. The Company has received its preferred return distributions and recognizes its share of income or loss for Phase I based on its final profit-sharing interest.

Phase II In July 2022, the Company contributed an additional 54 acres to The Summit (Phase II land) with a fair value of $21.5 million. The Company recognized an incremental equity method investment at the fair value of $21.5 million and recognized a gain of $13.5 million recorded in Equity in earnings (losses) from unconsolidated ventures. This gain is the result of marking the cost basis of the land contributed to its estimated fair value at the time of contribution. The Phase II land is adjacent to the existing Summit development and includes approximately 28 custom home sites. The first lot sales closed in the first quarter of 2023. The Company will receive distributions and recognize its share of income or loss for Phase II based on the joint venture's distribution priorities in the amended Summit LLC agreement, which could fluctuate over time. Upon receipt of preferred returns to HHH, distributions and recognition of income or loss will be allocated to the company based on its final profit-sharing interest.

Floreo In the fourth quarter of 2021, simultaneous with the Teravalis land acquisition, the Company closed on the acquisition of a 50% interest in Trillium Development Holding Company, LLC (Floreo), for $59.0 million and entered into a Limited Liability Company Agreement (LLC Agreement) with JDM Partners and El Dorado Holdings to develop the first village within the new Teravalis MPC on 3,029 acres of land in the greater Phoenix, Arizona area. The first land sales closed in the first quarter of 2024.

In October 2022, Floreo closed on a $165.0 million financing, with outstanding borrowings of $158.6 million as of December 31, 2024. The Company provided a guaranty on this financing in the form of a collateral maintenance obligation and received a guaranty fee of $5.0 million. The financing and related guaranty provided by the Company triggered a reconsideration event, and as of December 31, 2022, Floreo was classified as a VIE. Due to rights held by other members, the Company does not have a controlling financial interest in Floreo and is not the primary beneficiary. As of December 31, 2024, the Company's maximum exposure to loss as a result of this investment is limited to the $60.8 million aggregate carrying value as the Company has not made any other firm commitments to fund amounts on behalf of this VIE, and cash collateral that the Company may be obligated to post related to its collateral maintenance obligation. See Note 11 - *Commitments and Contingencies* for additional information related to the Company's collateral maintenance obligation.

West End Alexandria In the fourth quarter of 2021, the Company entered into an Asset Contribution Agreement with Landmark Land Holdings, LLC (West End Alexandria) to redevelop a 52-acre site previously known as Landmark Mall. Other equity owners include Foulger-Pratt Development, LLC (Foulger-Pratt) and Seritage SRC Finance (Seritage). The Company conveyed its 33-acre Landmark Mall property with an agreed upon fair value of $56.0 million and Seritage conveyed an additional 19 acres of land with an agreed upon fair value of $30.0 million to West End Alexandria in exchange for equity interest. Additionally, Foulger-Pratt agreed to contribute $10.0 million to West End Alexandria. Also in the fourth quarter of 2021, West End Alexandria executed a Purchase and Sale Agreement with the City of Alexandria to sell approximately 11 acres to the City of Alexandria. The city will lease this land to Inova Health Care Services for construction of a new hospital.

Development plans for the remaining 41-acre property include approximately four million square feet of residential, retail, commercial, and entertainment offerings integrated into a cohesive neighborhood with a central plaza and a network of parks and public transportation. Foulger-Pratt manages construction of the development. Demolition began in the second quarter of 2022 and was completed in 2023, with the completion of infrastructure work expected in 2025.

The Company does not have the ability to control the activities that most impact the economic performance of the venture as Foulger-Pratt is the managing member and manages all development activities. As such, the Company accounts for its ownership interest in accordance with the equity method.

Summarized Financial Information The following tables provide combined summarized financial statement information for the Company's unconsolidated ventures. Financial statement information is included for each investment for all periods in which the Company's ownership interest was accounted for as an equity method investment.

thousands		December 31, 2024		December 31, 2023
Consolidated Balance Sheets				
Total Assets	$	879,908	$	814,627
Total Liabilities		526,320		436,289
Total Equity		353,588		378,338

thousands		Year Ended December 31,				
		2024		**2023**		**2022**
Consolidated Statements of Operations						
Revenues	$	219,766	$	347,084	$	150,746
Operating Income		35,545		75,099		31,752
Net income (loss)		20,987		55,006		31,058

4. Acquisitions and Dispositions

Acquisitions

Operating Assets In June 2024, the Company acquired the Waterway Plaza II office property and the adjacent parking garage for $19.2 million in an asset acquisition. The approximately 141,763-square-foot office property is located in The Woodlands.

Strategic Developments In May 2023, the Company acquired the Grogan's Mill Village Center and related anchor site, a retail property in The Woodlands consisting of approximately 8.7 acres for $5.9 million in an asset acquisition.

Dispositions Gains and losses on asset dispositions are recorded to Gain (loss) on sale or disposal of real estate and other assets, net in the Consolidated Statements of Operations, unless otherwise noted.

Operating Assets During 2024, the Company completed the sale of four non-core ground leases in The Woodlands, for total proceeds of $9.6 million, resulting in a gain of $6.7 million.

In December 2024, the Company completed the sale of Lakeland Village Center at Bridgeland, a 67,947-square-foot retail property in Bridgeland, for $28.0 million, resulting in a gain of $11.4 million.

In February 2024, the Company completed the sale of Creekside Park Medical Plaza, a 32,689-square-foot medical office building in The Woodlands, for $14.0 million, resulting in a gain of $4.8 million.

In December 2023, the Company completed the sale of Memorial Hermann Medical Office, a 20,000-square-foot medical office building in The Woodlands, for $9.6 million, resulting in a gain of $3.2 million.

In July 2023, the Company completed the sale of two self-storage facilities with a total of 1,370 storage units in The Woodlands, for $30.5 million, resulting in a gain of $16.1 million.

In March 2023, the Company completed the sale of two land parcels in Honolulu, Hawaiʻi, including an 11,929-square-foot building at the Ward Village Retail property, for total consideration of $6.3 million, resulting in a gain of $4.7 million.

In December 2022, the Company completed the sale of Creekside Village Green, a 74,670-square-foot retail property in The Woodlands, for $28.4 million, resulting in a gain of $13.4 million.

In December 2022, the Company completed the sale of Lake Woodlands Crossing, a 60,261-square-foot retail property in The Woodlands, for $22.5 million, resulting in a gain of $12.2 million. The Company retained the underlying land and simultaneously with the sale executed a 99-year ground lease with the buyer, which is classified as an operating lease.

In June 2022, the Company completed the sale of the Outlet Collection at Riverwalk, a 264,080-square-foot outlet center located in downtown New Orleans, for $34.0 million, resulting in a gain on sale of $4.0 million.

In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker for $208.6 million. See Note 3 - *Investments in Unconsolidated Ventures* for additional information.

5. Impairment

The Company reviews its long-lived assets for potential impairment indicators when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment or disposal of long-lived assets in accordance with ASC 360 *Property, Plant, and Equipment*, requires that if impairment indicators exist and expected undiscounted cash flows generated by the asset over an anticipated holding period are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of the asset to its fair value. The impairment analysis does not consider the timing of future cash flows and whether the asset is expected to earn an above- or below-market rate of return. No impairment charges were recorded in continuing operations during the three years ended December 31, 2024.

The Company periodically evaluates strategic alternatives with respect to each property and may revise the strategy from time to time, including the intent to hold the asset on a long-term basis or the timing of potential asset dispositions. For example, the Company may decide to sell property that is held for use, and the sale price may be less than the carrying amount. As a result, changes in strategy could result in impairment charges in future periods.

The Company evaluates each investment in an unconsolidated venture discussed in Note 3 - *Investments in Unconsolidated Ventures* periodically for recoverability and valuation declines that are other-than-temporary. If the decrease in value of an investment is deemed to be other-than-temporary, the investment is reduced to its estimated fair value. No impairment charges were recorded in continuing operations during the three years ended December 31, 2024.

In 2023, the Company recorded a $709.5 million impairment charge related to the Seaport segment, which is now reported in discontinued operations following the spinoff of SEG.

6. Other Assets and Liabilities

Other Assets, Net The following table summarizes the significant components of Other assets, net as of December 31:

thousands	2024	2023
Special Improvement District receivable, net	$ 97,432	$ 74,899
Security, escrow, and other deposits	66,348	67,701
In-place leases, net	32,995	35,490
Other	28,433	16,531
Prepaid expenses	22,791	15,551
Tenant incentives and other receivables, net	12,567	10,840
Interest rate derivative assets	9,082	10,318
TIF receivable, net	4,340	6,371
Intangibles, net	3,359	1,360
Net investment in lease receivable	2,809	2,883
Notes receivable, net	870	1,412
Condominium inventory	525	671
Other assets, net	**$ 281,551**	**$ 244,027**

Accounts Payable and Other Liabilities The following table summarizes the significant components of Accounts payable and other liabilities as of December 31:

thousands	2024	2023
Condominium deposit liabilities	$ 459,683	$ 478,870
Construction payables	252,619	244,749
Deferred income	125,784	114,402
Accrued interest	51,828	53,301
Accounts payable and accrued expenses	48,317	47,602
Other	47,656	23,555
Tenant and other deposits	47,112	29,422
Accrued payroll and other employee liabilities	32,154	32,270
Accrued real estate taxes	29,284	30,096
Accounts payable and other liabilities	**$ 1,094,437**	**$ 1,054,267**

7. Intangibles

The following table summarizes the Company's intangible assets and liabilities:

thousands	As of December 31, 2024			As of December 31, 2023		
	Gross Asset (Liability)	Accumulated (Amortization) / Accretion	Net Carrying Amount	Gross Asset (Liability)	Accumulated (Amortization) / Accretion	Net Carrying Amount
Intangible Assets:						
Other intangibles	$ 4,526	$ (1,324)	$ 3,202	$ 2,407	$ (1,204)	$ 1,203
Indefinite lived intangibles	157	—	157	157	—	157
Tenant leases:						
In-place value	56,019	(23,024)	32,995	54,180	(18,690)	35,490
Above-market	1,281	(395)	886	292	(261)	31
Below-market	(627)	627	—	(576)	536	(40)
Total indefinite lived intangibles			$ 157			$ 157
Total amortizing intangibles			$ 37,083			$ 36,684

Other intangibles includes trademark and trade name intangibles related to MPCs as well as internally developed software. These intangibles are included in Other assets, net and are amortized on a straight-line basis over the estimated useful life of the asset. The tenant in-place, above-market, and below-market lease intangible assets resulted from real estate acquisitions. The in-place value and above-market value of tenant leases are included in Other assets, net and are amortized over periods that approximate the related lease terms. The below-market tenant leases are included in Accounts payable and other liabilities and are amortized over the remaining non-cancelable terms of the respective leases. See Note 6 - *Other Assets and Liabilities* for additional information regarding Other assets, net and Accounts payable and other liabilities.

Net amortization and accretion expense for these intangible assets and liabilities was $6.2 million in 2024, $4.3 million in 2023, and $4.7 million in 2022.

Future net amortization and accretion expense is estimated for each of the five succeeding years as shown below:

thousands	2025	2026	2027	2028	2029
Net amortization and accretion expense	$ 5,304	$ 5,073	$ 4,454	$ 4,344	$ 4,278

8. Mortgages, Notes, and Loans Payable, Net

Mortgages, Notes, and Loans Payable All mortgages, notes, and loans payable of HHH are held by HHC and its subsidiaries.

	December 31,	
thousands	**2024**	**2023**
Fixed-rate debt		
Senior unsecured notes	$ **2,050,000**	$ 2,050,000
Secured mortgages payable	**1,635,750**	1,442,505
Special Improvement District bonds	**83,779**	65,627
Variable-rate debt (a)		
Secured Bridgeland Notes	**283,000**	475,000
Secured mortgages payable	**1,115,908**	1,161,488
Unamortized deferred financing costs (b)	**(40,968)**	(47,628)
Mortgages, notes, and loans payable, net	$ **5,127,469**	$ 5,146,992

(a) The Company has entered into derivative instruments to manage the variable interest rate exposure. The Company had an interest rate swap and two interest rate caps that expired in the third quarter of 2023. See Note 10 - *Derivative Instruments and Hedging Activities* for additional information.

(b) Deferred financing costs are amortized to interest expense over the initial contractual term of the respective financing agreements using the effective interest method (or other methods which approximate the effective interest method).

As of December 31, 2024, land, buildings and equipment, developments, and other collateral with a net book value of $4.7 billion have been pledged as collateral for the Company's debt obligations. Senior notes totaling $2.1 billion and $89.0 million of Secured mortgages payable are recourse to the Company.

Senior Unsecured Notes During 2020 and 2021, the Company issued $2.1 billion of aggregate principal of senior unsecured notes. These notes have fixed rates of interest that are payable semi-annually and are interest only until maturity. These debt obligations are redeemable prior to the maturity date subject to a "make-whole" premium which decreases annually until 2026 at which time the redemption make-whole premium is no longer applicable. The following table summarizes the Company's senior unsecured notes by issuance date:

$ in thousands	Principal	Maturity Date	Interest Rate
August 2020	$ 750,000	August 2028	5.375%
February 2021	650,000	February 2029	4.125%
February 2021	650,000	February 2031	4.375%
Senior unsecured notes	$ 2,050,000		

Secured Mortgages Payable The Company's outstanding mortgages are collateralized by certain of the Company's real estate assets. Certain of the Company's loans contain provisions that grant the lender a security interest in the operating cash flow of the property that represents the collateral for the loan. Certain mortgage notes may be prepaid subject to a prepayment penalty equal to a yield maintenance premium, defeasance, or a percentage of the loan balance. Construction loans related to the Company's development properties are generally variable-rate, interest-only, and have maturities of five years or less. Debt obligations related to the Company's operating properties generally require monthly installments of principal and interest.

The following table summarizes the Company's Secured mortgages payable:

	December 31, 2024				December 31, 2023			
$ in thousands	Principal	Range of Interest Rates	Weighted-average Interest Rate	Weighted-average Years to Maturity	Principal	Range of Interest Rates	Weighted-average Interest Rate	Weighted-average Years to Maturity
Fixed rate (a)	$1,635,750	3.13% - 8.67%	4.74 %	5.8	$ 1,442,505	3.13% - 8.67%	4.45 %	7.0
Variable rate (b)	1,115,908	6.43% - 9.42%	7.67 %	1.7	1,161,488	7.08% - 10.48%	8.69 %	2.1
Secured mortgages payable	$2,751,658	3.13% - 9.42%	5.93 %	4.1	$ 2,603,993	3.13% - 10.48%	6.34 %	4.8

(a) Interest rates presented are based upon the coupon rates of the Company's fixed-rate debt obligations.

(b) Interest rates presented are based on the applicable reference interest rates as of December 31, 2024 and 2023, excluding the effects of interest rate derivatives.

The Company has entered into derivative instruments to manage its variable interest rate exposure. The weighted-average interest rate of the Company's variable-rate mortgages payable, inclusive of interest rate derivatives, was 7.02% as of December 31, 2024, and 7.86% as of December 31, 2023. See Note 10 - *Derivative Instruments and Hedging Activities* for additional information.

The Company's secured mortgages mature over various terms through September 2052. On certain of its debt obligations, the Company has the option to exercise extension options, subject to certain terms, which may include minimum debt service coverage, minimum occupancy levels or condominium sales levels, as applicable, and other performance criteria. In certain cases, due to property performance not meeting identified covenants, the Company may be required to pay down a portion of the loan to exercise the extension option.

During 2024, the Company's mortgage activity included draws on existing mortgages of $417.0 million, new borrowings of $95.1 million (excluding undrawn amounts on new construction loans), refinancings of $168.0 million, and repayments of $373.3 million. As of December 31, 2024, the Company's secured mortgage loans had $1.2 billion of undrawn lender commitment available to be drawn for property development, subject to certain restrictions.

Special Improvement District Bonds The Summerlin MPC uses SID bonds to finance certain common infrastructure improvements. These bonds are issued by the municipalities and are secured by the assessments on the land. The majority of proceeds from each bond issued is held in a construction escrow and disbursed to the Company as infrastructure projects are completed, inspected by the municipalities, and approved for reimbursement. Accordingly, the SID bonds have been classified as debt, and the Summerlin MPC pays the debt service on the bonds semi-annually. As Summerlin sells land, the buyers assume a proportionate share of the bond obligation at closing, and the residential sales contracts provide for the reimbursement of the principal amounts that the Company previously paid with respect to such proportionate share of the bond. These bonds bear interest at fixed rates ranging from 4.13% to 6.05% with maturities ranging from 2025 to 2054 as of December 31, 2024, and fixed rates ranging from 4.13% to 7.00% with maturities ranging from 2025 to 2053 as of December 31, 2023. For the year ended December 31, 2024, $38.0 million in SID bonds were issued and obligations of $18.0 million were assumed by buyers.

Secured Bridgeland Notes In the fourth quarter of 2024, the borrowing capacity of the Company's secured notes was expanded from $475.0 million to $600.0 million, and the maturity was extended from 2026 to 2029. This financing is secured by MUD receivables and land in Bridgeland. The loan required a 10% fully refundable deposit on the outstanding balance and has an interest rate of 6.81%. As of December 2023, outstanding borrowings were $475.0 million. In the third quarter of 2024, $192.0 million was repaid using the proceeds from the sale of MUD receivables, bringing outstanding borrowings to $283.0 million as of December 31, 2024.

Debt Compliance As of December 31, 2024, the Company was in compliance with all property-level debt covenants with the exception of five property-level debt instruments. As a result, the excess net cash flow after debt service from the underlying properties became restricted. While the restricted cash could not be used for general corporate purposes, it could be used to fund operations of the underlying assets and did not have a material impact on the Company's liquidity or its ability to operate these assets.

Scheduled Maturities The following table summarizes the contractual obligations relating to the Company's mortgages, notes, and loans payable as of December 31, 2024:

thousands	Mortgages, notes, and loans payable principal payments
2025	$ 421,202
2026	509,097
2027	415,717
2028	838,680
2029	1,270,240
Thereafter	1,713,501
Total principal payments	5,168,437
Unamortized deferred financing costs	(40,968)
Mortgages, notes, and loans payable	$ 5,127,469

9. Fair Value

ASC 820, *Fair Value Measurement* (ASC 820), emphasizes that fair value is a market-based measurement that should be determined using assumptions market participants would use in pricing an asset or liability. The standard establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets or liabilities at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the asset or liability. Assets or liabilities with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The following table presents the fair value measurement hierarchy levels required under ASC 820 for the Company's assets that are measured at fair value on a recurring basis. The Company does not have any liabilities that are measured at a fair value on a recurring basis for the periods presented.

| | | December 31, 2024 | | | | December 31, 2023 | | |
| | | Fair Value Measurements Using | | | | Fair Value Measurements Using | | |
thousands	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate derivative assets	$ 9,082	$ —	$ 9,082	$ —	$10,318	$ —	$ 10,318	$ —

The fair values of interest rate derivatives are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates derived from observable market interest rate curves.

The estimated fair values of the Company's financial instruments that are not measured at fair value on a recurring basis are as follows:

| | | December 31, 2024 | | December 31, 2023 | |
thousands	Fair Value Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and restricted cash	Level 1	$ 998,503	$ 998,503	$ 1,009,212	$ 1,009,212
Accounts receivable, net (a)	Level 3	105,185	105,185	101,373	101,373
Notes receivable, net (b)	Level 3	870	870	1,412	1,412
Liabilities:					
Fixed-rate debt (c)	Level 2	3,769,529	3,495,298	3,558,132	3,255,525
Variable-rate debt (c)	Level 2	1,398,908	1,398,908	1,636,488	1,636,488

(a) Accounts receivable, net is shown net of an allowance of $8.2 million at December 31, 2024, and $13.6 million at December 31, 2023. Refer to Note 1 - *Presentation of Financial Statements and Significant Accounting Policies* for additional information on the allowance.
(b) Notes receivable, net is shown net of an immaterial allowance at December 31, 2024, and December 31, 2023.
(c) Excludes related unamortized financing costs.

The carrying amounts of Cash and restricted cash, Accounts receivable, net, and Notes receivable, net approximate fair value because of the short-term maturity of these instruments.

The fair value of the Company's Senior Notes, included in fixed-rate debt in the table above, is based upon the trade price closest to the end of the period presented. The fair value of other fixed-rate debt in the table above was estimated based on a discounted future cash payment model, which includes risk premiums and risk-free rates derived from the Secured Overnight Financing Rate (SOFR) or U.S. Treasury obligation interest rates as of December 31, 2024. Refer to Note 8 - *Mortgages, Notes, and Loans Payable, Net* for additional information. The discount rates reflect the Company's judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assuming that the debt is outstanding through maturity.

The carrying amounts for the Company's variable-rate debt approximate fair value given that the interest rates are variable and adjust with current market rates for instruments with similar risks and maturities.

10. Derivative Instruments and Hedging Activities

The Company is exposed to interest rate risk related to its variable interest rate debt, and it manages this risk by utilizing interest rate derivatives. The Company uses interest rate swaps, collars, and caps to add stability to interest costs by reducing the Company's exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company's fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above an established ceiling rate and payment of variable amounts to a counterparty if interest rates fall below an established floor rate, in exchange for an upfront premium. No payments or receipts are exchanged on interest rate collar contracts unless interest rates rise above or fall below the established ceiling and floor rates. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an upfront premium. Certain of the Company's interest rate caps are not currently designated as hedges, and therefore, any gains or losses are recognized in current-period earnings within Interest expense on the Consolidated Statements of Operations. These derivatives are recorded on a gross basis at fair value on the balance sheet.

Assessments of hedge effectiveness are performed quarterly using regression analysis. The change in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive income (loss) (AOCI) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item being hedged. Derivatives accounted for as cash flow hedges are classified in the same category in the Consolidated Statements of Cash Flows as the items being hedged. Gains and losses from derivative financial instruments are reported in Cash provided by (used in) operating activities within the Consolidated Statements of Cash Flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. To mitigate its credit risk, the Company reviews the creditworthiness of counterparties and enters into agreements with those that are considered credit-worthy, such as large financial institutions with favorable credit ratings. There were no derivative counterparty defaults as of December 31, 2024 or 2023.

If the derivative contracts are terminated prior to their maturity, the amounts previously recorded in AOCI are recognized in earnings over the period that the hedged transaction impacts earnings. During the year ended December 31, 2024, the Company recorded an immaterial reduction in Interest expense related to the amortization of terminated swaps.

Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on the Company's variable-rate debt. Over the next 12 months, HHH estimates that $3.0 million of net gain will be reclassified to Interest expense including amounts related to the amortization of terminated swaps.

The following table summarizes certain terms of the Company's derivative contracts. The Company reports derivative assets in Other assets, net and derivative liabilities in Accounts payable and other liabilities.

thousands	Notional Amount	Fixed Interest Rate (a)	Effective Date	Maturity Date	Fair Value Asset (Liability) December 31, 2024	Fair Value Asset (Liability) December 31, 2023
Derivative instruments not designated as hedging instruments: (b)						
Interest rate collar	173,477	2.00% - 4.50%	6/1/2023	6/1/2025	$ 35	$ 417
Interest rate collar	205,613	2.00% - 4.50%	6/1/2023	6/1/2025	34	440
Interest rate cap	75,000	2.50%	10/12/2021	9/29/2025	919	2,274
Interest rate cap	59,500	2.50%	10/12/2021	9/29/2025	729	1,804
Interest rate cap	59,619	6.00%	6/20/2024	7/15/2026	30	—
Interest rate cap	6,924	6.00%	6/20/2024	7/15/2026	4	—
Interest rate cap	46,875	5.25%	12/2/2024	12/15/2026	297	—
Derivative instruments designated as hedging instruments:						
Interest rate cap	127,000	5.50%	11/10/2022	11/7/2024	—	28
Interest rate cap	127,000	3.50%	11/7/2024	11/7/2025	725	—
Interest rate cap	73,241	5.00%	12/22/2022	12/21/2025	15	223
Interest rate swap (c)	175,000	3.69%	1/3/2023	1/1/2027	1,062	117
Interest rate swap	40,800	1.68%	3/1/2022	2/18/2027	1,979	2,496
Interest rate swap	34,392	4.89%	11/1/2019	1/1/2032	3,253	2,519
Total fair value derivative assets					$ 9,082	$ 10,318

(a)   These rates represent the swap rate and cap strike rate on HHH's interest rate swaps, caps, and collars.
(b)   Interest income related to these contracts was $1.4 million in 2024 and $0.5 million in 2023.
(c)   In the first quarter of 2024, the Company terminated a portion of this swap, reducing the notional amount from $200.0 million to $175.0 million.

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives		
thousands	2024	2023	2022
Interest rate derivatives	$ 4,818	$ 3,809	$ 25,657

Location of Gain (Loss) Reclassified from AOCI into Statements of Operations	Amount of Gain (Loss) Reclassified from AOCI into Statements of Operations		
thousands	2024	2023	2022
Interest expense	$ 4,497	$ 13,131	$ (6,041)

Credit-risk-related Contingent Features   The Company has agreements at the property level with certain derivative counterparties that contain a provision where if the Company defaults on the related property-level indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its related derivative obligations. None of the Company's derivatives which contain credit-risk-related features were in a net liability position as of December 31, 2024.

11. Commitments and Contingencies

Litigation   In the normal course of business, from time to time, the Company is involved in legal proceedings relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that may ultimately result from normal course of business legal actions are not expected to have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

Columbia   The Company is currently developing certain property it owns in the Lakefront neighborhood of Downtown Columbia, which is subject to certain recorded documents, covenants, and restrictions (Covenants). Under the Covenants, HHH is the master developer of the Lakefront neighborhood. In 2017, IMH Columbia, LLC (IMH) purchased the site of a former Sheraton Hotel (Hotel Lot) subject to the Covenants. IMH has made demands that HHH accede to IMH's development plans for the Hotel Lot and HHH has exercised its right under the Covenants to object to IMH's plans for the Hotel Lot. IMH filed a complaint seeking (1) a declaration that (A) HHH gave its consent, under the Covenants, to IMH's proposed changes in use and onsite parking, or (B) that the limitations under the Covenants are obsolete and unenforceable, (2) damages reimbursing the costs and expenses IMH claims to have incurred in reliance on HHH's alleged consent to IMH's proposed development, (3) damages related to the expectation of lost profits, which IMH alleges were caused by HHH breaching the Covenants by prohibiting IMH from proceeding with their proposed development, and (4) declarations finding that HHH had breached the shared parking related Covenants relating to HHH's own property. The jury trial concluded in April 2024, and the jury found partially in favor of IMH and awarded damages of $17.0 million, which will accrue post-judgment interest of 10% annually from the date of the final judgment. The Company has filed a notice of appeal and will continue to defend the matter as it believes that these claims are without merit and that it has substantial legal and factual defenses to the claims and allegations contained in the complaint.

Timarron Park   In June 2018, the Company was served with a petition involving approximately 500 individuals or entities who claim that their properties, located in the Timarron Park neighborhood of The Woodlands, were damaged by flood waters that resulted from the unprecedented rainfall that occurred throughout Harris County and surrounding areas during Hurricane Harvey in August 2017. The complaint was filed in State Court in Harris County of the State of Texas. In general, the plaintiffs allege negligence in the development of Timarron Park and violations of Texas' Deceptive Trade Practices Act and name as defendants The Howard Hughes Corporation, The Woodlands Land Development Company, and two unaffiliated parties involved in the planning and engineering of Timarron Park. The plaintiffs are seeking restitution for damages to their properties and diminution of their property values. In August 2022, the Court granted the Company's summary judgment motions and dismissed the plaintiffs' claims. The Plaintiffs appealed the Company's summary judgment win on Plaintiffs' claims for negligence and negligent undertaking. Plaintiffs did not appeal the Company's summary judgment win on the rest of the Plaintiffs' causes of action. A Court of Appeals three-judge panel affirmed the trial court's decision, and the Plaintiffs filed a motion for rehearing, which is currently pending. The Company will continue to defend the matter as it believes that these claims are without merit and that it has substantial legal and factual defenses to the claims and allegations contained in the complaint. Based upon the present status of this matter, the Company does not believe it is probable that a loss will be incurred. Accordingly, the Company has not recorded a charge as a result of this action.

Waiea   The Company entered into a settlement agreement with the Waiea homeowners association related to certain construction defects at the condominium tower. Pursuant to the settlement agreement, the Company agreed to pay for the repair of the defects. However, as the Company believed the general contractor was ultimately responsible for the defects, the Company sought to recover the repair costs from the general contractor, other responsible parties, and insurance proceeds. Total estimated cost related to the remediation was $158.4 million, inclusive of $3.0 million of additional costs recognized in the first quarter of 2024. The sixth and final amendment of resolution of disputes and release agreement was executed during the first quarter of 2024, thereby releasing the Company from any further claims or demands from the Waiea homeowners association arising from or relating to the construction or repair of the condominium project. As of December 31, 2024, $0.4 million remains in Construction payables for the estimated repair costs related to this matter, which is included in Accounts payable and other liabilities in the accompanying Consolidated Balance Sheets.

In July 2024, the Company executed a settlement agreement with the general contractor, the Waiea homeowners association, and various insurance carriers. As part of this settlement, the Company received $90.0 million of insurance proceeds from various insurance carriers during the third quarter of 2024, which was recognized in Other income (loss), net in the accompanying Consolidated Statements of Operations. The amount received represents the full payout of the related insurance policy and per the executed agreement the Company agreed to release the general contractor and the insurance carriers from any further claims related to the construction defects at the condominium tower.

Also, as part of this settlement agreement, the Company agreed to pay the general contractor $22.0 million, representing the final payment of project costs previously incurred by the general contractor. This amount was paid in September 2024, and as the Company had $9.9 million accrued at December 31, 2023, related to these costs, the difference of $12.1 million was recognized in Condominium rights and units cost of sales in the accompanying Consolidated Statements of Operations.

Kō'ula On January 25, 2025, the Association of Unit Owners of Kō'ula (AOUO) provided notice of a claim filed against the Howard Hughes Corporation, and alleged affiliated entities, in the Circuit Court of First Circuit, State of Hawaii. This claim is a building-wide construction matter alleging unspecified construction defects. As the Company is awaiting information from the AOUO identifying its claims with specificity, the Company has not accrued any amount related to this claim as no estimate can be made at this time. The Company does have an insurance policy to cover legal fees and defect repairs, if necessary.

Letters of Credit and Surety Bonds As of December 31, 2024, the Company had outstanding letters of credit totaling $3.9 million and surety bonds totaling $353.8 million. As of December 31, 2023, the Company had outstanding letters of credit totaling $3.9 million and surety bonds totaling $470.4 million. These letters of credit and surety bonds were issued primarily in connection with insurance requirements, special real estate assessments, and construction obligations.

Operating Leases The Company leases land or buildings at certain properties from third parties, which are recorded in Operating lease right-of-use assets and Operating lease obligations on the Consolidated Balance Sheets. See Note 17 - *Leases* for further discussion.

Guaranty Agreements The Company evaluates the likelihood of future performance under the below guarantees and, as of December 31, 2024 and 2023, there were no events requiring financial performance under the following guarantees.

Seaport Entertainment Guaranty Immediately prior to the spinoff, 250 Seaport District, LLC (SEG Borrower), then a subsidiary of HHH, refinanced the existing mortgage loan related to the 250 Water Street property. This included the repayment of the existing mortgage loan payable with a carrying value of $113.4 million and the incurrence of $61.3 million in new mortgage indebtedness (SEG Term Loan). As part of the refinancing, SEG Borrower also entered into a total return swap with a third-party lender to provide credit support for the SEG Term Loan, which was supported by a guaranty provided by a separate subsidiary of HHH (HHH Guarantor). The SEG Term Loan and related total return swap were included in the liabilities transferred to Seaport Entertainment upon completion of the spinoff. As a result, following the spinoff, HHH Guarantor now provides a full backstop guaranty for the SEG Term Loan.

The SEG Term Loan agreement is scheduled to mature on July 1, 2029. Collateral for the loan includes the 250 Water Street property which was transferred to SEG upon completion of the spinoff. Under the terms of SEG's loan agreement, the Loan-to-Value (LTV) ratio must not exceed certain thresholds. In the event the LTV ratio exceeds the applicable threshold, SEG must pay down the loan to an amount that would result in an LTV ratio under the applicable threshold. In the event SEG fails to make any necessary payments when due, HHH Guarantor is required to make all payments in full.

In consideration of HHH Guarantor providing such guaranty, SEG will pay the Company an annualized guaranty fee equal to 2.0% of the total outstanding principal, paid monthly. The Company's maximum exposure under this guaranty is equal to the outstanding principal and interest balance at the end of each period. Given the value of the 250 Water Street property collateral, the Company does not expect to have to perform under this guaranty. As of December 31, 2024, the SEG Term Loan LTV ratio is under the applicable threshold.

Floreo In October 2022, Floreo, the Company's 50%-owned joint venture in Teravalis, closed on a $165 million bond financing. Outstanding borrowings as of December 31, 2024, were $158.6 million. A wholly owned subsidiary of the Company (HHC Member) provides a guaranty for the bond in the form of a collateral maintenance commitment under which it will post refundable cash collateral if the Loan-to-Value ratio exceeds 50%. A separate wholly owned subsidiary of the Company also provides a backstop guaranty of up to $50 million of the cash collateral commitment in the event HHC Member fails to make necessary payments when due. The cash collateral becomes nonrefundable if Floreo defaults on the bond obligation. The Company received a fee of $5.0 million in exchange for providing this guaranty, which was recognized in Accounts payable and other liabilities on the Consolidated Balance Sheets as of December 31, 2024. This liability amount will be recognized in Other income (loss), net in a manner that corresponds to the bond repayment by Floreo. The Company's maximum exposure under this guaranty is equal to the cash collateral that the Company may be obligated to post. As of December 31, 2024, the Company has not posted any cash collateral. Given the existence of other collateral including the undeveloped land owned by Floreo, the entity's extensive and discretionary development plan, and its eligibility for reimbursement of a significant part of the development costs from the Community Facility District in Arizona, the Company does not expect to have to post collateral.

Downtown Columbia The Company's wholly owned subsidiaries agreed to complete defined public improvements and to indemnify Howard County, Maryland, for certain matters as part of the Downtown Columbia Redevelopment District TIF bonds. To the extent that increases in taxes do not cover debt service payments on the TIF bonds, the Company's wholly owned subsidiary is obligated to pay special taxes. Management has concluded that, as of December 31, 2024, any obligations to pay special taxes are not probable.

Ward Village As part of the Company's development permits with the Hawai'i Community Development Authority for the condominium towers at Ward Village, the Company entered into a guaranty whereby it is required to reserve 20% of the residential units for local residents who meet certain maximum income and net worth requirements. This guaranty, which is triggered once the necessary permits are granted and construction commences, was satisfied for Waiea, Anaha, and Ae'o, with the opening of Ke Kilohana, which is a workforce tower fully earmarked to fulfill this obligation for the first four towers. The reserved units for 'A'ali'i tower are included in the 'A'ali'i tower. Units for Kō'ula, Victoria Place, The Park Ward Village, and Kalae will be satisfied with the construction of Ulana Ward Village, which is a second workforce tower fully earmarked to fulfill the remaining reserved housing guaranty in the community. Ulana Ward Village began construction in early 2023.

12. Stock-Based Compensation Plans

In May 2020, the Company's stockholders approved The Howard Hughes Corporation 2020 Equity Incentive Plan (the 2020 Equity Plan). Pursuant to the 2020 Equity Plan, 1,350,000 shares of the Company's common stock were reserved for issuance. The 2020 Equity Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. Employees, directors, and consultants of the Company are eligible for Awards. The 2020 Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors (Compensation Committee).

Prior to the adoption of the 2020 Equity Plan, equity awards were issued under The Howard Hughes Corporation Amended and Restated 2010 Equity Incentive Plan (the 2010 Equity Plan). The adoption of the 2020 Equity Plan did not impact the administration of Awards issued under the 2010 Equity Plan but following adoption of the 2020 Equity Plan, equity awards will no longer be granted under the 2010 Equity Plan.

As of December 31, 2024, there were a maximum of 598,842 HHH shares available for future grants under the 2020 Equity Plan.

Prior to the spinoff of SEG, the Company had outstanding stock-based compensation awards in the form of stock options and RSAs, which were settleable in shares of common stock of HHH. At the time of the spinoff, all of these Awards were modified to adjust the number of HHH shares by certain ratios and/or allocation factors. The stock options were modified into HHH stock options and SEG stock options based on the applicable ratios and/or allocation factors. In addition, the growth targets for the RSAs based on Net Asset Value and related performance conditions were revised to carve out the impact of the spinoff. Also, the market conditions related to TSR targets were evaluated as of the spinoff date for the TSR-based RSAs and then modified to time-based, service conditions only. The number of grantees affected by the modification was 193 and the total incremental stock-based compensation cost resulting from the modification is $1.6 million.

The following summarizes stock-based compensation expense, net of amounts capitalized to development projects, for the years ended December 31:

thousands	2024	2023	2022
Stock Options (a)	$ 195	$ 336	$ 250
Restricted Stock (b)	11,875	11,389	6,860
Pre-tax stock-based compensation expense	$ 12,070	$ 11,725	$ 7,110
Income tax benefit	$ 1,077	$ 1,001	$ 636

(a) Amounts shown are net of immaterial amounts capitalized to development projects.
(b) Amounts shown are net of $3.9 million capitalized to development projects in 2024, $4.6 million capitalized to development projects in 2023, and $4.8 million capitalized to development projects in 2022.

Stock Options As a result of the modification, 102,337 HHH stock options were cancelled representing all outstanding HHH stock options as of the modification date and replaced with 110,255 new HHH stock options granted on the modification date. The weighted-average exercise price for stock options granted is based on the post-spinoff exercise price for these awards. There were no other stock options granted during 2024 and no exercises in 2024. There were no grants nor exercises of stock options in 2023. The following table summarizes stock option activity:

	Stock Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Stock options outstanding at December 31, 2023	134,337	$ 108.76		
Granted	110,255	94.86		
Forfeited	(113,414)	103.17		
Expired	(39,776)	124.89		
Stock options outstanding at December 31, 2024	91,402	$ 91.90	3.9	$ 491,624
Stock options vested and expected to vest at December 31, 2024	91,402	$ 91.90	3.9	$ 491,624
Stock options exercisable at December 31, 2024	46,861	$ 114.98	1.9	$ —

There were no stock options exercised during 2023. The total intrinsic value of stock options exercised was $0.1 million during 2022, based on the difference between the market price at the exercise date and the exercise price. Cash received from stock option exercises was $0.3 million in 2022. The tax benefit from these exercises was immaterial.

The fair value of stock option awards is determined using the Black-Scholes option-pricing model with the following assumptions:
  – *Expected life*—Based on the average of the time to vesting and full term of an option
  – *Risk-free interest rates*—Based on the U.S. Treasury rate over the expected life of an option
  – *Expected volatility*—Based on the average of implied and historical volatilities as of each of the grant dates

The fair value on the grant date and the significant assumptions used in the Black-Scholes option-pricing model are as follows:

	2024	2023	2022
Weighted-average grant date fair value	$11.16	N/A	$37.70
Assumptions			
Expected life of options (in years) (a)	3.3	N/A	7.5
Risk-free interest rate	4.3%	N/A	3.4%
Expected volatility	30.6%	N/A	50.3%
Expected annual dividend per share	—	N/A	—

(a) The expected life of options granted in 2024 is the expected time to exercise from the modification date as determined by the Black-Scholes option-pricing model.

Generally, options granted vest over requisite service periods, expire ten years after the grant date and generally do not become exercisable until their restrictions on exercise lapse after the five-year anniversary of the grant date.

The balance of unamortized stock option expense as of December 31, 2024, was $0.3 million, which is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock Restricted stock awards issued under the 2020 Equity Plan provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed as established by the Compensation Committee. In addition to the granting of restricted stock to certain members of management, the Company awards restricted stock to non-employee directors as part of their annual retainer. The management awards generally vest over a range of three to five years, and non-employee director awards generally vest in approximately one year.

As a result of the modification, 528,710 restricted stock awards were cancelled representing all unvested restricted stock awards as of the modification date and replaced with 438,266 new restricted stock awards granted on the modification date. The weighted-average grant date fair value for restricted stock granted due to modification is based on the fair value at date of modification. The following table summarizes restricted stock activity:

	Restricted Stock	Weighted-average Grant Date Fair Value	
Restricted stock outstanding at December 31, 2023	393,698	$	79.94
Granted	740,907		66.16
Vested	(135,961)		75.84
Forfeited	(626,689)		78.49
Restricted stock outstanding at December 31, 2024	371,955	$	56.43

The grant date fair value of restricted stock is based on the closing price of common stock at grant date. For restricted stock awards that vest based on stockholder returns, the grant date fair value is calculated using a Monte-Carlo approach which simulates the Company's stock price on the corresponding vesting dates and is reflected at the target level of performance. For restricted stock awards that vest based on net asset value per share, the grant date fair value is calculated using a Monte-Carlo approach which simulates the Company's net asset value on the vesting date and is reflected at the target level of performance.

The weighted-average grant-date fair value per share of restricted stock granted was $83.85 during 2023 and $88.19 during 2022. The fair value of restricted stock that vested was $10.3 million during 2024, $9.6 million during 2023, and $8.0 million during 2022, based on the HHH market price at the vesting date.

The balance of unamortized restricted stock expense as of December 31, 2024, was $17.5 million, which is expected to be recognized over a weighted-average period of 1.7 years.

13. Income Taxes

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates currently in effect. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.

The following summarizes income tax expense (benefit) for the years ended December 31:

thousands		2024		2023		2022
Current	$	18,655	$	36,315	$	26,364
Deferred		61,529		(9,897)		55,832
Total	$	80,184	$	26,418	$	82,196

Reconciliation of the Income tax expense (benefit) if computed at the U.S. federal statutory income tax rate to the Company's reported Income tax expense (benefit) for the years ended December 31 is as follows:

thousands except percentages	2024	2023	2022
Income (loss) from continuing operations before income taxes	$ 365,399	$ 109,828	$ 334,905
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
Tax computed at the U.S. federal statutory rate	$ 76,734	$ 23,064	$ 70,330
Increase (decrease) in valuation allowance, net	(20,736)	4,003	(1,209)
State income tax expense (benefit), net of federal income tax	18,719	(4,432)	11,232
Tax expense (benefit) from other change in rates, prior period adjustments, and other permanent differences	3,398	1,701	314
Tax expense on compensation disallowance	1,920	2,133	1,551
Net (income) loss attributable to noncontrolling interests	149	(51)	(22)
Income tax expense (benefit)	$ 80,184	$ 26,418	$ 82,196
Effective tax rate	21.9 %	24.1 %	24.5 %

As of December 31, 2024, the amounts and expiration dates of operating loss carryforwards for tax purposes are as follows:

thousands	Amount
Net operating loss carryforwards - Federal (a)	$ 802,747
Net operating loss carryforwards - State (b)	1,237,887

(a) Federal net operating loss carryforwards have an indefinite carryforward period.

(b) State net operating loss carryforwards of $979.7 million have an indefinite carryforward period. The remaining $258.1 million of carryforwards have varying carryforward periods through 2044.

The following summarizes tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31:

thousands	2024	2023
Deferred tax assets:		
Operating and development properties and fixed assets	$ —	$ 204,532
Investments in unconsolidated ventures	—	11,577
Accrued expenses	6,350	6,893
Prepaid expenses	45	2,015
Other	930	1,804
Operating loss and tax carryforwards	205,892	52,301
Total deferred tax assets	213,217	279,122
Valuation allowance	(16,314)	(62,789)
Total net deferred tax assets	$ 196,903	$ 216,333
Deferred tax liabilities:		
Master Planned Communities properties	$ (209,067)	$ (205,611)
Operating and development properties and fixed assets	(26,828)	—
Deferred income	(81,073)	(76,329)
Accounts receivable	(19,202)	(18,686)
Investments in unconsolidated ventures	(2,833)	—
Total deferred tax liabilities	(339,003)	(300,626)
Total net deferred tax liabilities	$ (142,100)	$ (84,293)

The deferred tax liability associated with the Company's MPCs is largely attributable to the difference between the basis and value determined as of the date of the acquisition by its predecessors adjusted for sales that have occurred since that time. The recognition of these deferred tax liabilities is dependent upon the timing and sales price of future land sales and the method of accounting used for income tax purposes. The deferred tax liability related to deferred income represents the difference between the income tax method of accounting and the financial statement method of accounting for prior sales of land in the Company's MPCs.

Generally, the Company is currently open to audit under the statute of limitations by the Internal Revenue Service as well as state taxing authorities for the years ended December 31, 2020 through 2023. In the Company's opinion, it has made adequate tax provisions for years subject to examination. However, the final determination of tax examinations and any related litigation could be different from what was reported on the returns.

The Company applies the generally accepted accounting principle related to accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition issues.

The Company recognizes and reports interest and penalties related to unrecognized tax benefits, if applicable, within the provision for income tax expense. The Company had no unrecognized tax benefits for the years ended December 31, 2024, 2023, or 2022, and therefore did not recognize any interest expense or penalties on unrecognized tax benefits.

14. Accumulated Other Comprehensive Income (Loss)

The following tables summarize changes in AOCI, all of which are presented net of tax:

thousands	
Balance at December 31, 2021	$ (14,457)
Derivative instruments:	
Other comprehensive income (loss) before reclassifications	25,657
(Gain) loss reclassified to net income	6,041
Reclassification of the Company's share of previously deferred derivative gains to net income (a)	(6,723)
Pension adjustment	(183)
Net current-period other comprehensive income (loss)	24,792
Balance at December 31, 2022	$ 10,335
Derivative instruments:	
Other comprehensive income (loss) before reclassifications	3,809
(Gain) loss reclassified to net income	(13,131)
Pension adjustment	259
Net current-period other comprehensive income (loss)	(9,063)
Balance at December 31, 2023	$ 1,272
Derivative instruments:	
Other comprehensive income (loss) before reclassifications	4,818
(Gain) loss reclassified to net income	(4,497)
Pension adjustment	375
Net current-period other comprehensive income (loss)	696
Balance at December 31, 2024	$ 1,968

(a) In March 2022, the Company completed the sale of its ownership interest in 110 North Wacker and released a net of $6.7 million from Accumulated other comprehensive income (loss), representing the Company's $8.6 million share of previously deferred gains associated with the Venture's derivative instruments net of tax expense of $1.9 million. Refer to Note 3 - *Investments in Unconsolidated Ventures* for additional information.

The following table summarizes the amounts reclassified out of AOCI for the years ended December 31:

Accumulated Other Comprehensive Income (Loss) Components *thousands*	2024	2023	Affected line items in the Statements of Operations
(Gains) losses on cash flow hedges	$ (5,821)	$ (16,970)	Interest expense
Income taxes on (gains) losses on cash flow hedges	1,324	3,839	Income tax expense (benefit)
Total reclassifications of (income) loss for the period	$ (4,497)	$ (13,131)	

15. Earnings Per Share

Basic earnings (loss) per share (EPS) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of options and non-vested stock issued under stock-based compensation plans is computed using the treasury stock method. The dilutive effect of the warrants, which expired without being exercised in 2023, was computed using the if-converted method.

Information related to the Company's EPS calculations is summarized for the years ended December 31 as follows:

thousands except per share amounts	2024	2023	2022
Net income (loss)			
Net income (loss) from continuing operations	$ 285,215	$ 83,410	$ 252,709
Net (income) loss attributable to noncontrolling interests	711	(243)	(103)
Net income (loss) from continuing operations attributable to common stockholders	285,926	83,167	252,606
Net income (loss) from discontinued operations	(88,223)	(634,940)	(68,073)
Net income (loss) attributable to common stockholders	$ 197,703	$ (551,773)	$ 184,533
Shares			
Weighted-average common shares outstanding — basic	49,686	49,568	50,513
Restricted stock and stock options	226	48	45
Weighted-average common shares outstanding — diluted	49,912	49,616	50,558
Net income (loss) per common share			
Basic income (loss) per share — continuing operations	$ 5.75	$ 1.68	$ 5.00
Basic income (loss) per share — discontinued operations	$ (1.78)	$ (12.81)	$ (1.35)
Basic income (loss) per share — attributable to common stockholders	$ 3.98	$ (11.13)	$ 3.65
Diluted income (loss) per share — continuing operations	$ 5.73	$ 1.68	$ 5.00
Diluted income (loss) per share — discontinued operations	$ (1.77)	$ (12.80)	$ (1.35)
Diluted income (loss) per share — attributable to common stockholders	$ 3.96	$ (11.12)	$ 3.65
Anti-dilutive shares excluded from diluted EPS			
Restricted stock and stock options	66	250	531
Warrants	—	—	2,053

Common Stock Repurchases In October 2021, the Company's board of directors (Board) authorized a share repurchase program, pursuant to which the Company was authorized to purchase up to $250.0 million of its common stock through open-market transactions. During the fourth quarter of 2021, the Company repurchased 1,023,284 shares of its common stock, par value $0.01 per share, for $96.6 million, or approximately $94.42 per share. During the first quarter of 2022, the Company repurchased an additional 1,579,646 shares of its common stock, for $153.4 million, or approximately $97.10 per share, thereby completing all authorized purchases under the October 2021 plan.

In March 2022, the Board authorized an additional share repurchase program, pursuant to which the Company may, from time to time, purchase up to $250.0 million of its common stock through open-market transactions. The date and time of such repurchases will depend upon market conditions, and the program may be suspended or discontinued at any time. During 2022, the Company repurchased 2,704,228 shares of its common stock under this program for approximately $235.0 million at an average price of $86.90 per share. All purchases were funded with cash on hand.

16. Revenues

Revenues from contracts with customers (excluding lease-related revenues) are recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue and cost of sales for condominium units sold are not recognized until the construction is complete, the sale closes, and the title to the property has transferred to the buyer (point in time). Additionally, certain real estate selling costs, such as the costs related to the Company's condominium model units, are either expensed immediately or capitalized as property and equipment and depreciated over their estimated useful life.

The following presents the Company's revenues disaggregated by revenue source for the years ended December 31:

thousands	2024	2023	2022
Revenues from contracts with customers			
Recognized at a point in time:			
Condominium rights and unit sales	$ 778,616	$ 47,707	$ 677,078
Master Planned Communities land sales	453,195	370,185	316,065
Builder price participation	52,023	60,989	71,761
Total	1,283,834	478,881	1,064,904
Recognized at a point in time or over time:			
Other land, rental, and property revenues	44,755	46,255	44,893
Rental and lease-related revenues			
Rental revenue	422,100	383,617	379,693
Total revenues	$ 1,750,689	$ 908,753	$ 1,489,490
Revenues by segment			
Operating Assets revenues	$ 444,300	$ 410,254	$ 401,304
Master Planned Communities revenues	522,925	448,452	408,365
Strategic Developments revenues	783,396	49,987	679,763
Corporate revenues	68	60	58
Total revenues	$ 1,750,689	$ 908,753	$ 1,489,490

Contract Assets and Liabilities Contract assets are the Company's right to consideration in exchange for goods or services that have been transferred to a customer, excluding any amounts presented as a receivable. Contract liabilities are the Company's obligation to transfer goods or services to a customer for which the Company has received consideration.

There were no contract assets for the periods presented. The contract liabilities primarily relate to escrowed condominium deposits, MPC land sales deposits, and deferred MPC land sales related to unsatisfied land improvements. The beginning and ending balances of contract liabilities and significant activity during the periods presented are as follows:

thousands	Contract Liabilities
Balance at December 31, 2022	$ 453,091
Consideration earned during the period	(109,030)
Consideration received during the period	231,560
Balance at December 31, 2023	$ 575,621
Consideration earned during the period	(865,949)
Consideration received during the period	874,864
Balance at December 31, 2024	$ 584,536

Remaining Unsatisfied Performance Obligations The Company's remaining unsatisfied performance obligations represent a measure of the total dollar value of work to be performed on contracts executed and in progress. These performance obligations primarily relate to the completion of condominium construction and transfer of control to a buyer, as well as the completion of contracted MPC land sales and related land improvements. These obligations are associated with contracts that generally are non-cancelable by the customer after 30 days for all Ward Village condominiums and after 6 days for The Ritz-Carlton Residences; however, purchasers of condominium units have the right to cancel the contract should the Company elect not to construct the condominium unit within a certain period of time or materially change the design of the condominium unit. The aggregate amount of the transaction price allocated to the Company's remaining unsatisfied performance obligations as of December 31, 2024, was $3.1 billion. The Company expects to recognize this amount as revenue over the following periods:

thousands	Less than 1 year	1-2 years	3 years and thereafter
Total remaining unsatisfied performance obligations	$ 717,723	$ 721,738	$ 1,623,159

The Company's remaining performance obligations are adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate. These amounts exclude estimated amounts of variable consideration which are constrained, such as builder price participation.

17. Leases

The Company has lease agreements with lease and non-lease components and has elected to aggregate these components into a single component for all classes of underlying assets. Certain of the Company's lease agreements include non-lease components such as fixed common area maintenance charges.

Lessee Arrangements The Company determines whether an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets and Operating lease obligations on the Consolidated Balance Sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an estimate of the incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Operating lease right-of-use asset also includes any lease payments made, less any lease incentives and initial direct costs incurred. The Company does not have any finance leases.

The Company's lessee agreements consist of operating leases primarily for ground leases and other real estate. The Company's leases have remaining lease terms of approximately 2 years to approximately 25 years, excluding extension options. The Company considers its strategic plan and the life of associated agreements in determining when options to extend or terminate lease terms are reasonably certain of being exercised. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain of the Company's lease agreements include variable lease payments based on a percentage of income generated through subleases, changes in price indices and market rates, and other costs arising from operating, maintenance, and taxes. The Company's lease agreements do not contain residual value guarantees or restrictive covenants. The Company leases certain buildings and office space constructed on its ground leases to third parties.

The Company's leased assets and liabilities are as follows:

thousands	2024	2023
Operating lease right-of-use assets	$ 5,806	$ 5,463
Operating lease obligations	$ 5,456	$ 5,362

Future minimum lease payments as of December 31, 2024, are as follows:

thousands	Operating Leases
2025	$ 692
2026	956
2027	898
2028	616
2029	622
Thereafter	5,981
Total lease payments	9,765
Less: imputed interest	(4,309)
Present value of lease liabilities	$ 5,456

Other information related to the Company's lessee agreements is as follows:

Supplemental Consolidated Statements of Cash Flows Information	Year ended December 31,	
thousands	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows on operating leases	$ 759	$ 368

Other Information	2024	2023
Weighted-average remaining lease term (years)		
Operating leases	16.4	18.6
Weighted-average discount rate		
Operating leases	7.1 %	7.4 %

Lessor Arrangements   The Company receives rental income from the leasing of retail, office, multifamily, and other space under operating leases, as well as certain variable tenant recoveries. Operating leases for retail, office, and other properties are with a variety of tenants and have a remaining average term of approximately five years. Lease terms generally vary among tenants and may include early termination options, extension options, and fixed rental rate increases or rental rate increases based on an index. Multifamily leases generally have a term of 12 months or less. Minimum rent revenues related to operating leases are as follows:

	Year ended December 31,	
thousands	2024	2023
Total minimum rent payments	$ 235,652	$ 219,025

Total future minimum rents associated with operating leases are as follows:

thousands	Total Minimum Rent
2025	$ 237,680
2026	233,774
2027	224,137
2028	202,047
2029	182,760
Thereafter	672,278
Total	$ 1,752,676

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases when collectability is reasonably assured and the tenant has taken possession of, or controls, the physical use of the leased asset. Percentage rent in lieu of fixed minimum rent is recognized as sales are reported from tenants. Minimum rent revenues reported on the Consolidated Statements of Operations also include amortization related to above-market and below-market tenant leases on acquired properties.

18. Segments

In 2024, the Company completed the spinoff of Seaport Entertainment Group Inc. which included all assets in the previously reported Seaport segment and the Las Vegas Aviators and Las Vegas Ballpark previously included in the Operating Assets segment. These assets are now disclosed as discontinued operations in the current and prior periods. See Note 2 - *Discontinued Operations* for additional information on the spinoff transaction.

The Company has three business segments, Operating Assets, MPC, and Strategic Developments, which are organized based on the different products and services that each segment offers, and are separately managed as each requires different operating strategies or management expertise reflective of management's operating philosophies and methods. The Company's segments or assets within such segments could change in the future as development of certain properties commences or other operational or management changes occur. All operations are within the United States.

Activity within each of the Company's reportable segments is as follows:

– **Operating Assets** – consists of developed or acquired retail, office, and multifamily properties along with other real estate investments. These properties are currently generating rental revenues and may be redeveloped, repositioned, or sold to improve segment performance or to recycle capital.

– **MPC** – consists of the development and sale of land in large-scale, long-term community development projects in and around Las Vegas, Nevada; Houston, Texas; and Phoenix, Arizona. Revenues are primarily generated through the sale of residential and commercial land to homebuilders and developers.

– **Strategic Developments** – consists of residential condominium and commercial property projects currently under development and all other properties held for development which have no substantial operations. Revenues are primarily generated from the sale of condominium units.

The Chief Operating Decision Maker (CODM), which is the Company's Chief Executive Officer, may use different operating measures to assess operating results and allocate resources among the three segments, however the measure that is most consistent with the amounts included in the consolidated financial statements is earnings before taxes (EBT). EBT, as it relates to each business segment, includes the revenues and expenses of each segment, as shown below. EBT excludes corporate expenses and other items that are not allocable to the segments. The CODM utilizes EBT to evaluate the current financial performance and project the future financial performance of each segment to determine the allocation of capital resources. This measure is also used to evaluate the need for operational adjustments, such as adjustments to prices, cost structures, and product mix necessary to achieve profitability targets.

Segment EBT is as follows for the years ended December 31:

thousands		Operating Assets Segment	MPC Segment	Strategic Developments Segment
Year Ended December 31, 2024				
Total revenues	$	444,300 $	522,925 $	783,396
Condominium rights and unit cost of sales		—	—	(582,574)
Master Planned Communities cost of sales		—	(169,191)	—
Operating costs		(138,172)	(52,736)	(17,670)
Rental property real estate taxes		(55,915)	—	(2,480)
(Provision for) recovery of doubtful accounts		(504)	—	—
Segment operating income (loss)		249,709	300,998	180,672
Depreciation and amortization		(169,040)	(438)	(7,255)
Interest income (expense), net		(138,207)	60,473	18,603
Other income (loss), net		822	—	90,534
Equity in earnings (losses) from unconsolidated ventures		5,819	(11,899)	251
Gain (loss) on sale or disposal of real estate and other assets, net		22,907	—	—
Gain (loss) on extinguishment of debt		(465)	—	—
Segment EBT	$	(28,455) $	349,134 $	282,805
Year Ended December 31, 2023				
Total revenues	$	410,254 $	448,452 $	49,987
Condominium rights and unit cost of sales		—	—	(55,417)
Master Planned Communities cost of sales		—	(140,050)	—
Operating costs		(130,125)	(53,420)	(21,908)
Rental property real estate taxes		(52,502)	—	(3,147)
(Provision for) recovery of doubtful accounts		2,762	—	—
Segment operating income (loss)		230,389	254,982	(30,485)
Depreciation and amortization		(161,138)	(418)	(3,963)
Interest income (expense), net		(125,197)	64,291	16,074
Other income (loss), net		2,092	(102)	690
Equity in earnings (losses) from unconsolidated ventures		2,968	22,666	142
Gain (loss) on sale or disposal of real estate and other assets, net		23,926	—	236
Gain (loss) on extinguishment of debt		(97)	—	—
Segment EBT	$	(27,057) $	341,419 $	(17,306)
Year Ended December 31, 2022				
Total revenues	$	401,304 $	408,365 $	679,763
Condominium rights and unit cost of sales		—	—	(483,983)
Master Planned Communities cost of sales		—	(119,466)	—
Operating costs		(118,416)	(54,439)	(19,001)
Rental property real estate taxes		(51,069)	—	(1,052)
(Provision for) recovery of doubtful accounts		(629)	—	—
Segment operating income (loss)		231,190	234,460	175,727
Depreciation and amortization		(145,208)	(394)	(5,319)
Interest income (expense), net		(87,664)	50,305	17,073
Other income (loss), net		(1,383)	23	1,799
Equity in earnings (losses) from unconsolidated ventures		22,262	(1,407)	868
Gain (loss) on sale or disposal of real estate and other assets, net		29,588	—	90
Gain (loss) on extinguishment of debt		(2,230)	—	—
Segment EBT	$	46,555 $	282,987 $	190,238

The following represents the reconciliation of segment EBT to Net income (loss) from continuing operations before income taxes in the Consolidated Statements of Operations for the years ended December 31:

thousands	2024	2023	2022
Operating Assets EBT	$ (28,455)	$ (27,057)	$ 46,555
MPC EBT	349,134	341,419	282,987
Strategic Developments EBT	282,805	(17,306)	190,238
General and administrative	(91,752)	(86,671)	(81,770)
Gain (loss) on sale of MUD receivables	(48,651)	—	—
Corporate interest expense, net	(80,446)	(87,243)	(88,394)
Corporate income, expenses, and other items	(17,236)	(13,314)	(14,711)
Net income (loss) from continuing operations before income taxes	$ 365,399	$ 109,828	$ 334,905

The following represents the reconciliation of segment revenue to Total revenues in the Consolidated Statements of Operations for the years ended December 31:

thousands	2024	2023	2022
Operating Assets revenue	$ 444,300	$ 410,254	$ 401,304
MPC revenue	522,925	448,452	408,365
Strategic Developments revenue	783,396	49,987	679,763
Corporate income	68	60	58
Total revenues	$ 1,750,689	$ 908,753	$ 1,489,490

The following represents asset information by segment and the reconciliation of total segment assets to Total assets in the Consolidated Balance Sheets as of December 31:

thousands	2024	2023
Operating Assets	$ 3,548,162	$ 3,448,319
Master Planned Communities	3,373,827	3,358,821
Strategic Developments	1,836,791	1,638,955
Corporate	452,456	515,636
Discontinued operations	—	615,272
Total assets	$ 9,211,236	$ 9,577,003

The following represents capital expenditures by segment for the years ended December 31:

thousands	2024	2023
Operating Assets	$ 63,781	$ 44,342
Master Planned Communities	232	351
Strategic Developments	239,472	233,674
Corporate	740	7,028

19. Quarterly Financial Information (Unaudited)

The Company completed the spinoff of SEG in the third quarter of 2024. As the spinoff represented a strategic shift in the Company's operations, the results of SEG are presented as discontinued operations, which resulted in retrospective changes to the Company's Consolidated Statements of Operations. See Note 2 - Discontinued Operations for additional information.

The following table provides summarized quarterly financial data for 2024 and 2023. All per share amounts presented below are calculated based on whole dollars and number of shares, and therefore the sum of continuing and discontinued operations per share amounts may not recalculate to the total per share amounts.

thousands except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2024				
Total revenues	$ 156,484	$ 283,468	$ 327,147	$ 983,590
Operating income (loss)	12,608	88,464	198,339	260,510
Net income (loss) from continuing operations	(21,000)	47,367	96,528	162,320
Net income (loss) from discontinued operations, net of tax	(31,467)	(26,309)	(24,031)	(6,416)
Net income (loss)	(52,467)	21,058	72,497	155,904
Net (income) loss attributable to noncontrolling interests	(10)	34	273	414
Net income (loss) attributable to common stockholders	(52,477)	21,092	72,770	156,318
Basic income (loss) per share — continuing operations	$ (0.42)	$ 0.95	$ 1.95	$ 3.27
Basic income (loss) per share — discontinued operations	$ (0.63)	$ (0.53)	$ (0.48)	$ (0.13)
Basic income (loss) per share — attributable to common stockholders	$ (1.06)	$ 0.42	$ 1.46	$ 3.15
Diluted income (loss) per share — continuing operations	$ (0.42)	$ 0.95	$ 1.95	$ 3.25
Diluted income (loss) per share — discontinued operations	$ (0.63)	$ (0.53)	$ (0.48)	$ (0.13)
Diluted income (loss) per share — attributable to common stockholders	$ (1.06)	$ 0.42	$ 1.46	$ 3.12
2023				
Total revenues	$ 181,541	$ 185,775	$ 228,473	$ 312,964
Operating income (loss)	37,790	13,941	59,376	105,117
Net income (loss) from continuing operations	6,493	(7,981)	32,064	52,834
Net income (loss) from discontinued operations, net of tax	(29,120)	(11,160)	(576,199)	(18,461)
Net income (loss)	(22,627)	(19,141)	(544,135)	34,373
Net (income) loss attributable to noncontrolling interests	(118)	(2)	(46)	(77)
Net income (loss) attributable to common stockholders	(22,745)	(19,143)	(544,181)	34,296
Basic income (loss) per share — continuing operations	$ 0.13	$ (0.16)	$ 0.65	$ 1.06
Basic income (loss) per share — discontinued operations	$ (0.59)	$ (0.23)	$ (11.61)	$ (0.37)
Basic income (loss) per share — attributable to common stockholders	$ (0.46)	$ (0.39)	$ (10.97)	$ 0.69
Diluted income (loss) per share — continuing operations	$ 0.13	$ (0.16)	$ 0.64	$ 1.06
Diluted income (loss) per share — discontinued operations	$ (0.59)	$ (0.23)	$ (11.60)	$ (0.37)
Diluted income (loss) per share — attributable to common stockholders	$ (0.46)	$ (0.39)	$ (10.96)	$ 0.69

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2024

Name of Center (thousands)	Location	Center Type	Encumbrances (a)	Initial Cost (b) Land	Initial Cost (b) Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (c) Land (e)	Costs Capitalized Subsequent to Acquisition (c) Buildings and Improvements (e)	Gross Amounts at Which Carried at Close of Period (d) Land	Gross Amounts at Which Carried at Close of Period (d) Buildings and Improvements	Gross Amounts at Which Carried at Close of Period (d) Total	Accumulated Depreciation (f)	Date of Construction	Date Acquired / Completed
Bridgeland													
Bridgeland	Cypress, TX	MPC	$ 283,000	$ 260,223	$ —	$ 249,010	$ 1,708	$ 509,233	$ 1,708	$ 510,941	$ (886)		2004
Bridgeland Predevelopment	Cypress, TX	Development	—	—	2,455	—	—	—	2,455	2,455	—		
Houston Ground Leases - Bridgeland	Cypress, TX	Other	—	3,935	—	—	—	3,935	—	3,935	—		Various
Lakeside Row	Cypress, TX	Multifamily	35,500	812	42,875	—	543	812	43,418	44,230	(9,093)	2018	2019
One Bridgeland Green	Cypress, TX	Development	—	—	16,791	—	—	—	16,791	16,791	—	2024	
Starling at Bridgeland	Cypress, TX	Multifamily	37,976	1,511	57,505	—	490	1,511	57,995	59,506	(4,781)	2021	2022
Village Green at Bridgeland Central	Cypress, TX	Retail	9,154	1,774	14,726	—	—	1,774	14,726	16,500	(41)	2024	2024
Wingspan	Cypress, TX	Multifamily	49,138	1,214	72,042	—	—	1,214	72,042	73,256	(3,263)	2022	2023
Columbia													
Color Burst Park Retail	Columbia, MD	Retail	—	337	6,945	10	2,160	347	9,105	9,452	(1,217)	2019	2020
Columbia Ground Leases	Columbia, MD	Other	—	—	1,312	—	—	—	1,312	1,312	(18)		2024
Columbia Office Properties	Columbia, MD	Office	—	1,175	14,394	—	(1,179)	1,175	13,215	14,390	(7,184)		2004 / 2007
Columbia Parking Garages	Columbia, MD	Other	—	—	42,940	—	(157)	—	42,783	42,783	(6,866)	Various	Various
Columbia Predevelopment	Columbia, MD	Development	—	—	34,530	—	—	—	34,530	34,530	—		
Juniper	Columbia, MD	Multifamily	117,000	3,923	112,435	—	9,098	3,923	121,533	125,456	(21,219)	2018	2020
10285 Lakefront Medical Office	Columbia, MD	Office	14,034	—	45,288	—	—	—	45,288	45,288	(739)	2022	2024
Lakefront District	Columbia, MD	Development	—	400	80,053	(400)	(44,992)	—	35,061	35,061	—		Various
One Mall North	Columbia, MD	Office	6,774	7,822	10,818	—	2,533	7,822	13,351	21,173	(9,385)		2016
Marlow	Columbia, MD	Multifamily	75,815	4,088	130,083	—	3,495	4,088	133,578	137,666	(10,250)	2021	2022
6100 Merriweather	Columbia, MD	Office	76,000	2,550	86,867	—	9,261	2,550	96,128	98,678	(16,415)	2018	2019
One Merriweather	Columbia, MD	Office	49,800	1,433	56,125	—	1,738	1,433	57,863	59,296	(16,962)	2015	2017
Two Merriweather	Columbia, MD	Office	25,600	1,019	33,016	—	6,268	1,019	39,284	40,303	(9,625)	2016	2017
Merriweather District	Columbia, MD	Development	—	—	76,808	—	10,987	—	87,795	87,795	—		2015
Merriweather Row	Columbia, MD	Office	66,467	24,685	94,824	—	59,149	24,685	153,973	178,658	(44,418)		2012/2014
Rouse Building	Columbia, MD	Retail	22,362	—	28,865	—	3,063	—	31,928	31,928	(10,273)	2013	2014
Summerlin													
Aristocrat	Las Vegas, NV	Office	32,873	5,004	34,588	—	152	5,004	34,740	39,744	(8,113)	2017	2018
Constellation	Las Vegas, NV	Multifamily	24,200	3,069	39,759	—	2,494	3,069	42,253	45,322	(10,940)		2017
Downtown Summerlin (g)(h)	Las Vegas, NV	Retail/Office	1,519	30,855	364,100	—	31,318	30,855	395,418	426,273	(141,906)	2013	2014 / 2015
Hockey Ground Lease (g)	Las Vegas, NV	Other	141	6,705	2,198	—	—	6,705	2,198	8,903	(403)		2017
Meridian	Las Vegas, NV	Office	8,807	4,509	38,905	—	—	4,509	38,905	43,414	(837)	2022	2024
1700 Pavilion (g)	Las Vegas, NV	Office	70,574	1,700	101,760	—	9,178	1,700	110,938	112,638	(7,214)	2021	2022
Two Summerlin (g)	Las Vegas, NV	Office	40,857	3,037	47,104	—	2,151	3,037	49,255	52,292	(12,979)	2017	2018
Summerlin (g)	Las Vegas, NV	MPC	81,793	990,179	—	163,556	1,180	1,153,735	1,180	1,154,915	(752)		2004
Summerlin Grocery Anchored Center (g)	Las Vegas, NV	Retail	3,715	4,073	35,357	—	—	4,073	35,357	39,430	(167)	2023	2024
Summerlin Predevelopment	Las Vegas, NV	Development	—	—	21,177	—	—	—	21,177	21,177	—		
Tanager (g)	Las Vegas, NV	Multifamily	58,616	7,331	53,978	—	661	7,331	54,639	61,970	(11,632)	2017	2019
Tanager Echo (g)	Las Vegas, NV	Multifamily	59,529	2,302	86,013	—	—	2,302	86,013	88,315	(5,284)	2021	2023

Name of Center *thousands*	Location	Center Type	Encumbrances (a)	Initial Cost (b) Land	Initial Cost (b) Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (c) Land (e)	Costs Capitalized Subsequent to Acquisition (c) Buildings and Improvements (e)	Gross Amounts at Which Carried at Close of Period (d) Land	Gross Amounts at Which Carried at Close of Period (d) Buildings and Improvements	Gross Amounts at Which Carried at Close of Period (d) Total	Accumulated Depreciation (f)	Date of Construction	Date Acquired / Completed
Teravalis													
Teravalis	Phoenix, AZ	MPC	—	544,546	312	834	20	545,380	332	545,712	(99)		2021
The Woodlands													
Creekside Park	The Woodlands, TX	Multifamily	36,912	729	40,116	—	620	729	40,736	41,465	(9,678)	2017	2018
Creekside Park The Grove	The Woodlands, TX	Multifamily	57,000	1,876	52,382	—	294	1,876	52,676	54,552	(7,648)	2019	2021
Creekside Park West	The Woodlands, TX	Retail	15,669	1,228	17,922	—	1,325	1,228	19,247	20,475	(3,317)	2018	2019
Grogan's Mill Library and Community Center	The Woodlands, TX	Development	—	—	13,786	—	—	—	13,786	13,786	(375)	2024	
Grogan's Mill Retail	The Woodlands, TX	Development	—	—	2,042	—	—	—	2,042	2,042	—	2024	
Houston Ground Leases - The Woodlands	The Woodlands, TX	Other	—	13,324	2,582	—	—	13,324	2,582	15,906	(459)		Various
One Hughes Landing	The Woodlands, TX	Office	45,531	1,678	34,761	—	(2,365)	1,678	32,396	34,074	(11,669)	2012	2013
Two Hughes Landing	The Woodlands, TX	Office	44,519	1,269	34,950	—	(2,601)	1,269	32,349	33,618	(12,669)	2013	2014
Three Hughes Landing	The Woodlands, TX	Office	70,000	2,626	46,372	—	33,131	2,626	79,503	82,129	(24,487)	2014	2016
1725 Hughes Landing Boulevard	The Woodlands, TX	Office	61,221	1,351	36,764	—	28,164	1,351	64,928	66,279	(19,104)	2013	2015
1735 Hughes Landing Boulevard	The Woodlands, TX	Office	63,247	3,709	97,651	—	(280)	3,709	97,371	101,080	(39,030)	2013	2015
Hughes Landing Daycare	The Woodlands, TX	Other	—	138	—	—	—	138	—	138	—	2018	2019
Hughes Landing Retail	The Woodlands, TX	Retail	31,394	5,184	32,562	—	1,003	5,184	33,565	38,749	(11,748)	2013	2015
1701 Lake Robbins	The Woodlands, TX	Retail	—	1,663	3,725	—	856	1,663	4,581	6,244	(1,327)		2014
2201 Lake Woodlands Drive	The Woodlands, TX	Office	—	3,755	—	—	1,210	3,755	1,210	4,965	(941)		2011
Lakefront North	The Woodlands, TX	Office	50,000	10,260	39,357	—	17,675	10,260	57,032	67,292	(13,735)		2018
One Lakes Edge	The Woodlands, TX	Multifamily	65,159	1,057	81,768	—	1,104	1,057	82,872	83,929	(26,022)	2013	2015
Two Lakes Edge	The Woodlands, TX	Multifamily	105,000	1,870	96,349	—	1,048	1,870	97,397	99,267	(18,534)	2018	2020
Millennium Six Pines	The Woodlands, TX	Multifamily	41,418	4,000	54,624	7,225	1,119	11,225	55,743	66,968	(17,438)		2016
Millennium Waterway	The Woodlands, TX	Multifamily	51,000	15,917	56,002	—	1,844	15,917	57,846	73,763	(26,643)		2012
8770 New Trails	The Woodlands, TX	Office	34,392	2,204	35,033	—	80	2,204	35,113	37,317	(7,986)	2019	2020
9303 New Trails	The Woodlands, TX	Office	7,195	1,929	11,915	—	2,295	1,929	14,210	16,139	(4,858)		2011
1 Riva Row	The Woodlands, TX	Development	35,996	—	88,897	—	—	—	88,897	88,897	—	2023	
3831 Technology Forest Drive	The Woodlands, TX	Office	18,649	514	14,194	—	1,816	514	16,010	16,524	(8,024)	2014	2014
The Lane at Waterway	The Woodlands, TX	Multifamily	37,500	2,029	40,033	—	474	2,029	40,507	42,536	(6,892)	2019	2020
The Ritz-Carlton Residences	The Woodlands, TX	Development	40,402	—	47,655	—	—	—	47,655	47,655	(1,235)	2024	
The Woodlands	The Woodlands, TX	MPC	—	269,411	9,814	(79,918)	(9,744)	189,493	70	189,563	(70)		2011
The Woodlands Parking Garages	The Woodlands, TX	Other	—	6,885	3,600	2,497	15,103	9,382	18,703	28,085	(4,324)		Various
The Woodlands Predevelopment	The Woodlands, TX	Development	—	—	19,196	—	—	—	19,196	19,196	(1,675)		
The Woodlands Towers at the Waterway (i)	The Woodlands, TX	Office	379,549	11,044	437,561	—	48,835	11,044	486,396	497,440	(80,277)		2019
The Woodlands Warehouse	The Woodlands, TX	Other	13,700	4,480	4,389	—	103	4,480	4,492	8,972	(902)		2019
20/25 Waterway Avenue	The Woodlands, TX	Retail	14,500	2,346	8,871	—	1,053	2,346	9,924	12,270	(3,375)		2011
Waterway Plaza II	The Woodlands, TX	Office	9,663	841	10,279	—	399	841	10,678	11,519	(701)		2024
3 Waterway Square	The Woodlands, TX	Office	39,947	748	42,214	—	1,574	748	43,788	44,536	(17,802)	2012	2013
4 Waterway Square	The Woodlands, TX	Office	21,071	1,430	51,553	—	9,853	1,430	61,406	62,836	(24,354)		2011
Waterway Square Retail	The Woodlands, TX	Retail	—	1,341	4,255	—	1,314	1,341	5,569	6,910	(2,006)		2011
1400 Woodloch Forest	The Woodlands, TX	Office	—	1,570	13,023	—	5,864	1,570	18,887	20,457	(8,103)		2011
The Woodlands Hills													
The Woodlands Hills	Conroe, TX	MPC	—	99,284	—	14,536	12	113,820	12	113,832	(7)		2014

Name of Center *thousands*	Location	Center Type	Encumbrances (a)	Initial Cost (b) Land	Initial Cost (b) Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (c) Land (e)	Costs Capitalized Subsequent to Acquisition (c) Buildings and Improvements (e)	Gross Amounts at Which Carried at Close of Period (d) Land	Gross Amounts at Which Carried at Close of Period (d) Buildings and Improvements	Gross Amounts at Which Carried at Close of Period (d) Total	Accumulated Depreciation (f)	Date of Construction	Date Acquired / Completed
Ward Village													
ʻAʻaliʻi	Honolulu, HI	Condominium	—	—	714	—	132	—	846	846	(69)	2018	2021
Ae`o	Honolulu, HI	Condominium	—	—	1,162	—	—	—	1,162	1,162	(175)	2016	2018
Anaha	Honolulu, HI	Condominium	—	—	1,097	—	—	—	1,097	1,097	(194)	2014	2017
Kalae	Honolulu, HI	Development	64,573	—	137,008	—	—	—	137,008	137,008	—	2024	
Ke Kilohana	Honolulu, HI	Condominium	—	—	656	—	—	—	656	656	(93)	2016	2019
Kewalo Basin Harbor	Honolulu, HI	Other	10,736	—	24,116	—	(786)	—	23,330	23,330	(7,126)	2017	2019
Kōʻula	Honolulu, HI	Condominium	—	—	1,184	—	190	—	1,374	1,374	(76)	2019	2022
The Park Ward Village	Honolulu, HI	Development	41,242	—	333,235	—	—	—	333,235	333,235	—	2022	
Ulana Ward Village	Honolulu, HI	Development	181,581	—	307,839	—	—	—	307,839	307,839	—	2023	
Victoria Place	Honolulu, HI	Condominium	—	—	1,388	—	—	—	1,388	1,388	(273)	2021	2024
Waiea	Honolulu, HI	Condominium	—	—	1,206	—	414	—	1,620	1,620	(294)	2014	2016
Ward Predevelopment	Honolulu, HI	Development	3,427	—	182,304	—	—	—	182,304	182,304	(2,044)		
Ward Village Parking Garages	Honolulu, HI	Other	—	4,448	—	257	140,353	4,705	140,353	145,058	(39,168)	2011 / 2016	2013 / 2018
Ward Village Retail	Honolulu, HI	Retail	175,000	159,559	89,321	(105,407)	203,086	54,152	292,407	346,559	(105,983)	Various	Various
Total excluding Corporate and Deferred financing costs			**3,118,437**	**2,561,908**	**4,554,375**	**252,200**	**617,886**	**2,814,108**	**5,172,261**	**7,986,369**	**(945,871)**		
Corporate	Various		2,050,000	885	1,027	(885)	9,613	—	10,640	10,640	(3,662)		
Deferred financing costs	N/A		(40,968)										
		Total	**$ 5,127,469**	**$ 2,562,793**	**$ 4,555,402**	**$ 251,315**	**$ 627,499**	**$ 2,814,108**	**$ 5,182,901**	**$ 7,997,009**	**$ (949,533)**		

(a) Refer to Note 8 - *Mortgages, Notes, and Loans Payable, Net* for additional information.
(b) The initial cost for developed projects includes costs incurred through the end of the first complete calendar year after the asset is placed in service; for projects undergoing development or redevelopment, it includes all costs incurred up to the end of the reporting period; for acquired properties, it represents the acquisition cost.
(c) For retail and other properties, costs capitalized subsequent to acquisitions is net of cost of disposals or other property write-downs. For MPCs, costs capitalized subsequent to acquisitions are net of the cost of land sales.
(d) The aggregate cost of land, buildings, and improvements for federal income tax purposes is approximately $6.3 billion.
(e) Reductions in Land reflect transfers to Buildings and Improvements for projects which the Company is internally developing.
(f) Depreciation is based upon the useful lives in Note 1 - *Presentation of Financial Statements and Significant Accounting Policies.*
(g) Encumbrances balance either represents or is inclusive of SIDs.
(h) Downtown Summerlin includes the One Summerlin office property, which was placed in service in 2015.
(i) The Woodlands Towers at the Waterway includes 1201 Lake Robbins and 9950 Woodloch Forest.

Reconciliation of Real Estate *thousands*	**2024**	**2023**	**2022**
Balance at January 1	**$ 7,558,809**	$ 6,854,826	$ 6,615,870
Additions	**1,431,478**	1,160,786	1,050,528
Dispositions, write-offs, and land and condominium costs of sales	**(993,278)**	(456,803)	(811,572)
Balance at December 31	**$ 7,997,009**	$ 7,558,809	$ 6,854,826

Reconciliation of Accumulated Depreciation

thousands		2024		2023		2022
Balance at January 1	$	829,018	$	717,270	$	632,415
Depreciation Expense		160,638		151,881		137,817
Dispositions and write-offs		(40,123)		(40,133)		(52,962)
Balance at December 31	$	949,533	$	829,018	$	717,270

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be disclosed in our reports to the Securities and Exchange Commission (SEC) is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer, principal financial officer, and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by SEC rules, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, principal financial officer, and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this report. Based on the foregoing, our principal executive officer, principal financial officer, and principal accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting is provided in Item 8. Financial Statements and Supplementary Data in this Annual Report on Form 10-K. The attestation report of the Company's independent registered public accounting firm, KPMG LLP, regarding the Company's internal control over financial reporting is also provided in Item 8. Financial Statements and Supplementary Data in this Annual Report on Form 10-K.

Item 9B. Other Information

There were no directors or officers that had adopted or terminated a 10b5-1 plan or other trading arrangement during the fourth quarter of 2024.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by Item 10 is incorporated by reference to the relevant information included in our proxy statement for our 2025 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information included in our proxy statement for our 2025 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to the relevant information included in our proxy statement for our 2025 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information included in our proxy statement for our 2025 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information included in our proxy statement for our 2025 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a)   Financial Statements and Financial Statement Schedule.

The Consolidated Financial Statements and Schedule listed in the Index to this Annual Report on page 57 are filed as part of this Annual Report. No additional financial statement schedules are presented as the required information is not applicable, not present in amounts sufficient to require submission of the schedule, or because the information required is enclosed in the Consolidated Financial Statements and notes thereto.

(b)   Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of August 11, 2023, by and among The Howard Hughes Corporation, Howard Hughes Holdings Inc. and HHC Merger Sub Co. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K12B, filed August 11, 2023)
2.2	Separation Agreement, dated July 31, 2024, between Howard Hughes Holdings Inc. and Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed August 1, 2024)
3.1	Amended and Restated Certificate of Incorporation of Howard Hughes Holdings Inc., dated August 11, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed November 6, 2023)
3.2	Amended and Restated Bylaws of Howard Hughes Holdings Inc., dated August 11, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K12B, filed August 11, 2023)
3.3	Certificate of Designations of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on February 29, 2012 (incorporated by reference to Exhibit 3.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed February 29, 2012)
4.1	Indenture, dated as of March 16, 2017 by and between The Howard Hughes Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed March 21, 2017)
4.1.1	Second Supplemental Indenture, dated as of August 18, 2020, to the indenture dated as of March 16, 2017 and first supplemented as of June 15, 2017, by and among HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC, The Howard Hughes Corporation and Wells Fargo Bank, National Association, as the trustee (incorporated by reference to Exhibit 4.2 to The Howard Hughes Corporation's Current Report on Form 8-K, filed August 21, 2020)
4.1.2	Third Supplemental Indenture, dated as of October 2, 2020, to the indenture dated as of March 16, 2017, as first supplemented on June 15, 2017 and as further supplemented on August 18, 2020, among The Howard Hughes Corporation, HH Woodlands Tower Holdings, LLC, API/ HHC Lake Robbins Holding Company, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to The Howard Hughes Corporation's Current Report on Form 8-K, filed October 7, 2020)
4.1.3	Fourth Supplemental Indenture, dated as of February 2, 2021, to the indenture dated as of March 16, 2017, by and among The Howard Hughes Corporation, HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as the trustee (incorporated by reference to Exhibit 4.3 to The Howard Hughes Corporation's Current Report on Form 8-K, filed February 4, 2021)
4.2	Indenture, dated as of August 18, 2020, by and among The Howard Hughes Corporation, HHC Warehouse Holdings Company, LLC, HH Warehouse Land Holdings, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed August 21, 2020)
4.2.1	First Supplemental Indenture, dated as of October 2, 2020, to the indenture dated as of August 18, 2020, among The Howard Hughes Corporation, HH Woodlands Tower Holdings, LLC, API/ HHC Lake Robbins Holding Company, LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed October 7, 2020)
4.3	Indenture, dated as of February 2, 2021, by and among The Howard Hughes Corporation, HHC Warehouse Holding Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed February 4, 2021)

4.4   Indenture, dated as of February 2, 2021, by and among The Howard Hughes Corporation, HHC Warehouse Holding Company, LLC, HH Warehouse Land Holdings, LLC, HH Woodlands Tower Holdings, LLC, API/HHC Lake Robbins Holding Company, LLC, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to The Howard Hughes Corporation's Current Report on Form 8-K, filed February 4, 2021)

4.5   Description of Securities of the Registrant (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K, filed February 27, 2024)

10.1   Form of indemnification agreement for directors and certain executive officers of The Howard Hughes Corporation (incorporated by reference to Exhibit 10.7 to The Howard Hughes Corporation's Current Report on Form 8-K, filed November 12, 2010)

10.2   Registration Rights Agreement, dated November 9, 2010, between The Howard Hughes Corporation and Pershing Square Capital Management, L.P., Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners (AIV) VI L.P., Blackstone Real Estate Partners VI.F L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Holdings VI L.P., and Blackstone GGP Principal Transaction Partners L.P. (incorporated by reference to Exhibit 99.4 to The Howard Hughes Corporation's Current Report on Form 8-K, filed November 12, 2010)

10.3*   Form of The Howard Hughes Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed September 17, 2014)

10.4*   The Howard Hughes Corporation Management Co., LLC Separation Benefit Plan (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed August 16, 2017)

10.5   Share Purchase Agreement, dated March 27, 2020, by and among The Howard Hughes Corporation and Pershing Square Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed March 31, 2020)

10.6*   The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed May 20, 2020)

10.7*   Amendment No. 1 to Restricted Stock Agreements dated November 4, 2020 between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.3 to The Howard Hughes Corporation's Quarterly Report on Form 10-Q, filed November 5, 2020)

10.8*   Second Amended and Restated Employment Agreement, dated December 1, 2020, between The Howard Hughes Corporation and David O'Reilly (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed December 2, 2020)

10.9*   Employment Agreement, dated December 1, 2020, between The Howard Hughes Corporation and L. Jay Cross (incorporated by reference to Exhibit 10.2 to The Howard Hughes Corporation's Current Report on Form 8-K, filed December 2, 2020)

10.10*   Employment Agreement, dated January 12, 2022, between the Howard Hughes Corporation and Carlos Olea (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Current Report on Form 8-K, filed January 12, 2022)

10.11*   Form of Time-Based Restricted Stock Award (Executives with Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to The Howard Hughes Corporation's Quarterly Report on From 10-Q, filed May 10, 2021)

10.12*   Form of Time-Based Restricted Stock Award (Executive Officers without Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to The Howard Hughes Corporation's Quarterly Report on From 10-Q, filed May 10, 2021)

10.13*   Form of Performance-Based Restricted Stock Award (Executive Officers with Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to The Howard Hughes Corporation's Quarterly Report on From 10-Q, filed May 10, 2021)

10.14*   Form of Performance-Based Restricted Stock Award (Executive Officers without Employment Agreements) under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to The Howard Hughes Corporation's Quarterly Report on From 10-Q, filed May 10, 2021)

10.15*   Form of Restricted Stock Agreement for Nonemployee Directors under The Howard Hughes Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to The Howard Hughes Corporation's Quarterly Report on Form 10-Q, filed August 4, 2021)

10.16*   Assignment and Assumption Agreement by and between The Howard Hughes Corporation and Howard Hughes Holdings Inc., dated as of August 11, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K12B, filed August 11, 2023)

10.17	Transition Services Agreement, dated July 31, 2024, between Howard Hughes Holdings Inc. and Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 1, 2024)
10.18	Tax Matters Agreement, dated July 31, 2024, between Howard Hughes Holdings Inc. and Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed August 1, 2024)
10.19	Employee Matters Agreement, dated July 31, 2024, between Howard Hughes Holdings Inc. and Seaport Entertainment Group Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed August 1, 2024)
10.20*+	Amendment No. 1 to Second Amended and Restated Employment Agreement, effective as of January 1, 2024, between Howard Hughes Holdings Inc. and David O'Reilly
10.21*+	Amendment No. 1 to Employment Agreement, effective as of January 1, 2024, between Howard Hughes Holdings Inc. and L. Jay Cross
10.22*+	Amendment No. 1 to Employment Agreement, effective as of January 1, 2024, between Howard Hughes Holdings Inc. and Carlos Olea
10.23*+	Employment Agreement between Howard Hughes Holdings Inc. and Joseph Valane dated December 29, 2023
19.1+	Insider Trading Policy
21.1+	List of Subsidiaries
23.1+	Consent of KPMG LLP
24.1+	Power of Attorney
31.1+	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1++	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed February 27, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH+	Inline XBRL Taxonomy Extension Schema Document
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Management contract, compensatory plan, or arrangement
+	Filed herewith
++	Furnished herewith

Attached as Exhibit 101 to this report are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022, (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023, and 2022, (iii) the Consolidated Balance Sheets as of December 31, 2024 and 2023, (iv) Consolidated Statements of Equity for the years ended December 31, 2024, 2023, and 2022, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, and (vi) the Notes to Consolidated Financial Statements.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Howard Hughes Holdings Inc.

/s/ Carlos A. Olea

Carlos A. Olea
Chief Financial Officer   February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* R. Scot Sellers	Chairman of the Board and Director	February 26, 2025
/s/ David R. O'Reilly David R. O'Reilly	Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ Carlos A. Olea Carlos A. Olea	Chief Financial Officer (Principal Financial Officer)	February 26, 2025
/s/ Elena Verbinskaya Elena Verbinskaya	Chief Accounting Officer (Principal Accounting Officer)	February 26, 2025
* David Eun	Director	February 26, 2025
* Adam Flatto	Director	February 26, 2025
* Ben Hakim	Director	February 26, 2025
* Dana Hamilton	Director	February 26, 2025
* Beth Kaplan	Director	February 26, 2025
* Allen Model	Director	February 26, 2025
* Steven Shepsman	Director	February 26, 2025
* Mary Ann Tighe	Director	February 26, 2025
* Anthony Williams	Director	February 26, 2025
*/s/ David R. O'Reilly David R. O'Reilly Attorney-in-fact		

HOWARDHUGHES.COM